MERGE™ Healthcare

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0–29486

MERGE HEALTHCARE INCORPORATED
(Exact name of Registrant as specified in its charter)

Wisconsin	**39–1600938**
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214–5650
(Address of principal executive offices, including zip code)

(Registrant's telephone number, including area code) **(414) 977–4000**

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	NASDAQ Global Market

Securities registered under Section 12(g) of the Exchange Act: **NONE**

Indicate by check mark if the Registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non–accelerated filer, or a smaller reporting company. See the definitions of "accelerated filers", "large accelerated filer" and "smaller reporting company" in Rule 12b–2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non–accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b–2 of the Act).

Yes ☐ No ☒

The aggregate market value for the Registrant's voting and non–voting common equity held by non–affiliates of the Registrant as of June 30, 2007, based upon the closing sale price of the Common Stock on June 30, 2007, as reported on the NASDAQ Global Market, was approximately $207,462,700. Shares of Common Stock held by each officer and director and by each person who owns ten percent or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the Registrant's common stock, par value $0.01 per share, as of March 18, 2008: 34,000,195

DOCUMENTS INCORPORATED BY REFERENCE

Certain of the information required by Part III is incorporated by reference from the Registrant's Proxy Statement for its 2008 Annual Meeting of Shareholders.

INDEX

PART I

Item 1. BUSINESS

Certain statements in this report that are not historical facts, including, without limitation, statements that reflect our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities, constitute forward–looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. When used in this report, the words "believes," "intends," "anticipates," "expects," "will" and similar expressions are intended to identify forward–looking statements, but are not the exclusive means of identifying them. These statements are based on information currently available to us and are subject to a number of risks and uncertainties that may cause our actual growth, results of operations, financial condition, cash flows, performance, business prospects and opportunities and the timing of certain events to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and other factors include, without limitation, those matters discussed in Item 1A, "Risk Factors" of this Annual Report on Form 10-K. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update these factors or any of the forward–looking statements to reflect future events, developments or changed circumstances, or for any other reason.

Overview

Merge Healthcare Incorporated, a Wisconsin corporation, and its subsidiaries or affiliates (collectively, "Merge Healthcare," "we," "us," or "our"), develops medical imaging and information management software and delivers related services. There are three business units within Merge Healthcare: Merge Healthcare North America, which primarily sells directly to the end–user healthcare market comprised of hospitals, imaging centers and specialty clinics located in the U.S. and Canada and also distributes certain products through the Internet via our website; Cedara Software, which primarily sells to Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"), comprised of companies that develop, manufacture or resell medical imaging software or devices; and Merge Healthcare EMEA, which sells directly and through partners to the end–user healthcare market in Europe, the Middle East and Africa ("EMEA"). We develop clinical and medical imaging software applications and development tools that are on the forefront of medicine. We also develop medical imaging software solutions that support end–to–end business and clinical workflow for radiology department and specialty practices, imaging centers and hospitals. Our software technologies accelerate market delivery for our global OEM customers, while our end–user solutions improve our customers' productivity and enhance the quality of the patient experience. Our principal executive offices are located at 6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214–5650, and our telephone number there is (414) 977–4000.

We were founded in 1987 and built a reputation as a company that enabled the transformation of legacy radiology (film–based) images into modern (filmless) digitized images for distribution and diagnostic interpretation. We acquired eFilm Medical Inc. ("eFilm") in June 2002 for the diagnostic medical image workstation software capabilities; RIS Logic, Inc. ("RIS Logic") in July 2003 for their Radiology Information Systems ("RIS") software, which manages business and clinical workflow for imaging centers; AccuImage Diagnostics Corp. ("AccuImage") in January 2005 for the advanced visualization technologies for clinical specialty medical imaging; and in June 2005, we completed our business combination with Cedara Software Corp. ("Cedara"), which significantly enhanced our medical imaging software offerings.

We continue to face significant business challenges from restatements of certain of our financial statements completed in 2007 and 2006, the formal investigation being conducted by the Securities and Exchange Commission ("SEC"), and class action and other lawsuits. We believe that these matters have adversely affected the morale of our employees, our relationships with certain customers and potential customers, our reputation in the marketplace, and have continued to divert the attention of our Board of Directors and management from our business operations during 2007. This has contributed to our declining performance and consequent use of cash. Also, although we continue to believe that the Deficit Reduction Act of 2005 ("DRA") will ultimately be a catalyst for U.S. end-user customers to move to a filmless environment, we believe that the DRA has had a larger negative impact to our target market and our net sales during 2007 than we had originally anticipated.

believe yields strong productivity gains, attracts referrals from primary care and specialty physicians, and yields enhanced support and technology migration by having only a single vendor relationship to manage.

Our OEM market is also highly competitive. We believe that our innovation–driven model will enable us to proactively drive new demand for medical imaging solutions at both the OEM and the end–user level. One of the main sources of competition for our OEM products is the OEM's own internal software development programs, whereby the customer may have the ability to use internal resources to create a similar technology or eventually to replace our software which is employed in the customer's marketed solution. With the opening of our CSSI office in Pune. India in September, 2007, we are now able to offer an onshore/offshore global delivery model to better address this internal competition. Through this model, we can provide custom engineering services at costs that are lower than the OEM's internal engineering costs, and with greater flexibility, scalability, expertise and time to market then their internal alternatives. There are also a number of companies who specialize in one particular technology which may compete with us in a selected market. However, we believe that there are no direct competitors in the OEM market who have the breadth of technologies, engineering resources and capabilities to compete with us in all aspects of our technology portfolio.

How We Benefit Our Customers

Our end–user solutions benefit hospital radiology departments, diagnostic imaging centers, specialty clinics and their patients in a variety of ways, including:

- Accelerated productivity gained by using a single integrated software solution for most business and clinical workflow tools designed to automate operations, including digital dictation, billing, registration and scheduling, productivity analysis, image and report management, and storage and distribution;
- Increased accuracy through real–time patient demographic matching across all business and clinical workflow tools;
- More accountability and convenience in working with one vendor who develops, installs and supports the entire spectrum of radiology workflow tools and integration services;
- The creation of permanent electronic archives of diagnostic quality images that enable the retrieval of prior and current images and reports;
- Improved productivity and reduced costs by providing the capability to centralize many functions, such as scheduling, coding, transcription, billing and radiologist reading;
- Modular, flexible and cost–effective systems that can expand as the imaging center, hospital or clinic's business grows;
- Networking of multiple image-producing and image-utilizing devices to eliminate redundancies and to reduce the need for capital equipment expenditures or disaster recovery; and
- Optimized image–viewing and diagnostic capabilities.

Our global OEM customers benefit from our software technologies, our professional services, and our onshore/offshore global delivery model in a number of ways, including:

- Using our technologies and services to enhance the workflow capabilities of the OEM's solutions;
- Accelerating time-to-market in the development of new solutions;
- Reducing software research and development costs;
- Supporting greater scalability and flexibility in their development programs;
- Creating greater product differentiation compared to their competitors; and
- Leveraging our technical and deployment skills, thereby allowing the OEM to focus on their core competencies.

PART I

Item 1. BUSINESS

Certain statements in this report that are not historical facts, including, without limitation, statements that reflect our current expectations regarding our future growth, results of operations, performance, business prospects and opportunities, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. When used in this report, the words "believes," "intends," "anticipates," "expects," "will" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying them. These statements are based on information currently available to us and are subject to a number of risks and uncertainties that may cause our actual growth, results of operations, financial condition, cash flows, performance, business prospects and opportunities and the timing of certain events to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and other factors include, without limitation, those matters discussed in Item 1A, "Risk Factors" of this Annual Report on Form 10-K. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update these factors or any of the forward-looking statements to reflect future events, developments or changed circumstances, or for any other reason.

Overview

Merge Healthcare Incorporated, a Wisconsin corporation, and its subsidiaries or affiliates (collectively, "Merge Healthcare," "we," "us," or "our"), develops medical imaging and information management software and delivers related services. There are three business units within Merge Healthcare: Merge Healthcare North America, which primarily sells directly to the end-user healthcare market comprised of hospitals, imaging centers and specialty clinics located in the U.S. and Canada and also distributes certain products through the Internet via our website; Cedara Software, which primarily sells to Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs"), comprised of companies that develop, manufacture or resell medical imaging software or devices; and Merge Healthcare EMEA, which sells directly and through partners to the end-user healthcare market in Europe, the Middle East and Africa ("EMEA"). We develop clinical and medical imaging software applications and development tools that are on the forefront of medicine. We also develop medical imaging software solutions that support end-to-end business and clinical workflow for radiology department and specialty practices, imaging centers and hospitals. Our software technologies accelerate market delivery for our global OEM customers, while our end-user solutions improve our customers' productivity and enhance the quality of the patient experience. Our principal executive offices are located at 6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214-5650, and our telephone number there is (414) 977-4000.

We were founded in 1987 and built a reputation as a company that enabled the transformation of legacy radiology (film-based) images into modern (filmless) digitized images for distribution and diagnostic interpretation. We acquired eFilm Medical Inc. ("eFilm") in June 2002 for the diagnostic medical image workstation software capabilities; RIS Logic, Inc..("RIS Logic") in July 2003 for their Radiology Information Systems ("RIS") software, which manages business and clinical workflow for imaging centers; AccuImage Diagnostics Corp. ("AccuImage") in January 2005 for the advanced visualization technologies for clinical specialty medical imaging; and in June 2005, we completed our business combination with Cedara Software Corp. ("Cedara"), which significantly enhanced our medical imaging software offerings.

We continue to face significant business challenges from restatements of certain of our financial statements completed in 2007 and 2006, the formal investigation being conducted by the Securities and Exchange Commission ("SEC"), and class action and other lawsuits. We believe that these matters have adversely affected the morale of our employees, our relationships with certain customers and potential customers, our reputation in the marketplace, and have continued to divert the attention of our Board of Directors and management from our business operations during 2007. This has contributed to our declining performance and consequent use of cash. Also, although we continue to believe that the Deficit Reduction Act of 2005 ("DRA") will ultimately be a catalyst for U.S. end-user customers to move to a filmless environment, we believe that the DRA has had a larger negative impact to our target market and our net sales during 2007 than we had originally anticipated.

We have generated losses from operations over the past eight consecutive quarters, and currently we have no credit facility. As a result, we are completely dependent upon available cash and operating cash flow to meet our capital needs. We are considering all strategic options and also options for generating additional cash and revenues to fund our continuing business operations, including equity offerings, assets sales or debt financings. If adequate funds are not available or are not available on acceptable terms, we will likely not be able to fund our new teleradiology business, take advantage of unanticipated opportunities, develop or enhance services or products, respond to competitive pressures, or continue as a going concern.

We are in the process of executing on several restructuring initiatives which have occurred from late 2006 to the present that include:

- Two separate right-sizings and reorganizations, the most recent one announced in February 2008 includes personnel terminations from all parts of the organization;
- Implementation of and significant changes to our onshore/offshore global software engineering and support delivery model; and
- Our new teleradiology services offering announced in November of 2007.

While we believe that these initiatives will better align our costs with our anticipated revenues going forward, it will take time for these initiatives to have an impact on our net sales and operating income.

Business

We develop clinical and medical imaging software applications and development tools that are on the forefront of medicine. We also develop medical imaging software solutions that support end–to–end business and clinical workflow for radiology department and specialty practices, imaging centers and hospitals. Our software technologies accelerate market delivery for our global OEM customers, while our end–user solutions improve our customers' productivity and enhance the quality of the patient experience. Our diagnostic imaging workflow applications are commonly categorized as Picture Archiving and Communication Systems ("PACS"), Radiology Information Systems ("RIS"), and clinical applications, and include, but are not limited to, software products that support medical imaging in many specialized areas such as orthopedics, cardiology, mammography and oncology. We believe the combination of RIS/PACS/clinical applications and Healthcare Information Management improves diagnostic imaging workflow and also provides value by making images and other information available throughout the enterprise.

We directly provide PACS, RIS and clinical medical imaging software applications and we also sell select products through our website's eCommerce engine. Our products and solutions link business and clinical workflow by managing and distributing diagnostic images and information throughout the healthcare enterprise, while providing visualization tools that target improved productivity and enhanced clinical accuracy of the diagnosis of general and specialty medical imaging exams. Our customers can enhance the quality of healthcare provided to patients because our solutions improve radiology workflow efficiencies and improve the clinical decision–making processes. In addition, our solutions reduce the film, paper and labor costs involved in managing and distributing medical images and information, which helps drive increased profitability for our customers. We deliver value to many types of healthcare facilities of all sizes, but we specifically target imaging centers and specialty clinics.

In November 2007, responding to our customers' needs to battle increasing costs and decreasing reimbursements without compromising quality of patient care, Merge Healthcare North America announced that it will become a provider of teleradiology technology and services, allowing our customers to seamlessly integrate Consult PreReads™ into their digital RIS/PACS environment. We anticipate that we will begin performing this service commercially and generate revenue in the second quarter of 2008. We have consistently expanded our suite of product and service offerings. We see our single–vendor approach to RIS/PACS/clinical applications combined with teleradiology services as a unique advantage in our end–user target market.

In addition, we focus on the development of custom–engineered software applications and development tools for the global medical imaging and information OEM markets. With the opening of our CSSI facility in Pune, India, in September, 2007, we have further enhanced our custom engineering offering with the introduction of our onshore/offshore global delivery model. With this new capability, we now offer customers greater scalability and flexibility in addressing their software development needs and at reduced costs. For long term engineering

engagements, as part of this model, we now offer OEM customers capacity engineering whereby we assign dedicated engineering teams that work on multiple development projects for the customer over time.

Our software is deployed in hospitals and clinics worldwide through our partners and our direct end–user and eCommerce channels and is licensed by many of the world's largest medical device and healthcare information technology ("IT") companies. Our technologies enable our OEM customers to increase revenues, to create competitive advantages, and to deliver technologies to end–user markets throughout the world. We often serve as an extended research and development team for the OEM, helping them to be first–to–market with innovative medical imaging technologies. We leverage our global end–user distribution channels to sell existing technologies and applications to our customers, and we expand the value of medical imaging solutions by licensing additional applications to our customers to sell through their own sales forces. Our technologies and expertise span all the major digital imaging modalities, including computed tomography ("CT"), magnetic resonance imaging ("MRI"), digital x–ray, mammography, ultrasound, echo–cardiology, angiography, nuclear medicine, positron emission tomography ("PET") and fluoroscopy. Our offerings are used in all aspects of clinical imaging workflow, including: the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and the use of imaging in minimally–invasive surgery. We target OEMs/VARs that serve all markets utilizing medical imaging in their businesses, regardless of the size or scope of the markets they serve, including non–radiology markets such as oncology and pharmaceutical.

We believe the combined innovation model between our OEM medical imaging engineering and our RIS/PACS/clinical application offerings positions us uniquely among our competitors in the medical imaging and information markets, enabling a product innovation model that accelerates our development efforts by providing software–based technologies that can be embedded in solutions for the end–user market, and creating a product and distribution platform to allow us to explore new clinical and geographic markets beyond radiology.

Financial Information about Segments

For financial information regarding our single segment as well as our geographic areas of operation, refer to Item 8, "Note 1– Basis of Presentation and Significant Accounting Policies, Segment Reporting" and "Note 12 – Segment Information" of this Annual Report on Form 10-K.

Markets

Merge Healthcare, with three separate business units, strategically diversifies its business development efforts throughout a broad market space. Our intent is to focus future operations on our core strengths and markets that we believe can cultivate the significant opportunities available from the teleradiology initiative announced in November of 2007. As part of that focus, we are currently planning to spin-off the Merge Healthcare EMEA business units to the local management teams. We anticipate that these transactions will, if successful, be completed in the early part of the second quarter of 2008. The EMEA business unit consists of the French electronic patient record business primarily utilizing our aXigate product technology and also the Netherlands operation which primarily sells PACS and third party RIS products throughout Europe, the Middle East, and Africa.

In a report issued in June 2006, Frost & Sullivan, a leading healthcare consulting and research firm, estimated that the U.S. Turnkey Radiology PACS market was worth approximately $1.2 billion, comprised by new installation revenue of 38% or approximately $472 million, replacement revenue of 43% or approximately $533 million and maintenance and support revenue of 19% or approximately $222 million. In addition, total revenues forecasted for 2008 in the U.S. Turnkey Radiology PACS market are estimated to be approximately $1.5 billion, a year-over-year increase of approximately 7.8% from 2007, and an increase of 15.8% from 2006. Frost & Sullivan also estimated that the total U.S. Turnkey Radiology PACS market will grow over the 7 year period between 2005 and 2012 by a CAGR of 7.0%, and will reach a value of about $1.8 billion. Despite these growth projections, we believe that the DRA has had a larger negative impact on our target market during 2007 than we had originally anticipated.

The market for our end–user solutions is highly competitive. We believe that healthcare providers continue to be challenged by declining reimbursements, intense competition and the increased cost of providing healthcare services. Some customers purchase products both from us and from our competitors. In the developing area of RIS/PACS/clinical applications workflow, there are many emerging competitors who offer portions of an integrated radiology solution through their RIS, PACS and clinical applications. Additionally, certain competitors are integrating RIS, PACS and clinical applications through development, partnership and acquisition activities. We offer a combined RIS, PACS and clinical applications solution, providing customers with a single system that we

believe yields strong productivity gains, attracts referrals from primary care and specialty physicians, and yields enhanced support and technology migration by having only a single vendor relationship to manage.

Our OEM market is also highly competitive. We believe that our innovation–driven model will enable us to proactively drive new demand for medical imaging solutions at both the OEM and the end–user level. One of the main sources of competition for our OEM products is the OEM's own internal software development programs, whereby the customer may have the ability to use internal resources to create a similar technology or eventually to replace our software which is employed in the customer's marketed solution. With the opening of our CSSI office in Pune. India in September, 2007, we are now able to offer an onshore/offshore global delivery model to better address this internal competition. Through this model, we can provide custom engineering services at costs that are lower than the OEM's internal engineering costs, and with greater flexibility, scalability, expertise and time to market then their internal alternatives. There are also a number of companies who specialize in one particular technology which may compete with us in a selected market. However, we believe that there are no direct competitors in the OEM market who have the breadth of technologies, engineering resources and capabilities to compete with us in all aspects of our technology portfolio.

How We Benefit Our Customers

Our end–user solutions benefit hospital radiology departments, diagnostic imaging centers, specialty clinics and their patients in a variety of ways, including:

- Accelerated productivity gained by using a single integrated software solution for most business and clinical workflow tools designed to automate operations, including digital dictation, billing, registration and scheduling, productivity analysis, image and report management, and storage and distribution;
- Increased accuracy through real–time patient demographic matching across all business and clinical workflow tools;
- More accountability and convenience in working with one vendor who develops, installs and supports the entire spectrum of radiology workflow tools and integration services;
- The creation of permanent electronic archives of diagnostic quality images that enable the retrieval of prior and current images and reports;
- Improved productivity and reduced costs by providing the capability to centralize many functions, such as scheduling, coding, transcription, billing and radiologist reading;
- Modular, flexible and cost–effective systems that can expand as the imaging center, hospital or clinic's business grows;
- Networking of multiple image-producing and image-utilizing devices to eliminate redundancies and to reduce the need for capital equipment expenditures or disaster recovery; and
- Optimized image–viewing and diagnostic capabilities.

Our global OEM customers benefit from our software technologies, our professional services, and our onshore/offshore global delivery model in a number of ways, including:

- Using our technologies and services to enhance the workflow capabilities of the OEM's solutions;
- Accelerating time-to-market in the development of new solutions;
- Reducing software research and development costs;
- Supporting greater scalability and flexibility in their development programs;
- Creating greater product differentiation compared to their competitors; and
- Leveraging our technical and deployment skills, thereby allowing the OEM to focus on their core competencies.

Strategy

We continue to build upon our position as an innovative medical imaging software and technology provider, and full solution RIS/PACS/clinical applications developer for the global healthcare end–user and OEM markets, and as a teleradiology technology and services provider for the U.S. We maintain this position by employing more than half of our employees in research and development activities, with total engineering costs, including capitalized software development costs, of approximately $21.9 million, $22.7 million and $13.6 million for 2007, 2006 and 2005, respectively. Our market position is the result of our expertise in clinical workflow and integration, technically innovative software products, modular software solutions, and our continued focus on accelerating healthcare organizations' productivity. Our OEM software technologies address the global market in medical imaging software innovation. Leveraging the clinical application innovation of our OEM products, we believe that our end–user products enable medical imaging and information to integrate more efficiently throughout the healthcare enterprise. By effectively utilizing our research and development activities and our global onshore–offshore engineering services, we believe that we can expand the solution set offered to both our OEM and end–user customers, accelerate the innovation of new products, and enter new markets such as orthopedic, veterinary, pharmaceutical clinical trials, and oncology, and can become a teleradiology services provider for many of our RIS/PACS customers.

During 2007, we focused our operational efforts on increasing the productivity and quality of our onshore–offshore product development and service and support initiative; realigning our product development model, systems and processes to ensure timely product delivery to our customers; developing new partnerships with OEM customers; and leveraging our product brands, including the development of our teleradiology technology and services.

In September, 2007, with the opening of our CSSI facility in Pune, India, we introduced our onshore/offshore global delivery offering, further improving our custom engineering service by offering more scalable and flexible development service options and at lower costs.

We anticipate that future growth of our business will be driven primarily by continued concentration on the following aspects of our business:

- Medical imaging innovation with our OEM partners, creating software applications, technologies and tools that optimize the growing and evolving capabilities of imaging acquisition devices such as multi–slice CT, PET, ultrasound and MRI;
- End–user sales initiatives, including targeted sales/marketing activities designed to achieve broader geographic coverage and expanded product purchases from current customers, ongoing solution-selling training and investment in solution-selling tools such as our return–on–investment and cost–benefit analyses;
- Teleradiology services and products for our RIS/PACS customers, including our Consult PreRead™ service offering and our Merge TeleRead™ software that enable our customers to efficiently send diagnostic images to designated workflow queues, either onshore or offshore;
- Clinical application software and information systems development, both in partnership with OEM and technology partners and on a direct basis to end–users, providing growth opportunities globally and into new markets outside of radiology;
- Addressing more and more of our OEM customer's software development needs through our new capacity engineering service model in which we assign dedicated long term onshore/offshore engineering teams to provide ongoing multi-project/product development services;
- Creating enhanced product offerings such as Fusion PACS MX™ and Fusion RIS/PACS MX™ that expand the functionality of RIS/PACS to clinical applications beyond radiology; and
- Innovating technologies and solutions to serve new markets such as orthopedic, veterinary, pharmaceutical clinical trials and oncology.

We believe that our global presence and involvement in the creation of medical imaging software technologies and open medical standards places us in a strong position to monitor medical imaging industry and technological forces that impact both medical equipment and software application innovations. In addition, our established OEM

relationships allow us to work with leading medical equipment manufacturers as they develop future plans for new product introductions. We sometimes partner with leading OEM companies in the design and development of new medical imaging software applications, and then incorporate these innovative medical imaging software modules within our integrated RIS/PACS solutions for sale on a direct basis to our end–user customers. We believe this unique model of both OEM and end–user solution development accelerates our ability to innovate our products ahead of the needs of our current and future target markets.

End–User Products and Services Description

Focusing product innovation around the functions related to image and information management is a hallmark of our end–user product development strategy. We view our expertise as developing software that manages the people, process, images and information workflow in such a way as to increase productivity and to reduce costs for our end–user customers. Our Fusion RIS™, Fusion PACS MX™, Fusion RIS/PACS MX™ and our optional software modules are designed to address the complex continuum of business (billing, scheduling, modality management, practice analysis), image and information management (integrating results of CT, MRI, x–ray, etc., and the associated patient information), interpretation and reporting (medical image visualization, analysis and management of medical imaging data, enhancing physicians' interpretation and reporting of data from medical imaging modalities, such as computed tomography and magnetic resonance imaging), and the distribution of those reports and images to referring physicians through teleradiology offerings such as Merge TeleRead™, Enterprise Web™ and Referring Practice Portal™. We believe our solutions to be differentiated by the integration of all of these elements, which enables us to create a broad set of information around a single patient experience, and which combines with the capability for image interpretation using advanced tools such as Merge Mammo™, Merge Ortho™ and Merge PET/CT Workstation ™ for each specialty. Our clinical application software modules are designed to allow continuous innovation of our fully integrated radiology workflow products and are sold as individual modules or as a fully integrated solution, depending on the needs of the customer. The results are increased efficiency and productivity, more time devoted to accurate analysis and diagnosis, and ultimately improved patient care because the waiting time from diagnosis to treatment is reduced and all pertinent information is quickly and accurately provided to the primary care giver via the web, wherever the physician is located. This integrated solution with enterprise–wide accessibility to images and information reinforces our strategy of delivering end–to–end clinical and business workflow solutions that accelerate our customers' productivity.

We also offer certain visualization tools such as eFilm Workstation™, which is a desktop diagnostic, image and analysis tool for viewing and interpreting medical images, via eCommerce from our website. We believe that eFilm Workstation is one of the most widely used diagnostic workstations in the world.

In addition to our software products, we provide our end-user customers services such as installation, training and maintenance and support. In connection with our software, we offer annual maintenance and support services pursuant to which we provide software updates (including minor feature enhancements and bug fixes), telephone support and other services depending on the type of support purchased. Our maintenance and support services do not include installation or training, which can be purchased separately.

In 2008, we also will offer teleradiology services to our end-user customers, allowing them to seamlessly integrate Consult PreReads™ into their digital RIS/PACS environment. Consult PreRead™ is a consulting service that provides a preliminary report of a medical imaging study (prepared and revised by two different offshore radiologists) producing a detailed report that a U.S. radiologist may consult and utilize to prepare his or her official final diagnostic report. The report includes references to prior studies, relevant patient clinical information or data requested in the radiology order, and measurements of relevant and incidental pathology and associated key images. The Consult PreRead™ is designed to provide another level of quality control and assuredness prior to the official final diagnostic report prepared by a U.S.-based, board certified, radiologist. Effectively, upon completion of the final report by a customer's U.S.-based, board certified, radiologist, the medical imaging study will have been triple-read before the final report goes back to the referring physician.

OEM Products, Technologies and Services Descriptions

Software development can be accelerated significantly through the use of powerful development platforms that incorporate reusable software libraries and toolkits. We created such a development environment, Cedara Open Eyes™ ("Open Eyes"), to accelerate our internal development as well as that of our OEM partners. Open Eyes is a powerful and flexible development platform that enables the rapid creation of medical applications. Its programming

model represents a paradigm shift from previous technologies, completely insulating clients from the complexities of deep code development by providing a single uniform set of controls and development interfaces.

Open Eyes includes a suite of underlying libraries, toolkits and technologies including IAP® and MergeCOM3™, that provide rich medical imaging capabilities including: 2D and 3D visualization; segmentation, registration and fusion; image enhancement and stitching; and a suite of DICOM and data access tools. Virtually all of our OEM partners, directly or through our applications, use one or more components of the Open Eyes suite in their critical business applications.

We also offer a complete Web-enabled PACS solution, Cedara I-Reach™, as well as a number of PACS review workstations including Cedara I-Softview™ and eFilm Workstation™ that can be tailored easily to the needs of different OEM customers. In addition, we develop image acquisition console software such as Cedara I-Acquire™ for companies that need a workstation to drive the capture of images from imaging devices such as x–ray or CT scanners.

Our broad range of clinical applications is used in general radiology and other specialty areas. Many of our clinical applications, such as Cedara PET/CT™ (which provides fast and efficient workflow by combining images from CT and PET modalities) and Cedara I-Read Mammo™ (a universal breast imaging workstation designed for reading mammography, ultrasound and MRI studies), can be added by OEMs as plug–ins to their existing PACS workstations or RIS systems directly or by way of our Cedara Clinical Control Center or C4™ technology, or can be used as dedicated, standalone workstations. Our newest and most innovative clinical application is Cedara I-Response™, a software solution for early detection of treatment response in brain cancer care that capitalizes on a molecular imaging technique to assess tumor response from cellular mechanisms. We believe that this solution may have a major impact on the delivery of patient care in Oncology.

In addition to our software products, we provide to our OEMs a variety of services, including custom engineering services, professional services and maintenance and support services. Our custom engineering service, one of the most successful operations in the industry, delivers scalable, experienced software engineering services to customers for the purpose of rapid development of customized software solutions. This service leverages experienced medical imaging staff, our broad technology portfolio, and, most recently, an on-shore/off-shore development model that provides customers with greater flexibility and scalability at reduced costs. Our professional services include installation and training services, as well as product consulting services. In connection with our software, we offer annual maintenance and support services pursuant to which we provide software updates and upgrades and telephone support.

Employees

As of December 31, 2007, we had approximately 440 employees and approximately 140 full–time contracted personnel in Pune, India. On February 14, 2008, we announced a reduction in our world–wide headcount to approximately 440 persons, including approximately 60 contracted personnel in Pune, India, by March 31, 2008, with the vast majority of those reductions having been completed on or before the announcement. We believe that the business challenges we have faced in 2007 and 2006 have impacted, and may continue to impact, our employees. With recognition that our employees are our most important assets, we will continue to invest in their development.

Sales, Marketing and Distribution

We use a multi–channel approach to reach our targeted customers. We continue to refine our sales processes and tracking mechanisms to provide real–time information to manage our sales efforts. We believe that we have reached thousands of current and prospective customers through proactive electronic marketing, utilizing the emails and addresses captured in connection with downloads of more than 80,000 copies of eFilm Workstation, including 30–day free trials, from our eCommerce website between January 2000 and December 2007. In addition, we regularly participate in major radiology and healthcare information system industry trade shows.

Competition

The markets for our end–user products are highly competitive. Although competition to our OEM products may appear to be limited to a smaller number of single-product companies, we often "compete" with an OEM's internal software engineering group. Moreover, the size and competency of the internal software engineering groups have been increasing in recent years further increasing this competition. Competition also continues from new competitors entering the market, as well as current OEM partners who can offer products similar to our solutions.

In the area of RIS and PACS workflow applications, there are many competitors who offer portions of an integrated radiology solution through their RIS and PACS. Additionally, certain competitors are integrating RIS and PACS technologies through development, partnership and acquisition activities.

With respect to teleradiology, we are entering a market in which certain companies have a large customer base and have been performing services for years.

We rely on our extensive experience in working in all aspects of the diagnostic imaging industry, our growing customer base, and our customer relations to maintain and grow our market share. We believe that our growing base of customers is increasingly demanding a single vendor who can provide RIS, PACS and clinical applications. We are one of the few radiology software vendors who can offer such comprehensive workflow solutions across many clinical specialties that utilize medical imaging.

Many of our current and potential competitors may have greater resources than we have, including greater financial resources, research and development capabilities, intellectual property and marketing resources. Many of these competitors may also have broader product lines and longer-standing relationships with customers. Our ability to compete successfully depends on a number of factors, both within and beyond our control, including: product innovation; product quality and performance; price; experienced sales, marketing and service professionals; rapid development of new products and features; and product and policy decisions announced by competitors. There can be no assurance that we will be able to compete successfully.

Intellectual Property Rights

We currently own 33 patents issued by the intellectual property offices of various jurisdictions, including the U.S. Patent and Trademark Office ("PTO") and the Canadian Intellectual Property Office ("CIPO"), Israel and Japan. We continue to expand our intellectual property portfolio and have applied for 20 additional patents currently under review by the PTO, CIPO, European, Japanese or Korean Intellectual Property Office. There can be no assurance that these patents will afford any commercial benefits. We do not, however, rely principally on patent protection with respect to our products. We also rely on a combination of copyright and trade secret laws, employee and third party confidentiality agreements, product license agreements and other measures to protect intellectual property rights pertaining to our systems and technology. We currently hold 21 registered trademarks in the United States or Canada, and have applied for 4 trademarks currently under review by the PTO or CIPO. We believe that, in the age of rapidly changing technology, our continued success primarily depends upon the technical competence and creative skill of our personnel, in addition to our patents, copyrights and other proprietary rights. We do not own all of the software and other technologies used in our products, but we believe that we have the necessary licenses from third parties for use in our current products.

On July 31, 2007, we, through our subsidiary, Merge eMed, Inc., filed a complaint against Virtual Radiologic Corporation ("VRC") in the United States District Court for the Northern District of Georgia, Atlanta Division, alleging that VRC has willfully infringed two of our patents relating to teleradiology. Merge is seeking treble damages as well as its costs and legal fees in pursuing the action. Merge has asked the court for an injunction, ordering VRC to cease the alleged infringement of the patents, and also that the case be tried before a jury. VRC filed a Request for Reexamination with the United States Patent and Trademark Office, or US PTO, for the patents that Merge has asserted against them, which asks the PTO to reexamine the validity of the patents. The US PTO granted the request for reexamination. The litigation has been stayed pending resolution of the reexamination.

Medical, Regulatory and Government Standards and Reforms

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operation of the entire healthcare industry. Proposals to reform the U. S. healthcare system have been, and will continue to be, considered by Congress. We believe that we have positioned ourselves to assist our customers in the utilization, implementation, and adherence to most major radiology standards and regulations. We cannot, however, predict with any certainty what impact, if any, new proposals, healthcare reforms or standards might have on the business, our financial condition or our results of operations. See Item 1A, "Risk Factors" of this Annual Report on Form 10-K for a description of various industry standards and regulatory risks.

The following are examples of some of the issues, standards and regulations that we monitor and prepare ourselves to address in order to protect our enterprise and that of our customers:

- Changes in Medicare and private insurance reimbursement rates may affect the financial health of our customers' businesses. For example, on February 8, 2006, the President signed into law the

DRA. Effective for services provided on or after January 1, 2007, the DRA provided that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non–hospital based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System ("HOPPS") schedule. The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services ("CMS"). Effective January 1, 2007, CMS is paying 100% of the technical component of the higher-priced imaging procedure and 75% for the technical component of each additional procedure for imaging procedures within a family of codes involving contiguous body parts when the multiple procedures are performed in the same session. There are additional cuts in Medicare imaging reimbursement being considered.

- The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") has mandated the use of standard transactions and identifiers, proscribed security measures and other provisions designed to simplify and secure the exchange of medical information. The compliance dates for initial stages of the requirements phase began on April 14, 2003. We have taken necessary measures to assist our customers to meet HIPAA compliance.
- The U.S. Food and Drug Administration ("FDA"), which is responsible for assuring the safety and effectiveness of medical devices under the Federal Food, Drug and Cosmetic Act, has regulatory jurisdiction over computer software applications when they are labeled or intended to be used in the diagnosis of disease or other conditions. In Canada, medical devices are regulated under Health Canada's Medical Devices Regulations ("Health Canada"). Our ability to market new products and improvements to existing products depends upon the timing of appropriate licenses, pre–market clearance or approval from the FDA, Health Canada, or other applicable foreign regulatory authorities.
- International sales of products outside of the U.S. are subject to foreign regulatory requirements (in particular, the requirements of the European Union, where most of our international sales are made) that can vary from country to country.
- Laws and regulations may be adopted to address Internet commerce such as online content, user privacy, pricing and characteristics and quality of applications and services.

We continue to allocate internal resources to industry standards committees and working groups who are tasked with setting and promoting both technology and functionality standards within the diagnostic imaging and healthcare information systems markets. We believe that our participation in Integrated Healthcare Enterprise ("IHE") and a variety of Digital Imaging Communications in Medicine ("DICOM") working groups specializing in HIPAA, Health Level Seven, Inc. ("HL7") and other standards helps to ensure that our products and services align with the efforts of these committees and meet the evolving interoperability needs of healthcare technologies.

Available Information

Our website address is www.mergehealthcare.com. We make available free of charge within the "Investor Relations" portion of our website under the caption "SEC Filings," our annual reports on Form 10–K, quarterly reports on Form 10–Q and current reports on Form 8–K, including any amendments to those reports, as filed with or furnished to the SEC by way of a direct link to our company on the SEC Internet site at www.sec.gov. Materials we file with or furnish to the SEC may also be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Also, the SEC Internet site contains reports, proxy and information statements, and other information that we file electronically with the SEC.

Item 1A. RISK FACTORS

You should carefully consider the risks, uncertainties and other factors described below, in addition to the other information set forth in this Annual Report on Form 10-K, because they could materially and adversely affect our business, operating results, financial condition, cash flows and prospects, as well as adversely affect the value of an investment in our Common Stock. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of, or that we currently think are immaterial, may also impair our business operations. You should also refer to the other information

contained in and incorporated by reference into this Annual Report on Form 10-K, including our consolidated financial statements and the related notes.

We may not be able to generate cash through operations, sales of assets or obtain financing required to remain in business— As of December 31, 2007, we had cash and cash equivalents of $14.0 million and working capital of $0.9 million compared to cash and cash equivalents of $21.7 million and working capital of $7.8 million as of September 30, 2007 and cash and cash equivalents of $45.9 million and working capital of $27.1 million as of December 31, 2006. We have suffered recurring losses from operations and negative cash flows and, unless we are able to generate additional funds from third party sources in the near future, we will not be able to meet our financial obligations. As a result, our independent registered accountants, KPMG LLP, indicated in their report on our 2007 consolidated financial statements that there is substantial doubt about our ability to continue as a going concern.

We are considering all strategic options and also options for generating additional cash and revenues to fund our continuing business operations. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of our Common Stock. Furthermore, because of the low trading price of our Common Stock, the number of shares of the new equity or equity-related securities that may be required to be issued may cause shareholders to experience significant dilution. In addition, the issuance of debt securities could increase the liquidity risk or perceived liquidity risk faced by us. If we sell assets to raise additional funds, such sales may negatively affect our prospects and ability to return the business to profitability and generate cash flow from operations. We cannot, however, be certain that additional financing, or funds from asset sales, will be available on acceptable terms. If adequate funds are not available or are not available on acceptable terms, we may not be able to continue as a going concern, fund our new teleradiology business, take advantage of unanticipated opportunities, develop or enhance service or products, or otherwise respond to competitive pressures.

Due to our financial situation described above, we are experiencing the following with respect to our business operations:

- we are losing customers and failing to attract certain new customers;
- employee morale is decreasing and attrition is increasing;
- vendors and suppliers are terminating their relationship with us or tightening credit; and
- management is distracted from focusing on the business.

If our financial condition worsens, we expect the negative experiences above to increase.

Our new teleradiology product and service may not be successful—On November 20, 2007, we announced the introduction of a new teleradiology software application, Merge TeleRead™, and a new Consult PreRead™ service offering. We continue to beta test our new product and service with certain customers, and we plan to begin officially offering the Merge TeleRead application and Consult PreRead service to our customers in the first quarter of 2008. To be successful in our efforts to sell our new teleradiology software application and service offering, we have invested and intend to continue to invest significant resources in developing and offering such product and service. Even with such investment, our teleradiology product and service may not be successful due to the following risks and uncertainties:

- the product and service may not be accepted by the marketplace, due to our intention of initiating our service using radiologists located in India;
- we may have trouble recruiting and retaining qualified radiologists in India;
- we may face technical challenges, including problems with our product and service, acquiring the necessary bandwidth to India and maintaining a reliable network;
- we face significant competition in the teleradiology industry from numerous parties, many of whom are better capitalized and have a longer history of providing teleradiology products and services;
- the teleradiology product and service may not generate returns that will meet our financial targets or justify our investment; and
- any financial returns may take longer to generate than we anticipate.

We have identified a material weakness in our disclosure controls and procedures and our internal control over financial reporting, which, if not remedied effectively, could have an adverse effect on the trading price of our Common Stock and could otherwise seriously harm our business—As discussed in Item 9A, "Controls and Procedures" of this Annual Report on Form 10-K, our management has concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective because of a material weakness in our internal control over financial reporting as of December 31, 2007. Our inability to remedy such material weakness promptly and effectively could have a material adverse effect on the fair presentation of our financial statements, as well as impair our ability to meet our quarterly and annual reporting requirements in a timely manner, and could also have a material adverse effect on our business relationships and our reputation. Moreover, our remediation efforts have required, and may continue to require, the commitment of significant financial and management resources. Prior to the remediation of the material weakness, there remains the risk that there could be a material misstatement of our financial statements or delays in timely filing of our financial statements and may require restatement of our financial statements. If we are unable, or are perceived unable to produce reliable financial reports due to disclosure control or internal control deficiencies, investors could lose confidence in our reported financial information and our operating results and the market price of our Common Stock could be adversely affected. In addition, even if we are successful in strengthening our controls and procedures, such controls and procedures may not be adequate to prevent or identify misstatements or to provide reasonable assurance that our financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and fairly present our operating results and financial condition.

The actual costs and savings associated with our reorganization and rightsizing initiatives may differ materially from the amounts we estimate—In November 2006 and again in February 2008, we commenced various reorganization and rightsizing initiatives intended to streamline our operations, reduce costs and bring our staffing and structure in line with our revenue base. These initiatives included, among other things, reducing headcount and closing offices. We cannot provide assurance that we will be able to successfully implement these restructuring and rightsizing initiatives, or that such actions will produce the anticipated cost savings. Even if we are successful in our cost reduction initiatives, we may face other risks associated with these plans, including delayed product releases or decreased customer satisfaction, which in turn could lead to decreased revenues and profitability.

We grew our India operations rapidly, and these operations are subject to regulatory, economic and political uncertainties—We intend to continue to develop and manage our offshore operations in India through increasing numbers of our own personnel located in India. While wage costs are lower in India than in the United States and other developed countries for comparably skilled professionals, wages in India are increasing at a faster rate than in the United States, which could result in our incurring increased costs for technical professionals and reduced operating margins. In addition, there is intense competition in India for skilled technical professionals and we expect that competition to increase. We have had limited experience in building and operating offshore development and support operations. We may therefore have difficulty in managing our employees and our service vendor's employees in our Indian operations and in maintaining uniform standards for our product engineering and customer service as well as other policies and procedures across our locations. Our inability to properly manage and integrate our Indian operation into the rest of the company could materially affect our financial results.

India has also experienced civil unrest and terrorism and has been involved in conflicts with neighboring countries. In recent years, there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India–Pakistan border. The potential for hostilities between the two countries has been high in light of tensions related to recurring terrorist incidents in India and the unsettled nature of the regional geopolitical environment, including events in and related to Afghanistan, Iran and Iraq. If India were to become engaged in armed hostilities, particularly if these hostilities were protracted or involved the threat or use of weapons of mass destruction, our operations could be materially adversely affected. In addition, U.S. companies may decline to contract with us for services in light of international terrorist incidents or armed hostilities, even where India is not involved, because of more generalized concerns about relying upon a service provider utilizing international resources.

In the past, the Indian economy has experienced many of the problems confronting the economies of developing countries, including high inflation, erratic gross domestic product growth and shortages of foreign exchange. The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy, and Indian government actions concerning the economy could have a material adverse effect on private sector entities, including us.

Anti–outsourcing legislation, if adopted, could adversely affect our business, financial condition and results of operations and could impair our ability to service our customers and develop products—The issue of outsourcing of services abroad by U.S. companies is a topic of political discussion in the United States. Measures aimed at limiting or restricting outsourcing by U.S. companies are under discussion in Congress and in numerous state legislatures. While no substantive anti–outsourcing legislation has been introduced to date, given the ongoing debate over this issue, the introduction of such legislation is possible. If new measures are introduced that impact the private sector, such as tax disincentives or intellectual property transfer restrictions, our financial condition and results of operations could be adversely affected and our ability to service our customers could be impaired.

Our recent headcount reductions have placed additional strain on our resources, may impair our operations and may adversely impact our ability to attract and retain qualified technical, managerial and sales personnel— In connection with our efforts to streamline our operations, reduce costs and bring our staffing and cost structure in line with our revenue base, we announced a rightsizing initiative in February 2008. Total worldwide headcount at December 31, 2007 was approximately 580 persons, including contracted personnel in Pune, India, and we anticipate total headcount at March 31, 2008 to be approximately 440 persons, a reduction of 140 personnel, including consultants. Further reductions and balancing of onshore / offshore resources could occur if we are unable to grow our revenues. There have been and may continue to be substantial severance and other employee–related costs associated with the workforce reduction and balancing and our restructuring plan is expected to yield other consequences, such as attrition beyond the planned reduction. In addition, certain of the employees who were terminated possessed specific knowledge or expertise, and we may be unable to transfer that knowledge or expertise to others in our operations. In that case, the absence of such employees creates significant operational difficulties. Further, the reduction in workforce may reduce employee morale, may create concern among potential and existing employees about job security, which may lead to difficulty in hiring and increased turnover in our current workforce and place undue strain upon our operational resources. As a result, our ability to respond to unexpected challenges may be impaired, and we may be unable to take advantage of new opportunities.

Changes in the healthcare industry, including the changes to reimbursement schedules under the Deficit Reduction Act of 2005, are expected to continue to negatively impact our business—The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform the U.S. healthcare system and to change healthcare financing and reimbursement systems. In 2005, Congress legislated an increase (fee schedule update) of approximately 1.5% in the overall federal reimbursement rates for physician and outpatient services, including diagnostic imaging services. On February 8, 2006, the President signed the DRA into law. Effective for services provided on or after January 1, 2007, the DRA provides that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital-based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System, or HOPPS, schedule. The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services ("CMS"). Effective January 1, 2007, CMS is paying 100% of the technical component of the higher-priced imaging procedure and 75% for the technical component of each additional procedure for imaging procedures within a family of codes involving contiguous body parts when the multiple procedures are performed in the same session.

A significant portion of our net sales are derived directly or indirectly from sales to end-users, including hospitals, diagnostic imaging centers and specialty clinics, many of which generate some or all of their revenues from government sponsored healthcare programs (principally, Medicare and Medicaid). We believe that the implementation of the reimbursement reductions contained in the DRA has adversely impacted our end-user customers' revenues per examination, which has caused some of them to respond by reducing their investments or postponing investment decisions, including investments in our software solutions and services, including maintenance. The risk of more Medicare imaging reimbursement cuts remains. As an example, the "sustainable growth rate" (SGR) provisions under Federal law would have mandated approximately a 10.1 percent reduction in the Medicare conversion factor for 2008, which would result in lower reimbursement payments. In late December 2007, Congress passed, and the President signed, the Medicare, Medicaid, and State Children's Health Insurance Program (SCHIP) Extension Act of 2007, which changed this to a 0.5 percent increase, but only for services rendered from January 1, 2008 through June 30, 2008. Absent additional legislation, another cut will go into effect on July 1, 2008. In addition, an approach to replace the current SGR formula is being considered, and it is not known what effect any new approach would have on imaging reimbursement.

Litigation or regulatory actions could adversely affect our financial condition—We and certain of our former officers are defendants in several lawsuits relating to our accounting and financial disclosure. These lawsuits and other legal matters in which we have become involved are described in Part I, Item 3, "Legal Proceedings" of this Annual Report on Form 10-K. These lawsuits continue to present material and significant risks to us. We are unable at this time to predict the outcome of these actions or reasonably estimate a range of damages in the event plaintiffs in these matters prevail under one or more of their claims.

On April 27, 2006, we received an informal, nonpublic inquiry from the SEC requesting voluntary production of documents and other information. The inquiry principally relates to our announcement on March 17, 2006 that we would revise our results of operations for the fiscal quarters ended June 30, 2005 and September 30, 2005, as well as our investigation of allegations made in anonymous letters received by us. The SEC advised us that the inquiry should not be interpreted as an adverse reflection on any entity or individual involved, nor should it be interpreted as an indication by the SEC that any violation of the federal securities laws has occurred. On July 10, 2007, we were advised by SEC Staff that the SEC has issued a formal order of investigation in this matter. We have been cooperating and continue to cooperate fully with the SEC. At this time, however, it is not possible to predict the outcome of the investigation nor is it possible to assess its impact on our financial condition or results of operations.

As a result of these lawsuits and regulatory matters, we have incurred and are likely to continue to incur substantial expenses.

Our ability to obtain directors' and officers' liability insurance in the future and to maintain coverage under existing policies may be adversely affected by the lawsuits and regulatory actions against us and certain of our executive officers—We have purchased directors' and officers' liability insurance that may provide coverage for some or all of the matters described immediately above. However, the facts alleged in the lawsuits and the regulatory actions described above may jeopardize existing coverage. Certain of the D&O insurers have indicated they may seek to rescind the existing policies. If such insurance policies were rescinded, our results of operations and liquidity may be significantly impaired. Further, the insurers may take the position that some or all of the claims will not be covered by such policies. Moreover, even if there is full coverage, there is a chance that our ultimate liability will exceed the available insurance limits.

Our performance and future success depends on our ability to attract, integrate and retain qualified technical, managerial and sales personnel—We are dependent, in part, upon the services of our senior executives, and other key business and technical personnel. We do not currently maintain key–man life insurance on our senior executives. The loss of the services of any of our senior executives or key employees could have a material adverse effect on our business. Our commercial success will depend upon, among other things, the successful recruiting and retention of highly skilled technical, managerial and sales personnel with experience in business activities such as ours. Competition for the type of highly skilled individuals sought by us is intense. We may not be able to retain existing key employees or be able to find, attract and retain skilled personnel on acceptable terms.

Relationships with our customers, potential customers and suppliers have been adversely affected, and our competitors' competitive position improved, by our restatement of our financial results, related litigation and regulatory proceedings and management turnover—Due to our restatements of our financial statements, litigation and regulatory proceedings, and the threat of a potential NASDAQ delisting, our customers and potential customers, new and existing suppliers and others have had concerns that we have become unreliable in operating our business. As a result, we have experienced, and may continue to experience, a decrease in the number of new customers or reluctance on the part of existing customers to renew their contracts with us. In addition, we have experienced and may continue to experience, a loss of other important business relationships. As a result, our business has been materially harmed and our competitors' competitive positions relative to us have been improved.

Our quarterly net sales may vary significantly—Our quarterly operating results have varied in the past and may continue to vary in future periods. Quarterly operating results may vary for a number of reasons, including, but not limited to, demand for our software solutions and services, our sales cycle, economic cycles, the level of reimbursements to our end–user customers from government sponsored healthcare programs (principally, Medicare and Medicaid), accounting policy changes mandated by regulating entities, and other factors described in this section and elsewhere in this report. As a result of healthcare industry trends and the market for our RIS, PACS or RIS/PACS solutions, a large percentage of our revenues are generated by sale and installation of systems sold directly to healthcare institutions. These sales may be subject to delays due to customers' internal budgets and procedures for approving capital expenditures and by competing needs for other capital expenditures, the

deployment of new technologies and personnel resources. Delays in the expected sale or installation of these contracts may have a significant impact on our anticipated quarterly revenues and consequently, our earnings, since a significant percentage of our expenses are relatively fixed. Additionally, we sometimes depend, in part, upon large contracts with a small number of OEMs to meet our sales goals in any particular quarter. Delays in the expected sale or installation of solutions under these large contracts may have a significant impact on our quarterly net sales and consequently our earnings, particularly because a significant percentage of our expenses are fixed.

The length of our sales and implementation cycles may adversely affect our future operating results—We have experienced long sales and implementation cycles. How and when to implement, replace, expand or substantially modify medical imaging management software, or to modify or add business processes, are major decisions for our end–user target market. Furthermore, our software generally requires significant capital expenditures by our customers, especially OEMs. The sales cycle for our software ranges from six to 18 months or more from initial contact to contract execution. Our end–user implementation cycle has generally ranged from three to nine months from contract execution to completion of implementation. During the sales and implementation cycles, we will expend substantial time, effort and resources preparing contract proposals, negotiating the contract and implementing the software. We may not realize any revenues to offset these expenditures. Additionally, any decision by our customers to delay or cancel purchases or the implementation of our software may adversely affect our net sales.

We face aggressive competition in many areas of our business, and our business will be harmed if we fail to compete effectively—The markets for medical imaging solutions and teleradiology are highly competitive and subject to rapid technological change. We may be unable to maintain our competitive position against our current and potential competitors. Many of our current and potential competitors have greater financial, technical, product development, marketing and other resources than we have, and we may not be able to compete effectively with them. In addition, new competitors may emerge and our system and software solution offerings may be threatened by new technologies or market trends that reduce the value of our solutions. Further, our recent challenges may have weakened our competitive position.

We often "compete" with OEMs' internal software engineering groups. The size and competency of these internal software engineering groups continue to increase creating additional competition for us. In the area of RIS and PACS workflow applications, there are many competitors who offer portions of an integrated radiology solution through their RIS and PACS. Additionally, certain competitors are integrating RIS and PACS technologies through development, partnership and acquisition activities.

The development and acquisition of additional products, services and technologies, and the improvement of our existing products and services requires significant investments in research and development. For example, our current product candidates are in various stages of development, and may require significant further research, development, pre–clinical or clinical testing, regulatory approval and commercialization. If we fail to successfully sell new products and update our existing products, our operating results may decline as our existing products reach the end of their commercial life cycles.

Our proprietary technology may be subject to infringement claims or may be infringed upon which could result in additional costs or lost sales—Our success depends, in part, on our ability, and the ability of our licensors, to obtain, assert and defend patent rights, protect trade secrets and operate without infringing the proprietary rights of others. We currently own or have rights to a number of U.S. patents and have a number of outstanding patent applications. We may not, however, be able to obtain additional licenses to patents of others or be able to develop additional patentable technology of our own. Any patents issued to us may not provide us with competitive advantages, or the patents or proprietary rights of others may have an adverse effect on our ability to do business. Others may independently develop similar products or design around such patents or proprietary rights owned by or licensed to us. Any patent obtained or licensed by us may not be held to be valid and enforceable if challenged by another party. We also have offshore operations where laws do not always protect intellectual property rights to the same extent as those in the United States. Accordingly, our efforts to protect our intellectual property offshore may be inadequate.

Although we endeavor to protect our patent rights from infringement, we may not be aware, or become aware, of patents issued to our competitors or others that conflict with our own. Such conflicts could result in a rejection of important patent applications or the invalidation of important patents, which could have a materially adverse effect on our competitive position. In the event of such conflicts, or in the event we believe that competitive products infringe patents to which we hold rights or others believe that our products infringe patents to which they hold

rights, we may pursue patent infringement litigation or interference proceedings against, or may be required to defend against such litigation or proceedings involving holders of such conflicting patents or competing products. Such litigation or proceedings may have a materially adverse effect on our competitive position, and there can be no assurance that we will be successful in any such litigation or proceeding. Litigation and other proceedings relating to patent matters, whether initiated by us or a third party, can be expensive and time consuming, regardless of whether the outcome is favorable to us, and can result in the diversion of substantial financial, managerial and other resources. An adverse outcome could subject us to significant liabilities to third parties or require us to cease any related development or commercialization activities. In addition, if patents that contain dominating or conflicting claims have been or are subsequently issued to others and such claims are ultimately determined to be valid, we may be required to obtain licenses under patents or other proprietary rights of others. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed.

We also rely on proprietary know how and confidential information and employ various methods, such as entering into confidentiality and non–compete agreements with our current employees and with certain third parties to whom we have divulged proprietary information, to protect the processes, concepts, ideas and documentation associated with our solutions. Such methods may not afford sufficient protection to us, and we may not be able to protect our trade secrets adequately or to ensure that other companies would not acquire information that we consider proprietary.

We depend on licenses from third parties for rights to some technology we use, and if we are unable to continue these relationships and maintain our rights to this technology, our business could suffer—For some of the technology used in our software, we depend upon licenses from a number of third party vendors. These licenses are provided to us under contracts that typically expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the terms of the contract and fail to cure the breach within a specified period of time. We may not be able to continue using the technology made available to us under these contracts on commercially reasonable terms or at all. As a result, we may have to discontinue, delay or reduce software shipments until we obtain equivalent technology, which could hurt our business. Most of our third party licenses are nonexclusive. Our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us. In addition, if our vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, particularly with regard to the Microsoft Windows/Intel platform on which most of our products operate, we may not be able to modify or adapt our own software.

We are subject to government regulation, changes to which could negatively impact our business—We are subject to regulation in the U.S. by the United States FDA, including periodic FDA inspections, in Canada under Health Canada's Medical Devices Regulations, and in other countries by corresponding regulatory authorities. We may be required to undertake additional actions in the U.S. to comply with the Federal Food, Drug and Cosmetic Act (the "Act"), regulations promulgated under such act, and any other applicable regulatory requirements. For example, the FDA has increased its focus on regulating computer software intended for the use in a healthcare setting. If our software solutions are deemed to be actively regulated medical devices by the FDA, we could be subject to more extensive requirements governing pre– and post–marketing activities. Complying with these regulations could be time consuming and expensive, and may include:

- requiring us to receive FDA clearance of a pre–market notification submission demonstrating substantial equivalence to a device already legally marketed, or to obtain FDA approval of a pre–market approval application establishing the safety and effectiveness of the software;
- requiring us to comply with rigorous regulations governing the pre–clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and
- requiring us to comply with the Act regarding general controls, including establishment registration, device listing, compliance with good manufacturing practices, reporting of specified malfunctions and adverse device events.

Similar obligations may exist in other countries in which we do business, including Canada. Any failure by us to comply with the Act and any other applicable regulatory requirements, both domestic and foreign, could subject us to a number of enforcement actions, including warning letters, fines, product seizures, recalls, injunctions, total or

partial suspension of production, operating restrictions or limitations on marketing, refusal of the government to grant new clearances or approvals, withdrawal of marketing clearances or approvals and civil and criminal penalties.

Changes in federal and state regulations relating to patient data could depress the demand for our software and impose significant software redesign costs on us—Federal regulations under HIPAA impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA compliant and non–compliant formats and health plans. Collectively, these groups are known as covered entities. The HIPAA regulations proscribe transaction formats and code sets for electronic health transactions; protect individual privacy by limiting the uses and disclosures of individually identifiable health information; and require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form. Though we are not a covered entity, most of our customers are and require that our software and services adhere to HIPAA regulations. Any failure or perception of failure of our software or services to meet HIPAA regulations could adversely affect demand for our software and services and force us potentially to expend significant capital, research and development and other resources to modify our software or services to address the privacy and security requirements of our clients. States and foreign jurisdictions in which our clients or we operate have adopted, or may adopt, privacy standards that are similar to or more stringent than the federal HIPAA privacy regulations. This may lead to different restrictions for handling individually identifiable health information. As a result, our customers may demand IT solutions and services that are adaptable to reflect different and changing regulatory requirements, which could increase our development costs. In the future, federal, state or foreign governmental authorities may impose new data security regulations or additional restrictions on the collection, use, transmission and other disclosures of health information. We cannot predict the potential impact that these future rules may have on our business; however, the demand for our software and services may decrease if we are not able to develop and offer software and services that can address the regulatory challenges and compliance obligations facing our clients.

The complexity presented by international operations could negatively affect our business—Net sales from customers outside of the U.S., which we classify as international net sales, account for a material portion of our revenues. Net sales from our international customers accounted for approximately 22% of total net sales for the year ended December 31, 2007, 18% of our total net sales for the year ended December 31, 2006, and 40% of our total net sales for the year ended December 31, 2005. Our international operations may not produce sufficient international sales and our overseas development efforts may not generate saleable products. Our international operations also present a number of other risks, including the following:

- the need to conform with local business and market norms;
- difficulties managing and integrating new international facilities;
- greater difficulty in collecting accounts receivable and longer collection periods;
- potentially unfavorable economic conditions outside of the U.S.;
- changes in local currencies may impact the attractiveness of our product as we invoice most of our net sales in U.S. Dollars;
- certification requirements;
- lack of, or limited protection of intellectual property rights in some countries;
- potentially adverse tax consequences;
- wage pressures, particularly in India, where wages are generally rising at a faster rate than in the United States;
- political instability;
- trade protection measures and other regulatory requirements;
- service provider and government spending patterns;
- potential adverse impact on the demand for products and services of U.S.–based businesses due to perceptions regarding U.S. foreign policy;

- natural disasters, war or terrorist acts;
- ineffective strategic relationships with international partners; and
- political conditions which may threaten the safety of our employees or the employees of our customers or our continued presence in foreign countries, particularly civil unrest and hostilities among neighboring countries in South Asia, including India and Pakistan.

Furthermore, our entry into additional international markets requires significant management attention and financial resources, which could lessen our ability to manage our existing business effectively.

We provide our customers with certain warranties which could result in higher costs than we anticipate—Software products as complex as those offered by us and used in a wide range of clinical and health information systems settings are likely to contain a number of errors or "bugs," especially early in their product life cycle. Our products include clinical information systems used in patient care settings where a low tolerance for bugs exists. Testing of products is difficult due to the wide range of environments in which systems are installed. The discovery of defects or errors in our software products may cause delays in product delivery, poor client references, payment disputes, contract cancellations, or additional expenses and payments to rectify problems. Any of those factors may result in delayed acceptance of, or the return of, our software products.

Product liability suits against us could result in expensive and time consuming litigation, payment of substantial damages and an increase in our insurance rates—Many of our software solutions provide data for use by healthcare providers in clinical decision making and creating patient treatment plans. If our software fails to provide accurate and timely information, or if our content or any other element of our software is associated with faulty clinical decisions or treatment, we could be exposed to claims of liability by customers, clinicians or patients against us relating to the use of our software solutions. The assertion of such claims, whether or not valid, and the ensuing litigation, regardless of its outcome, could result in substantial cost to us, diverting management's attention from our operations and decreasing market acceptance of our software. The allocations of responsibility and limitations of liability set forth in our contracts may not be enforceable, may not be binding upon patients, or may not otherwise protect us from liability for damages. Although we maintain product liability insurance coverage, our coverage may not cover a particular claim that may be brought in the future, may prove to be inadequate or may not be available in the future on acceptable terms, if at all. A successful claim brought against us, which is uninsured or underinsured, could materially harm our business, results of operations or financial condition.

Healthcare industry consolidation could impose pressure on our software prices, reduce our potential client base and reduce demand for our software—Many hospitals and imaging centers have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to erosion of the prices for our software. In addition, when hospitals and imaging centers combine, they often consolidate infrastructure, and acquisition of our customers could erode our revenue base.

The trading price of our Common Stock has been volatile and may fluctuate substantially in the future—The price of our Common Stock has been, and is likely to continue to be, volatile. For example, the closing price of our Common Stock from January 1, 2007 through March 25, 2008 was as high as $7.18 and as low as $0.35. The trading price of our Common Stock may continue to fluctuate widely as a result of a number of factors, some of which are not in our control, including:

- our ability to meet or exceed the expectations of analysts or investors;
- changes in our own forecasts or earnings estimates by analysts;
- quarter–to–quarter variations in our operating results;
- announcements regarding clinical activities or new products by our competitors or us;
- general conditions in the healthcare IT industry;
- governmental regulatory action and healthcare reform measures, including changes in reimbursement rates for imaging procedures;
- rumors about our performance or software solutions;

- uncertainty regarding our financial situation and ability to continue as a going concern;
- inability to raise additional capital;
- price and volume fluctuations in the overall stock market, which have particularly affected the market prices of many software, healthcare and technology companies; and
- general economic conditions.

In addition, the market for our Common Stock may experience price and volume fluctuations unrelated or disproportionate to our operating performance.

Anti–takeover provisions in our governing documents and under Wisconsin law and our shareholders' rights plan could make an acquisition of us, which may be beneficial to our shareholders, more difficult—Our Articles of Incorporation and our Amended and Restated Bylaws contain provisions that may delay, defer, or inhibit a future acquisition of us not approved by our Board of Directors. These provisions would likely encourage any person interested in acquiring us to negotiate with, and obtain the approval of, our Board of Directors in connection with the transaction. Our Articles of Incorporation authorize our Board of Directors to issue shares of preferred stock in one or more series with such dividend rights, dividend rate, conversion, voting, and other rights, preferences, privileges, and restrictions as the Board determines, without any further vote or action by our shareholders. Pursuant to these provisions, in September 2006, we implemented a shareholders' rights plan, also commonly called a "poison pill," that would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our Board of Directors. A description of the terms of our shareholder rights plan is set forth in our Current Report on Form 8–K, filed with the SEC on September 6, 2006. The rights of the holders of our Common Stock will be subject to, and may be harmed by, the rights of the holders of the preferred share purchase rights and any preferred stock that may be issued in the future. We are also subject to the provisions of Wisconsin law that could have the effect of delaying, deferring, or preventing a change of control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied. These and other impediments to a third–party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our Common Stock.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Our principal facilities are located in Milwaukee, Wisconsin in an approximate 36,000 square foot office leased through April 2011 at a rate of approximately $0.4 million per year and in Mississauga, Ontario in an approximate 75,000 square foot office leased through December 31, 2009, at a rate of approximately $1.1 million per year. We also have locations with leased facilities in Hudson, Ohio; Burlington, Massachusetts; Alpharetta, Georgia; Nuenen, the Netherlands; Paris, France and Pune, India.

We actively monitor our real estate needs in light of our current utilization and projected growth. We believe that we can acquire any necessary additional facility capacity on reasonably acceptable terms within a relatively short timeframe. We devote capital resources to facility improvements and expansions as we deem necessary to promote growth and most effectively serve our customers.

Item 3. LEGAL PROCEEDINGS

Between March 22, 2006 and April 26, 2006, seven putative securities class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin, on behalf of a class of persons who acquired shares of our Common Stock between August 2, 2005 and March 16, 2006. On November 22, 2006, the Court consolidated the seven cases, appointed the Southwest Carpenters Pension Trust to be the lead plaintiff and approved the Trust's choice of its lead counsel. The lead plaintiff filed the consolidated amended complaint on March 21, 2007. Defendants in the suit currently include us, Richard A. Linden, our former President and Chief Executive Officer, Scott T. Veech, our former Chief Financial Officer, David M. Noshay, our former Senior Vice President of Strategic Business Development, and KPMG LLP, our independent public accountants. The consolidated amended complaint arises out of our restatement of our financial statements, as well as our

investigation of allegations made in anonymous letters received by us. The lawsuits allege that we and the other defendants violated Section 10 (b) and that the individuals violated Section 20(a) of the Securities Exchange Act of 1934, as amended. The consolidated amended complaint seeks damages in unspecified amounts. The defendants filed motions to dismiss on July 16, 2007 and such motions have been fully briefed by both parties. We intend to continue vigorously defending the lawsuit.

On August 28, 2006, a derivative action was filed in the Circuit Court of Milwaukee County, Civil Division, against Messrs. Linden and Veech, William C. Mortimore (our founder, former Chairman and Chief Strategist, who served as our interim Chief Executive Officer from May 15, 2006 to July 2, 2006) and all of the then-current members of our Board of Directors. The plaintiff filed an amended complaint on June 26, 2007, among other things, adding Mr. Noshay as a defendant. The plaintiff alleges that (a) each of the individual defendants breached fiduciary duties owed to us by violating generally accepted accounting principles, willfully ignoring problems with accounting and internal control practices and procedures and participating in the dissemination of false financial statements; (b) we and the director defendants failed to hold an annual meeting of shareholders for 2006 in violation of Wisconsin law; (c) Directors Barish, Geras and Hajek violated insider trading prohibitions and that they misappropriated material non-public information; (d) a claim of corporate waste and gift against Directors Hajek, Barish, Reck, Dunham and Lennox who were members of the Compensation Committee at the time of the restatement; and (e) claims of unjust enrichment and insider selling against Messrs. Linden, Veech, Noshay and Mortimore. The plaintiffs ask for unspecified amounts in damages and costs, disgorgement of certain compensation and profits against certain defendants as well as equitable relief. In response to the filing of this action, our Board of Directors formed a Special Litigation Committee, which Committee was granted full authority to investigate the allegations of the derivative complaint and determine whether pursuit of the claims against any or all of the individual defendants would be in our best interest. The Special Litigation Committee's investigation is substantially complete. On March 3, 2008, the parties to this derivative action entered into a Memorandum of Understanding providing for the settlement of all claims asserted in the case. Under the terms of the settlement, the Board of Directors has agreed to pay fees and expenses of plaintiff's counsel of $250,000. These costs were accrued for as of December 31, 2007. The proposed settlement is subject to preliminary and final approval from the Circuit Court of Milwaukee County, Wisconsin. A preliminary approval hearing has been set for April 9, 2008. The defendants have steadfastly maintained that the claims raised in the litigation are without merit. As part of the settlement, there is no admission of wrongdoing or liability by the defendants.

On April 27, 2006, we received an informal, nonpublic inquiry from the SEC requesting voluntary production of documents and other information. The inquiry principally relates to our announcement on March 17, 2006 that we would revise our results of operations for the fiscal quarters ended June 30, 2005 and September 30, 2005, as well as our investigation of allegations made in anonymous letters received by us. The SEC advised us that the inquiry should not be interpreted as an adverse reflection on any entity or individual involved, nor should it be interpreted as an indication by the SEC that any violation of the federal securities laws has occurred. On July 10, 2007, we were advised by SEC Staff that the SEC has issued a formal order of investigation in this matter. We have been cooperating and continue to cooperate fully with the SEC. At this time, however, it is not possible to predict the outcome of the investigation nor is it possible to assess its impact on our financial condition or results of operations.

In addition to the matters above, we are from time to time parties to legal proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this report.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock trades on the NASDAQ National Market (now designated the NASDAQ Global Market) (in both cases, the "NASDAQ").

The following table sets forth for the periods indicated, the high and low sale prices of our Common Stock as reported by the NASDAQ:

Common Stock Market Prices

2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$4.43	$6.61	$7.25	$6.73
Low	$0.98	$3.88	$4.78	$3.62
2006				
High	$8.14	$8.17	$16.06	$27.37
Low	$5.72	$6.43	$11.31	$15.01

According to the records of American Stock Transfer & Trust Company, our registrar and transfer agent, we had 273 shareholders of record of Common Stock as of March 5, 2008. As of the same date, we estimate that there were in excess of 12,500 beneficial holders of our Common Stock.

Dividend Policy

We have not paid any cash dividends on our Common Stock since formation. We currently do not intend to declare or pay any cash dividends on our Common Stock in the foreseeable future.

Recent Sales of Unregistered Securities

We did not sell any shares of our Common Stock in transactions not registered under the Securities Act of 1933, as amended (the "Securities Act") during the fourth quarter of 2007.

On September 6, 2006, we announced a stock repurchase plan providing for the purchase of up to $20 million of our Common Stock over a two–year period. As of December 31, 2007, we had not made any repurchases under this plan. This repurchase program replaced a previous plan that expired on August 24, 2006, two years after its initial implementation, without any shares having been repurchased.

Item 6. SELECTED FINANCIAL DATA

The following selected historical financial data is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes thereto appearing elsewhere herein and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2007	2006	2005(1)	2004	2003
	(in thousands, except for share and per share data)				
Statements of Operations Data:					
Net sales	$ 59,572	$ 74,322	$ 82,538	$ 25,477	$ 24,268
Operating income (loss)(2)(3)	(171,238)	(252,087)	4,377	(250)	3,064
Income (loss) before income taxes	(171,808)	(249,473)	5,113	219	2,962
Income tax expense (benefit)	(240)	9,450	8,373	(1,444)	(1,325)
Net income (loss)	(171,568)	(258,9213)	(3,260)	1,663	4,287
Earnings (loss) per share:					
Basic	$ (5.06)	$ (7.68)	$ (0.13)	$ 0.13	$ 0.37
Diluted	(5.06)	(7.68)	(0.13)	0.12	0.34
Weighted average shares outstanding:					
Basic	33,913,379	33,701,735	24,696,762	13,013,927	11,566,054
Diluted	33,913,379	33,701,735	24,696,762	13,827,522	12,586,900

	As of December 31,				
	2007	2006	2005	2004	2003
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 878	$ 27,101	$ 56,964	$ 22,786	$ 18,165
Total assets	61,635	234,875	500,045	85,853	66,110
Long–term debt obligations	-	-	-	-	-
Shareholders' equity	24,405	189,925	442,592	54,949	50,709

(1) Includes the results of Cedara Software Corp. from June 1, 2005, the date of our business combination.

(2) For the year ended December 31, 2005 we incurred a charge for acquired in–process research and development of $13.0 million.

(3) For the years ended December 31, 2007 and 2006, we incurred charges of $122.4 million and $214.1 million, respectively, related to the impairment of goodwill.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion below contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. We have used words such as "believes," "intends," "anticipates," "expects" and similar expressions to identify forward-looking statements. These statements are based on information currently available to us and are subject to a number of risks and uncertainties that may cause our actual results of operations, financial condition, cash flows, performance, business prospects and opportunities and the timing of certain events to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and other factors include, without limitation, those matters discussed in Item 1A. of Part I of this Annual Report on Form 10-K. Except as expressly required by the federal securities laws, we undertake no obligation to update such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events, developments, or changed circumstances, or for any other reason. The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K and Item 1A – Risk Factors.

In light of the fact that our financial and liquidity positions have been deteriorating and are expected to continue to deteriorate and the concern as to whether we will be able to raise additional capital successfully and continue as a going concern, Management's Discussion and Analysis is presented in the following order:

- Overview
- Liquidity and Capital Resources
- Revenues and Expenses
- Critical Accounting Policies
- Results of Operations
- Material Off Balance Sheet Arrangements

Overview

We develop medical imaging and information management software and deliver related services. There are three business units within Merge Healthcare: Merge Healthcare North America, which primarily sells directly to the end-user healthcare market comprised of hospitals, imaging centers and specialty clinics located in the U.S. and Canada and also distributes certain products through the Internet via our website; Cedara Software, our OEM business unit, which primarily sells software products, developer toolkits and custom engineering services to OEMs and VARs, comprised of companies that develop, manufacture or resell medical imaging software or devices; and Merge Healthcare EMEA, which sells to the end-user healthcare market in Europe, the Middle East and Africa. We are currently planning to spin-off the entities comprising the Merge Healthcare EMEA business unit to the local management teams.

Healthcare providers continue to be challenged by declining reimbursements, competition and reduced operating profits brought about by the increasing costs of delivering healthcare services. In the U.S., we are focusing our direct sales efforts on single and multi-site imaging centers that complete more than 10,000 studies per year, small-to-medium sized hospitals (fewer than 400 beds), and certain specialty clinics like orthopedic practices that offer imaging services.

We have aggressively expanded our product offerings through our acquisitions of eFilm in 2002, RIS Logic in 2003 and AccuImage in January 2005, and our business combination with Cedara Software Corp. (including its subsidiary, eMed Technologies, Inc.) in June 2005.

We continue to face significant business challenges from restatements of certain of our financial statements completed in 2007 and 2006, the formal investigation being conducted by the SEC, and class action and other lawsuits. We believe that these matters have adversely affected the morale of our employees, our relationships with certain customers and potential customers, our reputation in the marketplace, and have continued to divert the attention of our Board of Directors and management from our business operations during 2007. Although we continue to believe that the DRA will ultimately be a catalyst in U.S. end-user customers moving to a filmless environment, we believe that the DRA has had a larger negative impact to our target market and our net sales during 2007 than we had originally anticipated. For a more detailed discussion of these items, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

We have generated losses from operations over the past eight consecutive quarters. We have undertaken certain initiatives that we anticipate will increase our revenues and decrease our costs in the future, including:

- Two separate right-sizings and reorganizations, the most recent one announced in February 2008 includes personnel terminations from all parts of the organization;
- Implementation of and significant changes to our onshore/offshore global software engineering and support delivery model; and
- Our new teleradiology services offering announced in November of 2007.

However, for the year ended December 31, 2007, our net loss from operations amounted to $171.6 million, our cash and cash equivalents has decreased from $45.9 million at December 31, 2006 to $14.0 million at December 31, 2007 and we currently have no credit facility. As a result, we are currently completely dependent on available cash and operating cash flow to meet our capital needs. We are considering all strategic options and also options for generating additional cash and revenues to fund our continuing business operations, including equity offerings, assets sales or debt financings. If adequate funds are not available or are not available on acceptable terms, we will likely not be able to fund our new teleradiology business, take advantage of unanticipated opportunities, develop or enhance services or products, respond to competitive pressures, or continue as a going concern.

We review goodwill and indefinite lived intangible assets for impairment annually, as of December 31 of each year. In addition, we test an intangible asset or group for impairment between annual tests whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the three months ended September 30, 2007, several material events occurred that caused us to test for impairment between annual tests. Based on the results of our impairment test, we determined that goodwill and certain intangible assets were impaired as of September 30, 2007. Accordingly, in the three months ended September 30, 2007, we recorded a goodwill impairment charge of $122.4 million and impairment charges for trade names, patents and purchased and developed software and customer relationships of $0.8 million, $4.7 million and $4.3 million, respectively. (See Note 2 of the notes to consolidated financial statements for further discussion on impairment charges.)

Liquidity and Capital Resources

Our cash and cash equivalents were $14.0 million at December 31, 2007, a decrease of approximately $31.9 million, or 69.5%, from our balance of $45.9 million at December 31, 2006. In addition, our working capital was $0.9 million at December 31, 2007, a decrease of $26.2 million, or 96.8%, from our working capital of $27.1 million at December 31, 2006. We anticipate that we will continue to use cash during at least the first half of 2008 as we continue to invest in our new teleradiology business and infrastructure required to grow our business.

Operating Cash Flows

Cash used in operating activities was $28.6 million during the year ended December 31, 2007, compared to $15.0 million during the year ended December 31, 2006. Our negative operating cash flow in the year ended December 31, 2007 was primarily due to the loss from operations (excluding non-cash depreciation, amortization and related impairment charges of $16.7 million, an other-than-temporary impairment on equity investments of $1.2 million, share-based compensation of $5.0 million and a goodwill and trade name impairment charge of $123.2 million), the timing of the payments for legal fees (including certain settlements) in connection with the class action, derivative and other lawsuits, and restructuring related payments.

We anticipate that we will pay approximately $0.1 million over the next several quarters for termination benefits and related restructuring costs in connection with our restructuring initiative that we implemented during the fourth quarter of 2006. In addition, we anticipate that we will pay approximately $2.0 million over the next several quarters for termination benefits and restructuring costs in connection with a new restructuring initiative that we announced on February 14, 2008, as more fully explained below.

We continue to incur significant legal fees in connection with the class action and other lawsuits and regulatory matters and expect to incur additional expenses until such matters are resolved. On March 6, 2008, we received $1.1 million from our primary directors and officers' liability insurance carrier for reimbursement of legal expenses in connection with the class action and derivative action against Merge Healthcare and some of its current and former directors and officers. Although the amount reimbursed is only a portion of the actual insurance coverage maintained by us, it is not possible at this time to estimate how much, if any, additional funds will be collected from the insurance carriers related to these defense costs or the magnitude of the additional costs to be incurred by us in connection with the outstanding litigation and SEC investigation.

Investing Cash Flows

Cash used in investing activities was $3.5 million during the year ended December 31, 2007, which is attributable to capitalized software development costs of $0.8 million and purchases of capital equipment of $2.7 million.

Financing Cash Flows

Cash provided by financing activities was $0.2 million during the year ended December 31, 2007 resulting from employee and director stock option exercises and purchases of Common Stock under our employee stock purchase plan.

Contractual Obligations

Total outstanding commitments at December 31, 2007 (in thousands), were as follows:

		Payment due by period			
Contractual Obligations	**Total**	**Less than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**More than 5 Years**
Operating leases	$7,237	$2,497	$2,902	$978	$860

The contractual obligations table above reflects amounts due under all our leases, including leases entered into during the year ended December 31, 2007 for new facilities located in Atlanta, GA and Pune, India. The contractual obligations reflected above are net of sub-lease income that is contractually owed to us of $0.2 million in 2008 and 2009. We do not have any other significant long-term obligations, contractual obligations, lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

General

We believe that our existing cash and cash equivalents will be sufficient to meet our liquidity needs until at least the latter half of the second quarter of 2008. We have undertaken certain initiatives over the last 12 months that we believe will increase our revenues and decrease our costs in the future, including our new teleradiology offering announced in November of 2007 and our ongoing cost reduction plan of both onshore employee and

offshore contractor terminations. On February 14, 2008, we announced the reduction in our worldwide headcount from approximately 600 individuals at September 30, 2007 to approximately 440 persons, including contracted personnel in Pune, India, by March 31, 2008, with the vast majority of those reductions having been completed concurrent with or before the announcement. This rightsizing initiative is designed to better align our costs with our anticipated revenues going forward and includes personnel terminations from all parts of the organization. We anticipate that these personnel reductions and the closing of our Burlington, Massachusetts office will result in annual cost savings of approximately $10.0 million as compared to our operating expenses for the third quarter ended September 30, 2007. As a result of this rightsizing initiative, we anticipate that we will recognize a charge in our financial statements for the first quarter ending March 31, 2008 of approximately $2.0 million, consisting of approximately $1.3 million in severance costs and approximately $0.7 million in other costs including primarily legal fees and future lease payments on the Burlington, Massachusetts office, which we have completely vacated.

We are considering all strategic options and also options for generating additional cash and revenues to fund our continuing business operations, including equity offerings, assets sales or debt financings. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of our Common Stock. Furthermore, because of the low trading price of our Common Stock, the number of shares of the new equity or equity-related securities that may be required to be issued may result in significant dilution to existing shareholders. In addition, the issuance of debt securities could increase the liquidity risk or perceived liquidity risk that we face. We cannot, however, be certain that additional financing, or funds from asset sales, will be available on acceptable terms. If adequate funds are not available or are not available on acceptable terms, we will likely not be able to fund our new teleradiology business, take advantage of unanticipated opportunities, develop or enhance services or products, respond to competitive pressures, or continue as a going concern. Any projections of future cash inflows and outflows are subject to uncertainty. In particular, our uses of cash in 2008 and beyond will depend on a variety of factors such as the extent of losses from operations, the costs to implement our business strategy, the amount of cash that we are required to devote to defend and address our outstanding legal and regulatory proceedings, and potential merger and acquisition activities. For a more detailed description of risks and uncertainties that may affect our liquidity, see Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Revenues and Expenses

The following is a brief discussion of our revenues and expenses:

Net Sales

Net sales consist of software and other sales, net of estimated returns and allowances, and professional services and maintenance. Software and other sales consist of software and purchased component revenue recognized in sales to OEM customers, healthcare facilities and imaging centers. Professional services and maintenance consists of installation, custom engineering services, training, consulting, and software maintenance and support.

Cost of Sales

Cost of sales consists of purchased components, third–party royalties, costs to service and support our customers, and amortization of patents and purchased and developed software, including related impairments. The cost of software and other includes purchased components and third–party royalties included in software and hardware sales to our customers. The cost of services and maintenance includes headcount and related costs incurred in our performance of installation, custom engineering services, training, consulting, and software maintenance and support. Purchased and developed software is amortized over its estimated useful life. Each quarter we test our purchased and developed software for impairment by comparing its fair value (estimated using undiscounted future cash flows) to the carrying value of the software. If the carrying value of the software exceeds its fair value, we record an impairment charge in the period in which the impairment is incurred equal to the amount of the difference between the carrying value and estimated undiscounted future cash flows.

Sales and Marketing Expense

Sales and marketing expense includes the costs of our sales and marketing departments, commissions and costs associated with trade shows.

Research and Development Expense

Research and development expense consists of expenses incurred for the development of our proprietary software and technologies. The costs reflected in this category are reduced by software development costs capitalized in accordance with Statement of Financial Accounting Standard ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* The amortization of capitalized software development costs and any related impairments is included in cost of sales.

General and Administrative Expense

General and administrative expense includes costs for information systems, accounting, administrative support, management personnel, bad debt expense, legal fees and general corporate matters.

Acquired In–Process Research and Development

In connection with our business combination with Cedara Software Corp. in 2005, we incurred a charge for acquired in–process research and development.

The value we assigned to acquired in–process technology was determined by identifying the acquired specific in–process research and development projects that would be continued, and for which (1) technological feasibility had not been established at the transaction date, (2) there was no alternative future use, and (3) the fair value was estimable with reasonable reliability. At the date of the business combination, Cedara Software Corp. had in–process projects meeting this definition associated with the Cedara next–generation PACS workstation, OEM imaging platforms and image acquisition console projects.

Goodwill and Trade Name Impairment, Restructuring and Other Expenses

Goodwill and trade name impairment, restructuring and other expenses consist of impairment of goodwill and trade names (see Note 2 of the notes to consolidated financial statements included herein), severance to involuntarily terminated employees and impairment of non–cancelable building leases associated with restructuring activities.

Depreciation, Amortization and Impairment

Depreciation and amortization, including any impairment, is assessed on capital equipment, leasehold improvements and our customer relationships intangible asset. Depreciation and amortization are recorded over the respective asset's useful life. We also record impairment of these long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets recovery.

Other Income (Expense)

Other income (expense) is comprised of interest income earned on cash and cash equivalent balances, interest expense incurred from borrowings and foreign exchange gains or losses on foreign currency payables for Cedara Software and on foreign currency payables and receivables at our Nuenen, Netherlands branch and at our subsidiaries located in Paris, France and Shanghai, China. In addition, we also record any more-than-temporary impairment charges recognized on our equity investments in non-public companies in other income (expense).

Critical Accounting Policies

Our consolidated financial statements are impacted by the accounting policies used and the estimates, judgments, and assumptions made by management during their preparation. We base our estimates and judgments on our experience, our current knowledge (including terms of existing contracts), our beliefs of what could occur in the future, our observation of trends in the industry, information provided by our customers and information available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following accounting policies and estimates as those that we believe are most critical to our financial condition and results of operations and that require management's most subjective and complex judgments in estimating the effect of inherent uncertainties: revenue recognition, allowance for doubtful accounts,

software capitalization, other long–lived assets, goodwill and other intangible asset valuation, share–based compensation expense, income taxes, guarantees and loss contingencies.

Revenue Recognition

We derive revenues primarily from the licensing of software, sales of hardware and related ancillary products, installation, engineering services, training, consulting, and software maintenance and support. Inherent to software revenue recognition are significant management estimates and judgments in the interpretation and practical application of the complex rules to individual contracts. These interpretations generally would not influence the amount of revenue recognized, but could influence the timing of such revenues. Typically our contracts contain multiple elements, and while the majority of our contracts contain standard terms and conditions, there are instances where our contracts contain non–standard terms and conditions. As a result, contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes in accordance with Statement of Position ("SOP") No. 97–2, *Software Revenue Recognition*, or Emerging Issues Task Force ("EITF") Issue No. 00–21, *Revenue Arrangements with Multiple Deliverables*, and if so, the relative fair value that should be allocated to each of the elements as well as when to recognize revenue for each element.

For software arrangements, we recognize revenue in accordance with SOP No. 97–2. This generally requires revenue recognized on software arrangements involving multiple elements, including separate arrangements with the same customer executed within a short time frame of each other, to be allocated to each element based on the vendor–specific objective evidence ("VSOE") of fair values of those elements. Revenue from multiple–element software arrangements is recognized using the residual method, pursuant to SOP No. 98–9, *Modification of SOP No. 97–2, Software Revenue Recognition, With Respect to Certain Transactions* ("SOP No. 98–9"). Under the residual method, revenue is recognized in a multiple–element arrangement when VSOE of fair value exists for all of the undelivered elements in the arrangement, even if vendor–specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, assuming all other conditions for revenue recognition have been satisfied. For sales transactions where the software is incidental, the only contract deliverable is custom engineering or installation services, and hardware transactions where no software is involved, we recognize revenue in accordance with EITF Issue No. 00–21 and Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*.

We allocate revenue to each undelivered element in a multiple–element arrangement based on its respective fair value determined by the price charged when that element is sold separately. Specifically, we determine the fair value of the maintenance portion of the arrangement based on the substantive renewal price of the maintenance offered to customers, which generally is stated in the contract. The fair value of installation, engineering services, training, and consulting is based upon the price charged when these services are sold separately. If evidence of the fair value cannot be established for undelivered elements of a sale, the entire amount of revenue under the arrangement is deferred until elements without VSOE of fair value have been delivered or VSOE of fair value can be established. If evidence of fair value cannot be established for the maintenance element of a sale, and it represents the only undelivered element, the software, hardware, or software maintenance elements of the sale are deferred and recognized ratably over the lesser of the related maintenance period or the economic life of the software.

Revenue from software licenses is recognized upon shipment, provided that evidence of an arrangement exists, delivery has occurred, fees are fixed or determinable and collection of the related receivable is probable. We assess collectibility based on a number of factors, including past transaction history with the customer and the credit worthiness of the customer. We must exercise our judgment when we assess the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, it could affect the timing and the amount of revenue we recognize on a contract. In addition, in certain transactions we may negotiate that the customer provides common stock ownership in consideration as part of the sale. We generally do not request collateral from customers.

Revenue from software licenses sold through annual contracts that include software maintenance and support is deferred and recognized ratably over the contract period. Revenue from installation, engineering services, training, and consulting services is recognized as services are performed.

Revenue from sales of RIS and from RIS/PACS solutions, and other specific arrangements where professional services are considered essential to the functionality of the solution sold, is recognized on the percentage–of–completion method, as prescribed by SOP No. 81–1, *Accounting for Performance on Construction–Type and Certain Production–Type Contracts*. Percentage of completion is determined by the input method based upon the

amount of labor hours expended compared to the total labor hours expended plus the estimated amount of labor hours to complete the project. Total estimated labor hours are based on management's best estimate of the total amount of time it will take to complete a project. These estimates require the use of judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates periodically to assess revisions in contract values and estimated labor hours and reflect changes in estimates in the period that such estimates are revised under the cumulative catch–up method. At times, we have had difficulty accurately estimating the number of days required to complete the consulting and installation services and, accordingly, accurately estimating the percentages of completion.

Our OEM software products are typically fully functional upon delivery and do not require significant modification or alteration. Fees for services to OEM customers are billed separately from licenses of our software products. For sales transactions involving only the delivery of custom engineering services, we recognize revenue under proportional performance guidelines of SAB No. 104.

For certain contracts accounted for under SAB No. 104 and EITF No. 00–21 the arrangement dictates that we invoice the customer for 10% of the contract value of the products delivered upon completion of hardware installation and acceptance by the customer. As a result of this specific performance obligation and acceptance criteria, we defer the related amount of product fair value and recognize it upon completion of installation and acceptance.

Deferred revenue is comprised of deferrals for license fees, support and maintenance, and other services. Long–term deferred revenue as of December 31, 2007, represents license fees, support and maintenance, and other services to be earned or provided after January 1, 2009.

We record reimbursable out–of–pocket expenses in both services and maintenance net sales and as a direct cost of services and maintenance in accordance with EITF Issue No. 01–14, *Income Statement Characterization of Reimbursements Received for "Out–of–Pocket" Expenses Incurred.* In accordance with EITF Issue No. 00–10, *Accounting for Shipping and Handling Fees*, the reimbursement by customers of shipping and handling costs are recorded in software and other net sales and the associated cost as a cost of sale. We account for sales taxes on a net basis in accordance with EITF No. 06-3, *How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation).*

Allowance for Doubtful Accounts and Sales Returns

Based upon past experience and judgment, we establish allowances for doubtful accounts with respect to our accounts receivable and sales returns. We determine collection risk and record allowances for bad debts based on the aging of accounts and past transaction history with customers. In addition, our policy is to allow sales returns when we have preauthorized the return. Based on our historical experience of returns and customer credits, we have determined an allowance for estimated returns and credits in accordance with FASB No. 48, *Revenue Recognition When the Right of Return Exists.* We monitor our collections, write–off and returns and credit experience to assess whether adjustments to our allowance estimates are necessary. Changes in trends in any of the factors that we believe impact the realizability of our receivables or modifications to our credit standards, collection, return and credit, authorization practices or other related policies may impact our estimates.

Software Capitalization

Software capitalization commences when we determine that projects have achieved technological feasibility, unless the costs expected to be incurred after achieving technological feasibility until general release are immaterial. Our determination that a project has achieved technological feasibility does not ensure that the project can be commercially salable as a product. Amounts capitalized include direct labor and estimates of overhead attributable to the projects. The useful lives of purchased software and capitalized software are assigned by management, based upon the expected life of the software. We also estimate the realizability of purchased and capitalized values based on undiscounted projections of future net operating cash flows through the sale of the respective products. If we determine in the future that the value of purchased or capitalized software cannot be recovered, a write down of the value of the software to its recoverable value may be required. If the actual achieved revenues are lower than our estimates or the useful life of a product is shorter than the estimated useful life, the asset may be deemed to be impaired and, accordingly, a write down of the value of the asset or a shorter amortization period may be required.

Other Long-Lived Assets

Other long–lived assets, including patents, property and equipment and customer relationships, are amortized over their expected lives, which are estimated by us. We also make estimates of the impairment of these long–lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets recovery. If the actual useful life of a long–lived asset is shorter than the useful life estimated by us, the assets may be deemed to be impaired and, accordingly, a write down of the value of the assets generally determined by a discounted cash flow analysis or a shorter depreciation or amortization period may be required. See Note 2 of the notes to consolidated financial statements for a discussion of the impairment of customer relationships in 2007.

Goodwill and Other Intangible Assets

SFAS No. 142, *Goodwill and Other Intangible Assets,* requires that goodwill and indefinite lived intangible assets be reviewed for impairment annually, or more frequently if impairment indicators arise. Our policy provides that goodwill and indefinite lived intangible assets will be reviewed for impairment as of December 31 of each year. In calculating potential impairment losses, we evaluate the fair value of goodwill and intangible assets using either quoted market prices or, if not available, by estimating the expected present value of their future cash flows. Identification of, and assignment of assets and liabilities to, a reporting unit require our judgment and estimates. In addition, future cash flows are based upon our assumptions about future sales activity and market acceptance of our products. If these assumptions change, we may be required to write down the carrying value of the asset to a revised amount. See Note 2 of the notes to consolidated financial statements for a discussion of the impairment of goodwill and trade names in 2007 and 2006.

Share–based Compensation Expense

We use the modified prospective transition method of SFAS No. 123(R), *Share–Based Payment ("SFAS No. 123(R)"),* which is a revision of SFAS No. 123, *Accounting for Stock–Based Compensation*, which we adopted on January 1, 2006 to account share-based awards (previously we accounted for such costs under APB No. 25, *Accounting for Stock Issued to Employees).* Under that transition method, compensation cost recognized in 2006 includes: (1) compensation cost for all share–based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant–date fair value estimated in accordance with the original provisions of SFAS No. 123; and (2) compensation cost for all share–based awards granted subsequent to January 1, 2006, based on the grant–date fair value estimated in accordance with the provisions of SFAS No. 123(R). We use the Black–Scholes option pricing model to estimate the fair value of stock–based awards on the date of grant utilizing certain assumptions including expected volatility, which we base on the historical volatility of our stock and other factors, and estimated option life, which represents the period of time the options granted are expected to be outstanding and is based, in part, on historical data. We also estimate employee terminations (option forfeiture rate), which is based, in part, on historical data. Although we believe our assumptions used to calculate share–based compensation expense are reasonable, these assumptions can involve complex judgments about future events, which are open to interpretation and inherent uncertainty. In addition, significant changes to our assumptions could significantly impact the amount of expense recorded in a given period.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. On January 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN No. 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Pursuant to FIN No. 48, we have reclassified as noncurrent, unrecognized tax benefits not expected to be paid within one year. In May 2007, the FASB issued staff position FIN No. 48-1, *"Definition of Settlement in FASB Interpretation No. 48"* ("FSP FIN No. 48-1") which amended FIN No. 48 to provide guidance about how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN No. 48-1, a tax position could be effectively settled through

an examination by a taxing authority. Since adoption, we have applied FIN No. 48 in a manner consistent with the provisions of FSP FIN No. 48-1.

The provision for income taxes is determined in accordance with SFAS No. 109. A current liability is recognized for the estimated taxes payable for the current year. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which the timing differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates or tax laws are recognized in the provision for income taxes in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more–likely–than–not to be realized. To the extent we establish or change the valuation allowance in a period, the tax effect will flow through the statement of operations. However, in the case of deferred tax assets of an acquired or merged entity with a valuation allowance recorded for purchase accounting, any change in that valuation allowance will be recorded as an adjustment to goodwill to the extent goodwill exists. Otherwise, such valuation allowance will be reflected in the Statement of Operations.

The determination of our provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related tax assets and liabilities. In the ordinary course of our business, there are transactions and calculations for which the ultimate tax determination is uncertain. In spite of our belief that we have appropriate support for all the positions taken on our tax returns, we acknowledge that certain positions may be successfully challenged by the taxing authorities. We apply the provisions of FIN No. 48 to determine the appropriate amount of tax benefits to be recognized with respect to uncertain tax positions. Unrecognized tax benefits are evaluated quarterly and adjusted based upon new information, resolution with taxing authorities and expiration of the statute of limitations. The provision for income taxes includes the impact of changes in the FIN 48 liability. Although we believe our recorded tax assets and liabilities are reasonable, tax laws and regulations are subject to interpretation and inherent uncertainty; therefore our assessments can involve both a series of complex judgments about future events and rely on estimates and assumptions. Although we believe these estimates and assumptions are reasonable, the final determination could be materially different than that which is reflected in our provision for income taxes and recorded tax assets and liabilities.

In the calculation of our quarterly provision for income taxes, we use an annual effective rate based on expected annual income and statutory tax rates. The tax (or benefit) applicable to significant unused or infrequently occurring items, discontinued operations or extraordinary items are separately recognized in the income tax provision in the quarter in which they occur.

Guarantees

In accordance with FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"), we recognize the fair value of guarantee and indemnification arrangements issued or modified by us, if these arrangements are within the scope of the interpretation. In addition, we must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under the previously existing GAAP, in order to identify if a loss has occurred. If we determine it is probable that a loss has occurred, then any such estimable loss would be recognized under those guarantees and indemnifications.

Under our standard Software License, Services and Maintenance Agreement, we agree to indemnify, defend and hold harmless our licensees from and against certain losses, damages and costs arising from claims alleging the licensees' use of our software infringes the intellectual property rights of a third party. Historically, we have not been required to pay material amounts in connection with claims asserted under these provisions and, accordingly, we have not recorded a liability relating to such provisions. Under our Software License, Services and Maintenance Agreement, we also represent and warrant to licensees that our software products will operate substantially in accordance with published specifications, and that the services we perform will be undertaken by qualified personnel in a professional manner conforming to generally accepted industry standards and practices. Historically, only minimal costs have been incurred relating to the satisfaction of product warranty claims.

Other guarantees include promises to indemnify, defend and hold harmless each of our executive officers, non–employee directors and certain key employees from and against losses, damages and costs incurred by each such

individual in administrative, legal or investigative proceedings arising from alleged wrongdoing by the individual while acting in good faith within the scope of his or her job duties on our behalf. Merge Healthcare and certain of our former officers are defendants in several lawsuits. These lawsuits and other legal matters in which we have become involved are described in Note 8 of the notes to consolidated financial statements. We have accrued for indemnification costs as of December 31, 2007 for certain of our former officers for their expenses in connection with such matters and may be required to accrue for additional guarantee related costs in future periods.

Loss Contingencies

We have accrued for costs as of December 31, 2007 and may, in the future, accrue for costs associated with certain contingencies, including, but not limited to settlement of legal proceedings and regulatory compliance matters, when such costs are probable and reasonably estimable. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved. See Item 3, "Legal Proceedings," in this Annual Report on Form 10-K for a discussion of matters for which we may be required, in the future, to accrue costs.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to previous accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is principally effective for fiscal years beginning after November 15, 2008. We are currently evaluating the impact of the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates. Pursuant to SFAS No. 159, a business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; is irrevocable (unless a new election date occurs); and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our financial statements, should we choose the fair value option effective as of the beginning of our fiscal year 2008.

In June 2007, the FASB issued EITF No. 07-3, *Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* ("EITF No. 07-3"). The scope of EITF No. 07-3 is limited to nonrefundable advance payments for goods and services related to research and development activities. The issue is whether such advanced payments should be expensed as incurred or capitalized. EITF No. 07-3 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We do not believe that EITF No. 07-3 will have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141R is effective for an entity for business combinations for which the acquisition date is on or after the annual reporting period beginning December 15, 2008. In the event of an acquisition, we will need to evaluate whether or not SFAS No. 141R will have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008. We are currently evaluating the impact of SFAS No. 160 on our financial condition or results of operations.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table sets forth selected, summarized consolidated financial data for the periods indicated, as well as comparative data showing increases and decreases between the periods. All amounts, except percentages, are in thousands.

	Years Ended December 31,				Change	
	2007	% (1)	2006	% (1)	$	%
Net sales:						
Software and other	$ 29,590	49.7%	$ 40,275	54.2%	$ (10,685)	-26.5%
Services and maintenance	29,982	50.3%	34,047	45.8%	(4,065)	-11.9%
Total net sales	59,572	100.0%	74,322	100.0%	(14,750)	-19.8%
Cost of sales:						
Software and other	6,722	22.7%	10,651	26.4%	(3,929)	-36.9%
Services and maintenance	14,089	47.0%	14,472	42.5%	(383)	-2.6%
Amortization and related impairment	8,537	NM (2)	5,532	NM (2)	3,005	54.3%
Total cost of sales	29,348	49.3%	30,655	41.2%	(1,307)	-4.3%
Gross margin						
Software and other	14,331	48.4% (3)	24,092	59.8% (3)	(9,761)	-40.5%
Services and maintenance	15,893	53.0%	19,575	57.5%	(3,682)	-18.8%
Total gross margin	30,224	50.7%	43,667	58.8%	(13,443)	-30.8%
Operating expenses:						
Sales and marketing	18,565	31.2%	20,100	27.0%	(1,535)	-7.6%
Product research and development	21,065	35.4%	19,364	26.1%	1,701	8.8%
General and administrative	29,492	49.5%	28,752	38.7%	740	2.6%
Goodwill and trade name impairment, restructuring and other expenses	124,131	208.4%	223,505	300.7%	(99,374)	-44.5%
Depreciation, amortization and impairment	8,209	13.8%	4,033	5.4%	4,176	103.5%
Total operating costs and expenses	201,462	338.2%	295,754	397.9%	(94,292)	-31.9%
Operating loss	(171,238)	-287.4%	(252,087)	-339.2%	80,849	32.1%
Other income (expense), net	(570)	-1.0%	2,614	3.5%	(3,184)	-121.8%
Loss before income taxes	(171,808)	-288.4%	(249,473)	-335.7%	77,665	31.1%
Income tax expense	(240)	-0.4%	9,450	12.7%	(9,690)	-102.5%
Net loss	$ (171,568)	-288.0%	$ (258,923)	-348.4%	$ 87,355	33.7%

(1) Percentages are of total net sales, except for cost of sales and gross margin, which are based upon related net sales.

(2) NM denotes percentage is not meaningful.

(3) Gross margin for software and other sales includes amortization expense recorded in cost of sales.

Net Sales

Net sales, by business unit, are indicated (in thousands) as follows:

	Years Ended December 31,				Change	
	2007	%	2006	%	$	%
Cedara:						
Software and other	$ 12,919	21.7%	$ 11,922	16.0%	$ 997	8.4%
Services and maintenance	8,797	14.8%	8,154	11.0%	643	7.9%
Total net sales	21,716	36.5%	20,076	27.0%	1,640	8.2%
Merge Healthcare North America						
Software and other	14,473	24.3%	26,816 (1)	36.1%	(12,343)	-46.0%
Services and maintenance	19,575	32.9%	25,142 (2)	33.8%	(5,567)	-22.1%
Total net sales	34,048	57.2%	51,958	69.9%	(17,910)	-34.5%
Merge Healthcare EMEA						
Software and other	2,198	3.7%	1,537	2.1%	661	43.0%
Services and maintenance	1,610	2.8%	751	1.0%	859	114.4%
Total net sales	3,808	6.4%	2,288	3.1%	1,520	66.4%
Total net sales	$ 59,572		$ 74,322		$ (14,750)	

(1) Amount includes $11,485 of revenue related to ultimate delivery of certain software product functionality on customer contracts entered into in previous years.

(2) Amount includes $4,791 of revenue related to ultimate delivery of certain software product functionality on customer contracts entered into in previous years.

Software and Other Sales. Total software and other sales for the year ended December 31, 2007 were $29.6 million, a decrease of approximately $10.7 million, or 26.5%, from $40.3 million for the year ended December 31, 2006. The decrease in software and other sales primarily resulted from a $12.3 million decrease in revenue recognized on software and other sales through our Merge Healthcare North America business unit. During the year ended December 31, 2006, we recognized $11.5 million of software and other sales related to customer contracts entered into in previous years for which revenue was deferred due to delays in delivering the required product functionality. Our Merge Healthcare North America business unit also experienced decreased bookings and revenue during the year ended December 31, 2007 resulting from our internal delays in the delivery of certain software products and the impact of the DRA, which has caused some of our customers to respond by reducing their investments or postponing investment decisions, including investments in our software solutions. Software and other sales for Cedara increased $1.0 million, primarily due to $0.9 of revenue recognized on a significant multi-year deal signed with a single customer during 2007 for which delivery of the product functionality occurred in the fourth quarter of 2007. We expect to recognize at least an additional $1.4 million in software sales from this customer contract over the next two years. Software and other sales for Merge Healthcare EMEA increased $0.7 million, primarily due to our focus on end-user customers in Europe and the Middle East in 2007 as a result of the reorganized operations that occurred in late 2006. We anticipate that the revenue recognized from software and other sales may vary significantly on a quarterly basis.

Service and Maintenance Sales. Total service and maintenance sales for the year ended December 31, 2007 were $30.0 million, a decrease of approximately $4.1 million, or 11.9%, from $34.0 million for the year ended December 31, 2006. The decrease in service and maintenance sales primarily resulted from a $5.6 million decrease in revenue recognized through our Merge Healthcare North America business unit. During the year ended December 31, 2006, we recognized $4.8 million of service and maintenance sales related to customer contracts entered into in previous years for which revenue was deferred due to delays in delivering the required product functionality. Our Merge Healthcare North America business unit also experienced a delay in delivery of certain

software products, which negatively impacted our implementation service schedule and resulting service sales in the year ended December 31, 2007 and the impact of the DRA has adversely impacted the renewals of maintenance for certain customers. Service and maintenance sales for Cedara increased $0.6 million, primarily due to a renewed focus on customer contracts involving custom engineering services. Service and maintenance sales for Merge Healthcare EMEA increased $0.9 million, primarily due to our focus on end-user customers in Europe and the Middle East in 2007, as a result of the reorganized operations that occurred in late 2006.

Gross Margin

Gross Margin – Software and Other Sales. Gross margin on software and other sales was $14.3 million for the year ended December 31, 2007, a decrease of approximately $9.8 million, or 40.5%, from $24.1 million for the year ended December 31, 2006. The decrease is due primarily to decreased sales and a $4.7 million impairment charge related to our patents and purchased and capitalized software development costs recorded in the year ended December 31, 2007, compared to $1.0 million in the year ended December 31, 2006. Gross margin on software and other sales, as a percentage of related sales, was unusually high for the year ended December 31, 2006 due to the inclusion of $11.5 million of software and other sales and $2.6 million of related costs on customer contracts entered into in previous years for which the revenue was previously deferred. Excluding the impact of these events, gross margin on software and other sales was $19.0 million for the year ended December 31, 2007, an increase of approximately $2.8 million, or 17.6%, from $16.2 million for the year ended December 31, 2006. Excluding these items, gross margin on software and other sales as a percentage of software and other sales increased to 64.3% in the year ended December 31, 2007 from 56.2% in the year ended December 31, 2006. We expect our gross margin on software and other sales going forward to fluctuate depending on the mix between the business units and modestly improve provided that the volume of software sales increases in relation to total sales.

Gross Margin – Services and Maintenance Sales. Gross margin on services and maintenance sales was $15.9 million for the year ended December 31, 2007, a decrease of approximately $3.7 million, or 18.8%, from $19.6 million for the year ended December 31, 2006. Gross margin on services and maintenance sales as a percentage of services and maintenance sales, decreased to 53.0% in the year ended December 31, 2007 from 57.5% in the year ended December 31, 2006. Gross margin on services and maintenance sales, as a percentage of related sales, was unusually high for the year ended December 31, 2006 due to the inclusion of $4.8 million of service and maintenance sales on customer contracts entered into in previous years for which the revenue was previously deferred. There were minimal services incurred and expensed during the period related to such $4.8 million of sales as costs related to these sales were previously expensed in the prior periods in which such costs were incurred. Exclusive of sales recognized from this event, gross margin on services and maintenance sales, as a percentage of related sales, was 50.5% in the year ended December 31, 2006. As part of our November 2006 restructuring plan, we began offering customer service and support for certain of our products to our customers through contracted offshore support personnel, located in Pune, India. At December 31, 2007, we were using approximately 35 offshore customer service and support individuals in Pune. As part of our ongoing cost reduction plan, we have had certain onshore employee and offshore contractor customer service and support personnel terminations subsequent to December 31, 2007 and we currently expect to have approximately 25 offshore customer service and support personnel in India at the end of the first quarter of 2008. The costs incurred for the year ended December 31, 2007 from the offshore support personnel, which increased from 12 at December 31, 2006 to a high of 44 in 2007 (prior to recent reductions), were offset by reduced onshore related expenses as a result of our restructuring initiative in late 2006. We expect our gross margin on services and maintenance sales going forward to be similar to the results for the year ended December 31, 2007.

Sales and Marketing

Sales and marketing expense decreased approximately $1.5 million, or 7.6%, to approximately $18.6 million in the year ended December 31, 2007 from $20.1 million in the year ended December 31, 2006. As part of our ongoing cost reduction plan, salaries and related expenses decreased by $1.4 million from sales and marketing personnel terminations. As a result of ongoing cost reductions discussed above, including the rightsizing initiative announced on February 14, 2008, we anticipate that sales and marketing expenses will modestly decline in the first half of 2008.

Product Research and Development

Product research and development expense increased approximately $1.7 million, or 8.8%, to $21.1 million in the year ended December 31, 2007 from $19.4 million in the year ended December 31, 2006. Increased product

research and development expenses for the year ended December 31, 2007 were primarily attributable to $5.3 million of costs associated with the establishment of our offshore software development resources, which increased from 71 at December 31, 2006 to a high of 116 (prior to recent reductions). In addition, the amount of capitalized software development costs decreased by $1.3 million resulting in an increase in product research and development expense when compared with the year ended December 31, 2006. Partially offsetting the above increases was a $4.9 million reduction in our onshore expenses as a result of our restructuring initiative in late 2006. As part of our November 2006 restructuring plan, we began performing certain of our internal software development through contracted offshore software development personnel, located in Pune, India. At December 31, 2007, we were using approximately 105 offshore software development individuals in Pune. As part of our ongoing cost reduction plan, we have had both onshore engineer and offshore contractor terminations subsequent to December 31, 2007 and expect to have approximately 35 offshore software development personnel remaining in India at the end of the first quarter of 2008. Through the use of these offshore development personnel that have a lower blended cost per person compared to on-shore software engineers and the reduction in the total number of software engineers and contractors worldwide going forward, we anticipate that our product research and development costs will decline in the first half of 2008.

General and Administrative

General and administrative expense increased approximately $0.7 million, or 2.6%, to $29.5 million in the year ended December 31, 2007 from $28.8 million in the year ended December 31, 2006. Increased general and administrative expenses were primarily attributable to $3.0 million of compensation and travel costs related to the expansion of our finance, information technology and executive management teams as well as our new teleradiology business, a $1.0 million increase in internal accounting related costs, audit fees and recurring legal fees, $0.4 million increase in other consulting costs, $0.3 million increase in bad debt expense and $0.3 million of costs incurred by our India subsidiary, which did not exist in 2006. The above are offset in part by a $3.6 million decrease in legal and accounting costs associated with the restatement of our financial statements and related class action, derivative and other lawsuits and $0.8 million in stock-based compensation expense. We incurred $5.3 million of such legal and accounting expenses in the year ended December 31, 2007 compared to $8.9 million of such legal and accounting expenses in the year ended December 31, 2006. We expect legal expenses to continue until our class action, derivative and other litigation matters are resolved.

Goodwill and Trade Name Impairment, Restructuring and Other Expenses

As discussed in Note 2 of the notes to consolidated financial statements, we recorded a goodwill impairment charge of $122.4 million and a trade name impairment charge of $0.8 million during the year ended December 31, 2007. We performed a similar analysis in the prior year and as a result we recorded a goodwill impairment charge of $214.1 million and a trade name impairment charge of $6.7 million in the year ended December 31, 2006. We also recorded $1.0 million in restructuring charges during the year ended December 31, 2007 compared to $2.7 million in restructuring charges (primarily severance costs) in the year ended December 31, 2006, associated with the right-sizing and reorganization initiative announced in the fourth quarter of 2006.

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment expense increased approximately $4.2 million, or 103.5%, to $8.2 million in the year ended December 31, 2007 from $4.0 million in the year ended December 31, 2006. As discussed in Note 2 of the notes to consolidated financial statements, we recorded a customer relationships impairment charge of $4.3 million during the year ended December 31, 2007. For the year ended December 31, 2006, we did not incur any such charges.

Other Income (Expense), Net

Other income (expense) decreased approximately $3.2 million, or 121.8% to an expense of $0.6 million in the year ended December 31, 2007 from income of $2.6 million in the year ended December 31, 2006 primarily due to a $1.3 million decrease in interest income as a result of our decreased cash and cash equivalents. We also recorded a loss of $1.2 million and $0.2 million, respectively, in the years ended December 31, 2007 and 2006 due to an other-than-temporary loss recognized on certain equity investments in non-public companies. In addition, other income decreased approximately $0.7 million in 2007 primarily due to foreign exchange losses on foreign currency payables at Cedara where the functional currency is the U.S. dollar.

Income Tax Expense (Benefit)

We recorded an income tax benefit in the year ended December 31, 2007 of $0.2 million, an effective tax rate for the year ended December 31, 2007 of (0.1)%. Our effective tax rate for the period differed significantly from the statutory rate primarily as a result of the impairment of nondeductible goodwill and the fact we have a full valuation allowance for deferred tax assets, which we have concluded are not more-likely-than-not to be realized. Our effective tax rate for the year ended December 31, 2006 was approximately 3.8%. Our effective tax rate for the period differed significantly from the statutory rate primarily due to the impairment of nondeductible goodwill and a valuation allowance for deferred tax assets that are not more-likely-than-not to be realized. Our expected effective income tax rate is volatile and may move up or down with changes in, among other items, operating income, the results of our purchase accounting, and changes in tax law and regulation of the United States and foreign jurisdictions in which we operate. However, we do not anticipate recording significant federal income tax expense in 2008 due to the unrecognized benefit of significant net operating loss carryforwards in the United States and Canada at December 31, 2007, which will be available to offset future taxable income in those jurisdictions.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The results of operations for the year ended December 31, 2005 include those of Cedara Software Corp. after the business combination on June 1, 2005. The following table sets forth selected, summarized consolidated financial data for the periods indicated, as well as comparative data showing increases and decreases between the periods. All amounts, except percentages, are in thousands.

	Years Ended December 31,				Change	
	2006	% (1)	2005	% (1)	$	%
Net sales:						
Software and other	$ 40,275	54.2%	$ 60,019	72.7%	$ (19,744)	-32.9%
Services and maintenance	34,047	45.8%	22,519	27.3%	11,528	51.2%
Total net sales	74,322	100.0%	82,538	100.0%	(8,216)	-10.0%
Cost of sales:						
Software and other	10,651	26.4%	7,411	12.3%	3,240	43.7%
Services and maintenance	14,472	42.5%	11,087	49.2%	3,385	30.5%
Amortization and related impairment	5,532	NM (2)	7,740	NM (2)	(2,208)	-28.5%
Total cost of sales	30,655	41.2%	26,238	31.8%	4,417	16.8%
Gross margin						
Software and other	24,092	59.8% (3)	44,868	74.8% (3)	(20,776)	-46.3%
Services and maintenance	19,575	57.5%	11,432	50.8%	8,143	71.2%
Total gross margin	43,667	58.8%	56,300	68.2%	(12,633)	-22.4%
Operating expenses:						
Sales and marketing	20,100	27.0%	13,646	16.5%	6,454	47.3%
Product research and development	19,364	26.1%	9,444	11.4%	9,920	105.0%
General and administrative	28,752	38.7%	11,709	14.2%	17,043	145.6%
Acquired in-process research and Development	-	0.0%	13,046	15.8%	(13,046)	-100.0%
Goodwill and trade name impairment, restructuring and other expenses	223,505	300.7%	530	0.6%	222,975	NM (2)
Depreciation, amortization and impairment	4,033	5.4%	3,548	4.3%	485	13.7%
Total operating costs and expenses	295,754	397.9%	51,923	62.9%	243,831	469.6%
Operating loss	(252,087)	-339.2%	4,377	5.3%	(256,464)	NM (2)
Other income, net	2,614	3.5%	736	0.9%	1,878	255.2%
Loss before income taxes	(249,473)	-335.7%	5,113	6.2%	(254,586)	NM (2)
Income tax expense	9,450	12.7%	8,373	10.1%	1,077	12.9%
Net loss	$ (258,923)	-348.4%	$ (3,260)	-3.9%	$(255,663)	NM (2)

(1) Percentages are of total net sales, except for cost of sales and gross margin, which are based upon related net sales.

(2) NM denotes percentage is not meaningful.

(3) Gross margin for software and other sales includes amortization expense recorded in cost of sales.

Net Sales

Software and Other Sales. Total software and other sales for the year ended December 31, 2006 were $40.3 million, a decrease of approximately $19.7 million, or 32.9%, from $60.0 million for the year ended December 31, 2005. The decrease is primarily attributable to $18.8 million of net sales recognized from contracts with two international customers in the year ended December 31, 2005, compared to no such significant customer sales in 2006 and a significant decrease in new customer contracts signed during the year ended December 31, 2006, offset by recognized $11.5 million of software and other sales for the year ended December 31, 2006 related to customer

contracts entered into in previous years for which revenue was deferred due to delays in delivering the required product functionality and the inclusion of sales to Cedara's OEM and end–user customers for twelve months in 2006 (compared to seven months for 2005). We believe the reduction in sales also resulted in part from a lack of clarity in the marketplace and in our sales channel regarding our integrated product strategy for direct sales following the business combination with Cedara Software Corp. In addition, as a result of the adverse business circumstances during the year ended December 31, 2006 following our delayed filings, the restatement of certain of our previously filed financial statements and our class action, derivative and other litigation matters, we believe that many prospective customers reacted by either deferring their buying decision to a later date or by excluding us as a potential vendor from their buying decisions during the year ended December 31, 2006.

Service and Maintenance Sales. Total service and maintenance sales for the year ended December 31, 2006 were $34.0 million, an increase of approximately $11.5 million, or 51.2%, from $22.5 million for the year ended December 31, 2005. During the year ended December 31, 2006, we recognized $4.8 million of service and maintenance sales related to customer contracts entered into in previous years for which revenue was deferred due to delays in delivering the required product functionality. In addition, services performed in connection with Cedara OEM's and end–user customers were included in sales for the entire twelve month period in 2006 (compared to seven months for 2005). Offsetting the increase were service and maintenance sales related to new customer sales, which decreased as a result of the factors discussed above.

Gross Margin

Gross Margin – Software and Other Sales. Gross margin on software and other sales was $24.1 million for the year ended December 31, 2006, a decrease of approximately $20.8 million, or 46.3%, from $44.9 million for the year ended December 31, 2005. Gross margin on software and other sales as a percentage of software and other sales decreased to 59.8% in the year ended December 31, 2006 from 74.8% in the year ended December 31, 2005. The decrease in total gross margin and as a percentage of software and other sales is primarily due primarily to the decrease in software–only sales such as the two significant customer sales in 2005, which are typically contracted with our OEM customers. Sales relating to our OEM customers are primarily sales of imaging software without services, which generally carry higher margins than our solutions that may also include a service or hardware component. Gross margin for software and other sales also includes purchased and capitalized software development amortization and impairment charges. Impairment charges of only $1.0 million were recorded in the year ended December 31, 2006, compared to $3.6 million in the year ended December 31, 2005. In addition, the total decrease and decrease as a percentage of software and other sales above was offset by the inclusion of $11.5 million of software and other sales and $2.6 million of related costs in the year ended December 31, 2006 on customer contracts entered into in previous years for which the revenue was previously deferred.

Gross Margin – Services and Maintenance Sales. Gross margin on services and maintenance sales was $19.6 million for the year ended December 31, 2006, an increase of approximately $8.1 million, or 71.2%, from $11.4 million for the year ended December 31, 2005. Gross margin on services and maintenance sales as a percentage of services and maintenance sales, increased to 57.5% in the year ended December 31, 2006 from 50.8% in the year ended December 31, 2005. Gross margin on services and maintenance sales, as a percentage of related sales, was unusually high for the year ended December 31, 2006 due to the inclusion of $4.8 million of service and maintenance sales on customer contracts entered into in previous years for which the revenue was previously deferred. There were minimal services incurred and expensed during the period related to such $4.8 million of sales as costs related to these sales were previously expensed in the prior periods in which such costs were incurred. Exclusive of sales recognized from this event, gross margin on services and maintenance sales, as a percentage of related sales, was 50.5% in the year ended December 31, 2006.

Sales and Marketing

Sales and marketing expense increased approximately $6.5 million, or 47.3%, to approximately $20.1 million for the year ended December 31, 2006 from $13.6 million for the year ended December 31, 2005. The increase is to due to expenses incurred by Cedara's OEM and end–user sales and marketing groups for twelve months in 2006 compared to seven months in 2005, our new business initiatives in Europe (which generated 2006 expenses of $1.2 million) and stock–based compensation expense for the year ended December 31, 2006 of $1.0 million.

Product Research and Development

Product research and development expense increased approximately $9.9 million, or 105.0%, to $19.4 million for the year ended December 31, 2006 from $9.4 million for the year ended December 31, 2005. The majority of this increase was the result of the inclusion of expenses for Cedara's OEM operations for twelve months in 2006 compared to seven months in 2005, a decrease in capitalized software development costs (which reduce the expense recorded in our statement of operations) and stock–based compensation expense for the year ended December 31, 2006 of $1.2 million. Capitalization of software development costs decreased $1.3 million, or 37.6%, to $2.3 million for the year ended December 31, 2006 compared to $3.6 million for the year ended December 31, 2005, as we spent a greater percentage of time on development of end-user product software updates, which effort is generally not capitalizable.

General and Administrative

General and administrative expense increased approximately $17.0 million, or 145.6%, to $28.8 million for the year ended December 31, 2006 from $11.7 million for the year ended December 31, 2005. The increase was primarily attributable to the inclusion of expenses associated with Cedara's OEM and end–user operations for twelve months in 2006 compared to seven months in 2005, legal and accounting costs related to the completion of our 2005 annual audit (including the restatement of previously issued financial statements) and the review of our quarterly reports for the first two quarters of 2006 as well as other litigation related matters (including certain settlements) of $8.9 million and stock–based compensation expense for the year ended December 31, 2006 of $3.1 million.

Acquired In–Process Research and Development

We incurred no acquired in–process research and development cost for the year ended December 31, 2006, compared to $13.1 million for the year ended December 31, 2005. The in–process research and development costs incurred for 2005 related to the fair value of the projects acquired in June 2005 associated with the business combination with Cedara Software Corp.

Goodwill and Trade Name Impairment, Restructuring and Other Expenses

During the year ended December 31, 2006, we determined that the fair value of goodwill had been impaired by $214.1 million and the fair value of our trade names had been impaired by $6.7 million. In addition, we recorded restructuring charges of $2.7 million in the year ended December 31, 2006 as a result of our right sizing and restructuring initiative in the fourth quarter, primarily related to severance costs. In the year ended December 31, 2005, we recorded restructuring and other related charges of $0.5 million related to our business combination with Cedara Software Corp.

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment expense for the year ended December 31, 2006 was $4.0 million, an increase of $0.5 million, or 13.7%, from $3.5 million for the year ended December 31, 2005. This increase was primarily due to the amortization of the customer relationship intangible asset associated with the Cedara transaction for twelve months in 2006 compared to seven months in 2005, offset by a $0.6 million impairment of certain customer relationships as the result of triggering events that occurred in the year ended December 31, 2005.

Other Income, Net

Other income, increased approximately $1.9 million, or 255.2% to $2.6 million in the year ended December 31, 2006 from $0.7 million in the year ended December 31, 2005 primarily due $1.5 million interest income earned on our average cash and cash equivalent balance during 2006 compared to 2005, which increased significantly in June 2005 from cash acquired from Cedara, as well as increased interest yield (from increased interest rates) on our cash balance during the year ended December 31, 2006 compared to the year ended December 31, 2005. The remainder of the increase is attributed to unrealized foreign exchange gains on foreign currency payables in the year ended December 31, 2006 compared to losses in the year ended December 31, 2005 at Cedara, where the functional currency is the U.S. Dollar.

Income Tax Expense

We recorded an income tax expense in the year ended December 31, 2006 of $9.5 million, an effective tax rate for the year ended December 31, 2006 of 3.8%. Our effective tax rate for the period differed significantly from the statutory rate primarily as a result of the impairment of nondeductible goodwill and the fact we have a full valuation allowance for deferred tax assets, which we have concluded are not more-likely-than-not to be realized. Our effective tax rate for the year ended December 31, 2005 was approximately 163.8%. Our effective tax rate differed significantly from the statutory rate primarily due to the in–process research and development cost which is not deductible for income tax purposes and a $1.3 million accrual associated with transaction–related legal restructuring during 2005. Our expected effective income tax rate is volatile and may move up or down with changes in, among other items, operating income, the results of our purchase accounting, and changes in tax law and regulation of the United States and foreign jurisdictions in which we operate.

Material Off Balance Sheet Arrangements

We have no material off balance sheet arrangements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our cash and cash equivalents are exposed to financial market risk due to fluctuations in interest rates, which may affect our interest income. As of December 31, 2007, our cash and cash equivalents included money market funds and short–term deposits totaling approximately $14.0 million, and earned interest at a weighted average rate of 4.4%. The value of the principal amounts is equal to the fair value for these instruments. Due to the short–term nature of our investment portfolio, our interest income is vulnerable to changes in short–term interest rates. At current investment levels, our pre–tax results of operations would vary by approximately $0.1 for every 100 basis point change in our weighted average short–term interest rate. We do not use our portfolio for trading or other speculative purposes.

Foreign Currency Exchange Risk

We have sales and expenses in Canada, China, Europe and India that are denominated in currencies other than the U. S. Dollar and, as a result, have exposure to foreign currency exchange risk. We have periodically entered into forward exchange contracts to hedge exposures denominated in foreign currencies. We did not have any forward contracts outstanding at December 31, 2007. We do not enter into derivative financial instruments for trading or speculative purposes. In the event our exposure to foreign currency risk increases to levels that we do not deem acceptable, we may choose to hedge those exposures.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Merge Healthcare Incorporated:

We have audited the accompanying consolidated balance sheets of Merge Healthcare Incorporated and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. Also, as discussed in Notes 1 and 6 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2008 expressed an adverse opinion on the Company's internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
March 31, 2008

MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

ASSETS	December 31, 2007	December 31, 2006
Current assets:		
Cash and cash equivalents	$ 14,000	$ 45,945
Accounts receivable, net of allowance for doubtful accounts and sales returns of $2,209 and $2,553 at December 31, 2007 and December 31, 2006, respectively	11,810	16,427
Inventory	1,754	2,164
Prepaid expenses	1,970	1,660
Deferred income taxes	260	196
Other current assets	771	812
Total current assets	30,565	67,204
Property and equipment:		
Computer equipment	6,776	5,017
Office equipment	2,270	1,919
Leasehold improvements	2,000	1,460
	11,046	8,396
Less accumulated depreciation	6,415	4,456
Net property and equipment	4,631	3,910
Purchased and developed software, net of accumulated amortization of $10,452 and $11,235 at December 31, 2007 and December 31, 2006, respectively	8,932	16,628
Customer relationships, net of accumulated amortization of $259 and $3,966 at December 31, 2007 and December 31, 2006, respectively	3,291	9,511
Goodwill	-	122,371
Trade names	1,060	1,860
Deferred income taxes	4,585	4,326
Investments	8,156	8,361
Other assets	415	674
Total assets	$ 61,635	$ 234,875
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,114	$ 8,234
Accrued wages	2,752	6,162
Income taxes payable	-	4,398
Other accrued liabilities	2,920	3,196
Deferred revenue	16,901	18,063
Total current liabilities	29,687	40,103
Deferred income taxes	257	502
Deferred revenue	1,787	3,712
Income taxes payable	5,338	-
Other	161	633
Total liabilities	37,230	44,950
Shareholders' equity:		
Preferred stock, $0.01 par value: 2,999,997 shares authorized; zero shares issued and outstanding at December 31, 2007 and December 31, 2006	-	-
Series A Preferred Stock, $0.01 par value: 1,000,000 shares authorized; zero shares issued and outstanding at December 31, 2007 and December 31, 2006	-	-
Series B Preferred Stock, $0.01 par value: 1,000,000 shares authorized; zero shares issued and outstanding at December 31, 2007 and December 31, 2006	-	-
Series 3 Special Voting Preferred Stock, no par value: one share authorized; one share issued and outstanding at December 31, 2007 and December 31, 2006	-	-
Common stock, $0.01 par value: 100,000,000 shares authorized: 32,237,700 shares and 29,291,030 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	322	293
Common stock subscribed; 0 shares and 5,242 shares at December 31, 2007 and December 31, 2006, respectively	-	33
Additional paid-in capital	456,371	451,130
Accumulated deficit	(434,958)	(263,390)
Accumulated other comprehensive income	2,670	1,859
Total shareholders' equity	24,405	189,925
Total liabilities and shareholders' equity	$ 61,635	$ 234,875

See accompanying notes to consolidated financial statements.

MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

	Years Ended December 31,		
	2007	2006	2005
Net sales:			
Software and other	$ 29,590	$ 40,275	$ 60,019
Services and maintenance	29,982	34,047	22,519
Total net sales	59,572	74,322	82,538
Cost of sales:			
Software and other	6,722	10,651	7,411
Services and maintenance	14,089	14,472	11,087
Amortization and related impairment	8,537	5,532	7,740
Total cost of sales	29,348	30,655	26,238
Gross margin	30,224	43,667	56,300
Operating costs and expenses:			
Sales and marketing	18,565	20,100	13,646
Product research and development	21,065	19,364	9,444
General and administrative	29,492	28,752	11,709
Acquired in-process research and development	-	-	13,046
Goodwill and trade name impairment, restructuring and other expenses	124,131	223,505	530
Depreciation, amortization and impairment	8,209	4,033	3,548
Total operating costs and expenses	201,462	295,754	51,923
Operating loss	(171,238)	(252,087)	4,377
Other income (expense):			
Interest expense	(89)	(67)	(38)
Interest income	1,233	2,548	1,061
Other, net	(1,714)	133	(287)
Total other income (expense)	(570)	2,614	736
Loss before income taxes	(171,808)	(249,473)	5,113
Income tax expense	(240)	9,450	8,373
Net loss	$ (171,568)	$ (258,923)	$ (3,260)
Net loss per share - basic	$ (5.06)	$ (7.68)	$ (0.13)
Weighted average number of common shares outstanding - basic	33,913,379	33,701,735	24,696,762
Net loss per share - diluted	$ (5.06)	$ (7.68)	$ (0.13)
Weighted average number of common shares outstanding - diluted	33,913,379	33,701,735	24,696,762

See accompanying notes to consolidated financial statements.

MERGE HEALTHCARE INCORPORATED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2005, 2006 and 2007
(in thousands, except for share data)

	Preferred Stock		Common Stock								
	Shares Issued	Issued Amount	Shares Subscribed	Subscribed Amount	Shares Issued	Issued Amount	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2004	-	$ -	817	$ 14	13,186,185	$ 132	$ 55,418	$ -	$ (1,207)	$ 592	$ 54,949
Cedara Exchange of share rights into Common Stock	-	-	-	-	6,080,922	61	(61)	-	-	-	-
Stock issued and options granted for acquisitions, net of costs to issue shares	1	-	-	-	5,581,517	56	380,794	-	-	-	380,850
Shares retired	-	-	-	-	(90,000)	(1)	(1,603)	-	-	-	(1,604)
Stock issued under ESPP	-	-	(111)	3	3,573	-	62	-	-	-	65
Exercise of stock options	-	-	-	-	1,737,943	17	9,491	-	-	-	9,508
Share-based compensation expense	-	-	-	-	-	-	92	(1,245)	-	-	(1,153)
Legal fees S3/S8 filings	-	-	-	-	-	-	(45)	-	-	-	(45)
Nasdaq fees for increased trading shares	-	-	-	-	-	-	(5)	-	-	-	(5)
Tax benefit on exercise of stock options	-	-	-	-	-	-	1,811	-	-	-	1,811
Net loss	-	-	-	-	-	-	-	-	(3,260)	-	(3,260)
Other comprehensive income	-	-	-	-	-	-	-	-	-	1,476	1,476
Balance at December 31, 2005	1	$ -	706	$ 17	26,500,140	$ 265	$ 445,954	$ (1,245)	$ (4,467)	$ 2,068	$ 442,592
Cedara Exchange of share rights into Common Stock	-	-	-	-	2,561,085	26	(26)	-	-	-	-
Stock issued under ESPP	-	-	4,536	16	706	-	17	-	-	-	33
Exercise of stock options	-	-	-	-	229,099	2	469	-	-	-	471
Share-based compensation expense	-	-	-	-	-	-	5,961	-	-	-	5,961
Reduction of deferred stock compensation for application of FAS 123R	-	-	-	-	-	-	(1,245)	1,245	-	-	-
Net loss	-	-	-	-	-	-	-	-	(258,923)	-	(258,923)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(209)	(209)
Balance at December 31, 2006	1	$ -	5,242	$ 33	29,291,030	$ 293	$ 451,130	$ -	$ (263,390)	$ 1,859	$ 189,925
Cedara Exchange of share rights into Common Stock	-	-	-	-	2,879,672	29	(29)	-	-	-	-
Stock issued under ESPP	-	-	(5,242)	(33)	21,494	-	121	-	-	-	88
Exercise of stock options	-	-	-	-	45,504	-	126	-	-	-	126
Share-based compensation expense	-	-	-	-	-	-	5,023	-	-	-	5,023
Net loss	-	-	-	-	-	-	-	-	(171,568)	-	(171,568)
Other comprehensive income	-	-	-	-	-	-	-	-	-	811	811
Balance at December 31, 2007	1	$ -	-	$ -	32,237,700	$ 322	$ 456,371	$ -	$ (434,958)	$ 2,670	$ 24,405

See accompanying notes to consolidated financial statements.

MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net loss	$ (171,568)	$ (258,923)	$ (3,260)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation, amortization and related impairment	16,746	9,565	11,288
Share-based compensation	5,009	5,961	979
In-process research and development	-	-	13,046
Goodwill and trade name impairment charge	123,171	218,810	-
Other-than-temporary impairment on equity investments	1,166	186	-
Provision for doubtful accounts receivable and sales returns, net of recoveries	1,100	829	978
Deferred income taxes	(202)	11,160	7,661
Changes in operating assets and liabilities:			
Accounts receivable	3,517	6,038	(5,421)
Inventory	410	276	(439)
Prepaid expenses	(310)	986	(76)
Accounts payable	(1,170)	2,370	(3,474)
Accrued wages	(3,410)	268	765
Deferred revenue	(3,087)	(13,040)	6,789
Other accrued liabilities	(750)	(780)	(19)
Other	787	1,334	(5,215)
Net cash provided by (used in) operating activities	(28,591)	(14,960)	23,602
Cash flows from investing activities:			
Cash acquired in acquisitions, net of cash paid	-	-	9,644
Purchases of property, equipment, and leasehold improvements	(2,665)	(1,252)	(2,996)
Purchased technology	-	(367)	-
Capitalized software development	(817)	(2,257)	(3,621)
Net cash provided by (used in) investing activities	(3,482)	(3,876)	3,027
Cash flows from financing activities:			
Proceeds from exercise of stock options and employee stock purchase plan	214	504	9,573
Net cash provided by financing activities	214	504	9,573
Effect of exchange rates on cash and cash equivalents	(86)	(1)	9
Net increase (decrease) in cash and cash equivalents	(31,945)	(18,333)	36,211
Cash and cash equivalents, beginning of period	45,945	64,278	28,067
Cash and cash equivalents, end of period	$ 14,000	$ 45,945	$ 64,278
Supplemental Disclosures of Cash Flow Information:			
Cash paid for income taxes, net of refunds	$ (247)	$ 69	$ 286
Equity securities received in sales transactions	$ -	$ 2,010	$ 4,606
Non-cash Investing and Financing activities:			
Value of Common Stock and options issued for acquisitions	$ -	$ -	$ 381,689

See accompanying notes to consolidated financial statements.

MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended December 31,		
	2007	**2006**	**2005**
Net loss	$ (171,568)	$ (258,923)	$ (3,260)
Translation adjustment, net of income taxes	(152)	(89)	815
Unrealized gain (loss) on marketable securities, net of income taxes	961	(58)	79
Comprehensive net loss	$ (170,759)	$ (259,070)	$ (2,366)

See accompanying notes to consolidated financial statements.

(In thousands, except for share and per share data)

(1) Basis of Presentation and Significant Accounting Policies

Nature of Operations

Merge Healthcare Incorporated, a Wisconsin corporation, and its subsidiaries (which we sometimes refer to collectively as "Merge Healthcare," "we," "us," or "our") are in the business of development and delivery of medical imaging and information management software and services. We provide solutions for Original Equipment Manufacturers ("OEMs"), Value Added Resellers ("VARs") and the end–user healthcare markets. We develop clinical and medical imaging software applications and development tools that are on the forefront of medicine. We also develop medical imaging software solutions that support end–to–end business and clinical workflow for radiology department and specialty practices, imaging centers and hospitals.

Liquidity

Our financial and liquidity positions have been deteriorating. As of December 31, 2007, we had no credit facility. Our primary markets have become more competitive and at the same time, our ability to invest in our core market and new opportunities has been constrained by our deteriorating financial and liquidity condition. These conditions are expected to persist. We have suffered recurring losses from operations and negative cash flows. We are considering all strategic options and also options for generating additional cash and revenues to fund our continuing business operations, including equity offerings, assets sales or debt financings. If adequate funds are not available or are not available on acceptable terms, we will likely not be able to fund our new teleradiology business, take advantage of unanticipated opportunities, develop or enhance services or products, respond to competitive pressures, or continue as a going concern.

Principles of Consolidation

We have prepared the consolidated financial statements on the basis that we will continue as a going concern. However, see above with respect to our liquidity.

The consolidated financial statements include the financial statements of our wholly owned subsidiaries. Our principal operating subsidiaries are Cedara Software Corp. and Merge eMed, Inc. All intercompany balances and transactions have been eliminated in consolidation.

We have certain minority equity stakes in various companies accounted for as cost method investments. The operating results of these companies are not included in our results of operations.

Reporting Periods Presented

The accompanying consolidated financial statements include the results of Cedara Software Corp. subsequent to the date of the transaction between Merge Healthcare and Cedara Software on June 1, 2005, and the results of AccuImage Diagnostics Corp. ("AccuImage") subsequent to our acquisition of AccuImage on January 28, 2005.

Use of Estimates

Our consolidated financial statements are prepared in accordance with U.S generally accepted accounting principles. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for items and matters such as revenue recognition and allowances for uncollectible accounts receivable, inventory obsolescence, amortization, long-lived and intangible asset valuations, impairment assessments, taxes and related valuation allowance, income tax provisions, stock–based compensation, and contingencies. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. Actual results could differ from those estimates.

Reclassifications

Where appropriate, certain reclassifications have been made to prior year financial statements to conform to the current year presentation. Specifically, we reclassified $1,046 and $470 for the years ended December 31, 2006 and 2005, respectively, of expense from "product research and development" to "software and other cost of sales" within the consolidated statements of operations to conform to current year presentation. We reclassified $1,860 at

(In thousands, except for share and per share data)

December 31, 2006 from "goodwill" to "trade names" within the consolidated balance sheet to conform to current year presentation. We reclassified $623 at December 31, 2006 from "deferred revenue" to "other accrued liabilities" within the consolidated balance sheet to conform to current year presentation. We reclassified $186 of other-than-temporary loss recorded on an equity investment in the year ended December 31, 2006 from "other" to "other-than-temporary impairment on equity investments" within the consolidated statement of cash flows to confonn to current year presentation.

Segment Reporting

Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS No. 131"), establishes annual and interim reporting standards for operating segments of a company. It also requires entity–wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. Our principal executive officer has been identified as the chief operating decision maker in assessing the performance and the allocation of resources within Merge Healthcare. Our principal executive officer relies on the information derived from our financial reporting process, which now includes revenue by business unit and consolidated operating results and consolidated assets. As we do not have discrete financial information available for our business units, we operate as a single segment for reporting purposes as prescribed by SFAS No. 131.

We are in the process of developing systems and processes to obtain discrete financial information for our three business units, which is intended to be used by our chief operating decision maker. At the time that the information becomes available to assess performance and allocate resources, this new information will be disclosed.

Functional Currency

The functional currency of our foreign subsidiaries, with the exception of our subsidiaries in India, France and China, is the United States of America dollar ("U.S. Dollar").

Foreign currency denominated revenues and expenses are translated at weighted average exchange rates throughout the year. Foreign currency denominated monetary assets and liabilities are translated at rates prevailing at the balance sheet dates. Foreign exchange gains and losses on transactions during the year are reflected in the consolidated statements of operations, as a component of other income (expense), net.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, marketable and non–marketable securities, accounts payable and certain accrued liabilities. The carrying amounts of these assets and liabilities approximate fair value due to the short maturity of these instruments, except for the non–marketable equity securities. The carrying value of long–term receivables or long–term deferred revenues is not materially different from the fair value. The estimated fair values of the non–marketable equity securities have been determined from information obtained from independent valuations and management estimates.

Derivative Financial Instruments

Fluctuating foreign exchange rates may negatively impact the accompanying consolidated financial statements. Substantially all of our billings are in U.S. Dollars, however, due to our Canadian operations, substantial salary and other expenses are payable in Canadian dollars. To effectively manage these market risks, we may enter into foreign currency forward contracts. We do not hold or issue derivative instruments for trading purposes. We have elected not to apply hedge accounting under the provision of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and accordingly, recognize any change in fair value through current earnings. As of December 31, 2007 and 2006, we had no derivative financial instruments outstanding.

Cash and Cash Equivalents

Cash and cash equivalents consist of balances with banks and liquid short–term investments with original maturities of ninety days or less and are carried on the balance sheet at cost plus accrued interest.

(In thousands, except for share and per share data)

Inventory

Inventory, consisting principally of raw materials and finished goods (primarily purchased third–party hardware), is stated at the lower of cost or market. Cost is determined using the first–in, first–out method.

Property and Equipment

Property and equipment are stated at cost.

Depreciation on property and equipment is calculated on the straight–line method over the estimated useful lives of the assets. Useful lives of our major classes of property and equipment are: two to three years for computer and equipment and five to seven years for office equipment. Leasehold improvements are amortized using the straight–line method over the shorter of the estimated life of the asset or the term of the lease.

Long–Lived Assets

We account for long–lived assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long–Lived Assets*. Long–lived assets, including property and equipment and customer intangibles, are amortized over their expected lives, which are estimated by us. We also make estimates of the impairment of long–lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, based primarily upon whether expected future undiscounted cash flows are sufficient to support the asset's recovery. If the actual useful life of a long–lived asset is shorter than the useful life estimated by us, the asset may be deemed to be impaired and, accordingly, a write–down of the value of the asset determined by a discounted cash flow analysis, or a shorter amortization period may be required. We have reviewed long–lived assets with estimable useful lives and determined that their carrying values as of December 31, 2007 are recoverable in future periods.

Developed Software

All research and development costs incurred prior to the point at which management believes a project has reached technological feasibility are expensed as incurred. Software development costs incurred subsequent to reaching technological feasibility are capitalized and reported at the lower of unamortized cost or net realizable value in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* Amortization of purchased and developed software is provided on a product basis over the expected economic life of the related software, generally five years, using the straight–line method. This method generally results in greater amortization than the method based on the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product.

We assess the recoverability of purchased and developed software costs quarterly by determining whether the net book value of such capitalized costs can be recovered through future net operating cash flows through the sale of that product.

Investments

At December 31, 2007, we held certain securities in a publicly traded entity of $1,348 and private companies of $6,808, which are classified as non–current assets. The investments in publicly traded equity securities over which we do not exert significant influence are classified as "available–for–sale" and are reported at fair value. Unrealized gains and losses are reported within the accumulated other comprehensive income component of shareholders' equity. The investments in equity securities of private companies over which we do not exert significant influence are reported at cost or fair value if an other-than-temporary loss has been determined. The estimated fair values have been determined by us from information obtained from independent valuations, and inquiries and estimates made by us. Any loss due to impairment in value is recorded when such loss occurs. We have recorded a charge of $1,166 and $186, respectively, in other expenses, net, in our 2007 and 2006 consolidated statement of operations due to an other-than-temporary loss recognized on certain investments.

Goodwill and Other Intangible Assets

SFAS No. 142, *Goodwill and Other Intangible Assets*, requires that goodwill and indefinite lived intangible assets be reviewed for impairment annually, or more frequently if impairment indicators arise. Our policy provides that goodwill and indefinite lived intangible assets will be reviewed for impairment as of December 31 of each year.

(In thousands, except for share and per share data)

In calculating potential impairment losses, we evaluate the fair value of goodwill and intangible assets using either quoted market prices or, if not available, by estimating the expected present value of their future cash flows. Identification of, and assignment of assets and liabilities to, a reporting unit require our judgment and estimates. In addition, future cash flows are based upon our assumptions about future sales activity and market acceptance of our products. If these assumptions change, we may be required to write down the gross value of our remaining indefinite lived intangible assets to a revised amount. See Note 2 for a discussion of the impairment of goodwill and trade names in 2007 and 2006.

Warranties

We generally provide up to twelve months of warranty on our hardware sales. We have provided for expected hardware warranty costs based on our historical experience. Accrued warranty was $88 and $194 at December 31, 2007 and 2006, respectively.

Guarantees

In accordance with FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"), we recognize the fair value for guarantee and indemnification arrangements issued or modified by us, if these arrangements are within the scope of the interpretation. In addition, we continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under the previously existing GAAP, in order to identify if a loss has occurred. If we determine it is probable that a loss has occurred, then any such estimable loss would be recognized under those guarantees and indemnifications.

Under our standard Software License, Services and Maintenance Agreement, we agree to indemnify, defend and hold harmless our licensees from and against certain losses, damages and costs arising from claims alleging the licensees' use of our software infringes the intellectual property rights of a third party. Historically, we have not been required to pay material amounts in connection with claims asserted under these provisions and, accordingly, have not recorded a liability relating to such provisions. Under our Software License, Services and Maintenance Agreement, we also represent and warrant to licensees that our software products operate substantially in accordance with published specifications, and that the services we perform will be undertaken by qualified personnel in a professional manner conforming to generally accepted industry standards and practices. Historically, only minimal costs have been incurred relating to the satisfaction of product warranty claims.

Other guarantees include promises to indemnify, defend and hold harmless each of our executive officers, non-employee directors and certain key employees from and against losses, damages and costs incurred by each such individual in administrative, legal or investigative proceedings arising from alleged wrongdoing by the individual while acting in good faith within the scope of his or her job duties on our behalf. Merge Healthcare and certain of our former officers are defendants in several lawsuits. These lawsuits and other legal matters in which we have become involved are described in Note 9. We have accrued for indemnification costs as of December 31, 2007 for certain of our former officers for their expenses in connection with such matters and may be required to accrue for additional guarantee related costs in future periods.

Income Taxes

On January 1, 2007, we adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN No. 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Pursuant to FIN No. 48, we have reclassified as noncurrent, unrecognized tax benefits not expected to be paid within one year. The impact of adopting FIN No. 48 had the cumulative effects explained in Note 6.

In May 2007, the FASB issued staff position FIN No. 48-1, "*Definition of Settlement in FASB Interpretation No. 48*" ("FSP FIN No. 48-1") which amended FIN No. 48 to provide guidance about how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under FSP FIN No. 48-1, a tax position could be effectively settled through an examination by a taxing

(In thousands, except for share and per share data)

authority. Since adoption, we have applied FIN No. 48 in a manner consistent with the provisions of FSP FIN No. 48-1.

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. The provision for income taxes is determined using the asset and liability approach for accounting for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* A current liability is recognized for the estimated taxes payable for the current year. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which the timing differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates or tax laws are recognized in the provision for income taxes in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount more–likely–than–not to be realized. To the extent we establish or change the valuation allowance in a period, the tax effect will flow through the statement of operations. However, in the case of deferred tax assets of an acquired or merged entity with a valuation allowance recorded for purchase accounting, any change in that asset valuation allowance will be recorded as an adjustment to goodwill.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related tax assets and liabilities. In the ordinary course of our business, there are transactions and calculations for which the ultimate tax determination is uncertain. In spite of our belief that we have appropriate support for all the positions taken on our tax returns, we acknowledge that certain positions may be successfully challenged by the taxing authorities. We apply the provisions of FIN No. 48 to determine the appropriate amount of tax benefits to be recognized with respect to uncertain tax positions. Unrecognized tax benefits are evaluated quarterly and adjusted based upon new information, resolution with taxing authorities and expiration of the statute of limitations. The provision for income taxes includes the impact of changes in the FIN 48 liability. Although we believe our recorded tax assets and liabilities are reasonable, tax laws and regulations are subject to interpretation and inherent uncertainty; therefore, our assessments can involve both a series of complex judgments about future events and rely on estimates and assumptions. Although we believe these estimates and assumptions are reasonable, the final determination could be materially different than that which is reflected in our provision for income taxes and recorded tax assets and liabilities.

Revenue Recognition

Revenues are derived primarily from the licensing of software, sales of hardware and related ancillary products, installation and engineering services, training, consulting, and software maintenance and support. Inherent to software revenue recognition are significant management estimates and judgments in the interpretation and practical application of the complex rules to individual contracts. These interpretations generally would not influence the amount of revenue recognized, but could influence the timing of such revenues. Typically our contracts contain multiple elements, and while the majority of our contracts contain standard terms and conditions, there are instances where our contracts contain non–standard terms and conditions. As a result, contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple–element arrangement should be treated as separate units of accounting for revenue recognition purposes in accordance with Statement of Position ("SOP") No. 97–2, *Software Revenue Recognition*, or Emerging Issues Task Force ("EITF") Issue No. 00–21, *Revenue Arrangements with Multiple Deliverables*, and if so, the relative fair value that should be allocated to each of the elements and when to recognize revenue for each element.

For software arrangements, we recognize revenue in accordance with SOP No. 97–2. This generally requires revenue recognized on software arrangements involving multiple elements, including separate arrangements with the same customer executed within a short time frame of each other, to be allocated to each element based on the vendor–specific objective evidence ("VSOE") of fair values of those elements. Revenue from multiple–element software arrangements is recognized using the residual method, pursuant to SOP No. 98–9, *Modification of SOP No. 97–2, Software Revenue Recognition, With Respect to Certain Transactions* ("SOP No. 98–9"). Under the residual method, revenue is recognized in a multiple element arrangement when VSOE of fair value exists for all of

(In thousands, except for share and per share data)

the undelivered elements in the arrangement, even if vendor–specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement, assuming all other conditions for revenue recognition have been satisfied. For sales transactions where the software is incidental, the only contract deliverable is custom engineering or installation services, and hardware transactions where no software is involved, we recognize revenue in accordance with EITF Issue No. 00–21 and Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition.*

We allocate revenue to each undelivered element in a multiple–element arrangement based on its respective fair value determined by the price charged when that element is sold separately. Specifically, we determine the fair value of the maintenance portion of the arrangement based on the substantive renewal price of the maintenance offered to customers, which generally is stated in the contract. The fair value of installation, engineering services, training, and consulting is based upon the price charged when these services are sold separately. If evidence of the fair value cannot be established for undelivered elements of a sale, the entire amount of revenue under the arrangement is deferred until elements without VSOE of fair value have been delivered or VSOE of fair value can be established. If evidence of fair value cannot be established for the maintenance element of a sale, and it represents the only undelivered element, the software, hardware, or software maintenance elements of the sale are deferred and recognized ratably over the lesser of the related maintenance period or the economic life of the software.

Revenue from software licenses is recognized upon shipment, provided that evidence of an arrangement exists, delivery has occurred, fees are fixed or determinable and collection of the related receivable is probable We assess collectibility based on a number of factors, including past transaction history with the customer and the credit worthiness of the customer. We must exercise our judgment when we assess the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, it could affect the timing and the amount of revenue we recognize on a contract. In addition, in certain transactions we may negotiate that the customer provides common stock ownership in consideration as part of the sale. We generally do not request collateral from customers.

Revenue from software licenses sold through annual contracts that include software maintenance and support is deferred and recognized ratably over the contract period. Revenue from installation, engineering services, training, and consulting services is recognized as services are performed.

Revenue from sales of Radiology Information Systems ("RIS") and from RIS/Picture Archiving and Communication Systems ("PACS") solutions, and other specific arrangements where professional services are considered essential to the functionality of the solution sold, is recognized on the percentage–of–completion method, as prescribed by AICPA Statement of Position 81–1, *Accounting for Performance on Construction–Type and Certain Production–Type Contracts.* Percentage of completion is determined by the input method based upon the amount of labor hours expended compared to the total labor hours expended plus the estimated amount of labor hours to complete the project. Total estimated labor hours are based on management's best estimate of the total amount of time it will take to complete a project. These estimates require the use of judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates periodically to assess revisions in contract values and estimated labor hours and reflect changes in estimates in the period that such estimates are revised under the cumulative catch–up method.

Our Original Equipment Manufacturer ("OEM") software products are typically fully functional upon delivery and do not require significant modification or alteration. Fees for services to OEM customers are billed separately from licenses of our software products. For sales transactions involving only the delivery of custom engineering services, we recognize revenue under proportional performance guidelines of SAB No. 104.

For certain contracts accounted for under SAB No. 104 and EITF No. 00–21 the arrangement dictates that we invoice the customer for 10% of the contract value of the products delivered upon completion of hardware installation and acceptance by the customer. As a result of this specific performance obligation and acceptance criteria, we defer the related amount of product fair value and recognize it upon completion of installation and acceptance.

Our policy is to allow returns when we have preauthorized the return. Based on our historical experience of returns and customer credits, we have provided for an allowance for estimated returns and credits in accordance with FASB No. 48, *Revenue Recognition When the Right of Return Exists.*

(In thousands, except for share and per share data)

Deferred revenue is comprised of deferrals for license fees, support and maintenance, and other services. Long–term deferred revenue as of December 31, 2007 represents license fees, support and maintenance, and other services to be earned or provided beginning January 1, 2009.

We record reimbursable out–of–pocket expenses in both services and maintenance net sales and as a direct cost of services and maintenance in accordance with EITF Issue No. 01–14, *Income Statement Characterization of Reimbursements Received for "Out–of–Pocket" Expenses Incurred.* In accordance with EITF Issue No. 00–10, *Accounting for Shipping and Handling Fees*, the reimbursement by customers of shipping and handling costs are recorded in software and other net sales and the associated cost as a cost of sale. We account for sales taxes on a net basis in accordance with EITF No. 06-3, *How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation).*

Share–Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), *Share–Based Payment* ("SFAS No. 123(R)"), which is a revision of SFAS No. 123, *Accounting for Stock–Based Compensation*, as amended, to replace our previous method of accounting for share–based awards under APB Opinion No. 25, *Accounting for Stock Issued to Employees ("APB No. 25")*, for periods beginning in 2006. In accordance with APB No. 25, we had previously recognized no compensation expense for options that were granted at or above fair market value on the date of grant.

We adopted SFAS No. 123(R) using the modified–prospective–transition method. Under that transition method, compensation cost recognized in 2006 includes: (1) compensation cost for all share–based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant–date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share–based awards granted subsequent to January 1, 2006, based on the grant–date fair value estimated in accordance with the provisions of SFAS No. 123(R). Under the modified–prospective–transition method, the provisions of SFAS No. 123(R) were not applied to periods prior to adoption, and thus, prior period financial statements were not restated to reflect our adoption of SFAS No. 123(R). SFAS No. 123(R) requires that we report the tax benefit from the tax deduction related to share–based compensation that is in excess of recognized compensation costs, as a financing cash flow rather than as an operating cash flow in our consolidated statements of cash flows. Prior to January 1, 2006, APB No. 25 required that we report the entire tax benefit related to the exercise of stock options as an operating cash flow.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to previous accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is principally effective for fiscal years beginning after November 15, 2008. We are currently evaluating the impact of the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates. Pursuant to SFAS No. 159, a business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; is irrevocable (unless a new election date occurs); and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently evaluating the impact of SFAS No. 159 on our financial statements, should we choose the fair value option effective as of the beginning of our fiscal year 2008.

In June 2007, the FASB issued EITF No. 07-3, *Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* ("EITF No. 07-3"). The scope of EITF No. 07-3 is limited to nonrefundable advance payments for goods and services related to research and development activities. The issue is

(In thousands, except for share and per share data)

whether such advanced payments should be expensed as incurred or capitalized. EITF No. 07-3 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We do not believe that EITF No. 07-3 will have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141R is effective for an entity for business combinations for which the acquisition date is on or after the annual reporting period beginning December 15, 2008. In the event of an acquisition, we will need to evaluate whether or not SFAS No. 141R will have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008. We are currently evaluating the impact of SFAS No. 160 on our financial condition or results of operations.

(2) Goodwill and Other Intangibles

During the three months ended September 30, 2007, several material events occurred that resulted in an environment of uncertainty creating significant business challenges, and diverted the attention of certain board members and management from our business operations for periods of time. These events included the announcement that several of our previously issued financial statements would require restatement, the possible delisting of our common stock from the NASDAQ Global Market and the continued adverse impact on our bookings and anticipated revenue of the Deficit Reduction Act. These events, which either did not exist or the impact of which was not known as of June 30, 2007, resulted in circumstances which indicated that we may not be able to recover the intangible assets' carrying amounts or that the fair value of our single reporting unit does not support the carrying value of goodwill.

In accordance with SFAS No. 144, we evaluated whether or not the above events indicate that the carrying amounts of our property and equipment, customer relationships and patents are recoverable, based primarily on whether future undiscounted cash flows are sufficient to support the asset's recovery. On December 20, 2007, the Audit Committee of our Board of Directors determined that there was an impairment to certain of these assets. We measured the amount of impairment loss relating to property and equipment, customer relationships and patents by comparing the asset's carrying value to it fair value, primarily determined by a discounted cash flow analysis. We completed our assessment of the fair value utilizing the assistance of independent valuation specialists. As a result of this analysis, we recorded an impairment charge of $133 related to patents within cost of sales for amortization and related impairment and an impairment charge of $4,252 related to customer relationships within the operating cost of depreciation, amortization and impairment of our consolidated statement of operations. Our property and equipment was not impaired.

In accordance with SFAS No. 142, we performed Step I of the impairment test by estimating fair value beginning with what we considered to be the most reliable indicator of fair value which was based on a discounted cash flow model. The results of Step I of the impairment test indicated that an impairment of our goodwill had occurred since the carrying value of our single reporting unit exceeded the reporting unit's estimated fair value. On December 20, 2007, the Audit Committee of our Board of Directors determined that there was such an impairment.

In addition, we also tested our other indefinite lived intangible asset, trade names, as part of Step I and concluded that the trade names associated with our Cedara Software Corp. business transaction were impaired. As a result, we have recorded an $800 charge within goodwill and trade name impairment, restructuring and other expenses of our consolidated statement of operations. We measured this impairment charge utilizing the assistance of independent valuation specialists.

We completed Step II of SFAS No. 142 to measure the amount of impairment loss relating to goodwill, by comparing the implied fair value of our reporting unit goodwill with the carrying amount of that goodwill. The estimate of fair value of our reporting unit was reduced by the fair value of all other net assets to determine the implied fair value of reporting unit goodwill. We completed our assessment of the fair value of goodwill utilizing

(In thousands, except for share and per share data)

the assistance of independent valuation specialists. As a result of our Step II analysis, we concluded that all of our goodwill was impaired and recorded a non-cash impairment charge of $122,371.

The primary driver of the long-lived assets, goodwill and trade name impairment charges were negative projected operating cash flows for the next few years.

Our intangible assets, other than capitalized software development costs, subject to amortization are summarized as of December 31, 2007 as follows:

	Weighted Average Remaining Amortization Period (Years)	December 31, 2007		December 31, 2006	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Purchased technology	3.3	$ 12,571	$ (5,518)	$ 16,990	$ (6,130)
Customer relationships	3.4	3,550	(259)	13,477	(3,966)
Patents	0.0	-	-	117	(10)
Total		$ 16,121	$ (5,777)	$ 30,584	$ (10,106)

We evaluate the realizibility of our purchased and capitalized software development costs according to SFAS No. 86. Purchased software amortization expense and patent amortization expense, which are being recorded in amortization and related impairment cost of sales ratably over the life of the related intangible asset, was $3,938 and $3,012 and $2,107 for the years ended December 31, 2007, 2006 and 2005, respectively. Included within the expense for the years ended December 31, 2007 and 2005 are purchased software impairment charges of $1,091 and $67, respectively, as a result of our net realizable value analysis associated with certain product lines. Included within the expense for the year ended December 31, 2005 is a complete impairment charge for patents of $133. Customer relationships, which is being recorded ratably over the life of the related intangible asset in depreciation, amortization and impairment included in operating costs and expenses, was $6,220, $2,287 and $1,411 for the years ended December 31, 2007, 2006 and 2005, respectively. Included within the customer intangible expense for the years ended December 31, 2007 and 2005 are impairment charges of $4,252 and $610, respectively.

Estimated aggregate amortization expense for purchased software and customer relationships for the remaining periods is as follows:

For the year ended December 31:	2008	$ 3,118
	2009	3,066
	2010	2,940
	2011	1,220
	2012	-

As of December 31, 2007, we had gross capitalized software development costs of $6,813 and accumulated amortization of $4,934. The weighted average remaining amortization period of capitalized software development costs was 2.3 years as of December 31, 2007. During the years ended December 31, 2007, 2006 and 2005, we capitalized software development costs of $817, $2,257 and $3,621, respectively. Amortization expense, including impairments, related to capitalized software development costs of $4,599, $2,520 and $5,633 was recorded to amortization and related impairment cost of sales during the years ended December 31, 2007, 2006 and 2005, respectively. Impairment of capitalized software development costs of $3,470, $982 and $3,547 was recorded during the years ended December 31, 2007, 2006 and 2005, respectively, as a result of our net realizable value analysis associated with certain projects (some of which were still in development at the time of impairment) or as we no longer anticipated future sales of certain products.

(In thousands, except for share and per share data)

(3) Earnings Per Share

Basic and diluted net loss per share is computed by dividing loss available to common shareholders by the weighted average number of shares of Common Stock outstanding. Diluted earnings per share excludes the potential dilution that could occur based on the exercise of stock options and restricted stock awards, including those with an exercise price of more than the average market price of our Common Stock, because such exercise would be anti–dilutive. The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2007, 2006, and 2005.

	Years Ended December 31,		
	2007	2006	2005
Numerator:			
Net loss	$ (171,568)	$ (258,923)	$ (3,260)
Denominator:			
Weighted average number of shares of Common Stock outstanding	33,913,379	33,701,735	24,696,762
Net loss per share - basic and diluted	$ (5.06)	$ (7.68)	$ (0.13)

The weighted average number of shares of Common Stock outstanding used to calculate basic and diluted net loss includes exchangeable share equivalent securities for the years ended December 31, 2007, 2006, and 2005, of 2,307,178, 4,749,969, and 6,653,815, respectively.

As a result of the losses during the twelve months ended December 31, 2007, 2006 and 2005, incremental shares from the assumed conversion of employee stock options totaling 43,996, 602,696, and 1,237,210, respectively, have been excluded from the calculation of diluted loss per share as their inclusion would have been anti–dilutive. As a result of the loss during the twelve months ended December 31, 2007, incremental shares from the assumed conversion of restricted stock awards totaling 172,323 have been excluded from the calculation of diluted loss per share as their inclusion would have been anti–dilutive.

For the years ended December 31, 2007, 2006, and 2005, options to purchase 3,850,352, 1,218,053, and 19,000 shares of our Common Stock, respectively, had exercise prices greater than the average market price of the shares of Common Stock, and, therefore, are not included in the above calculations of net income (loss) per share.

The following potentially dilutive Common Stock equivalent securities, including securities that may be considered in the calculation of diluted earnings per share, were outstanding at December 31, 2007, 2006 and 2005.

	2007	2006	2005
Stock options	4,081,060	3,571,799	2,979,139
Restricted stock awards.	1,699,995	-	-
Exchangeable shares	1,688,483	4,568,155	7,129,246
	7,469,538	8,139,954	10,108,385

(4) Share–Based Compensation

The following table summarizes share–based compensation expense related to share–based awards subject to SFAS No. 123(R) recognized during the years ended December 31, 2007 and 2006:

(In thousands, except for share and per share data)

	Years Ended December 31,	
	2007	2006
Share-based compensation expense included in the statement of operations:		
Services and maintenance (cost of sales)	$ 414	$ 542
Sales and marketing	1,188	1,047
Product research and development	1,071	1,186
General and administrative	2,336	3,136
Total	5,009	5,911
Tax benefit	-	1,368
Share-based compensation expense, net of tax	$ 5,009	$ 4,543
Increase in basic loss per share	$ 0.15	$ 0.13
Increase in diluted loss per share	$ 0.15	$ 0.13

The differences between the amounts recorded as share-based compensation expense in the statements of operations and the amounts of share-based compensation expense recorded in additional paid-in capital in the statement of shareholders' equity during the years ended December 31, 2007 and 2006 of $14 and $50, respectively, was attributed to share-based compensation incurred by product research and development personnel who worked on capitalizable software development projects during these periods.

The table below reflects net loss and net loss per share for the years ended December 31, 2007 and 2006, compared to pro forma net income per share for the year ended December 31, 2005, presented as if we had applied the fair value recognition provisions of SFAS No. 123 to share–based employee compensation during the year ended December 31, 2005:

(In thousands, except for share and per share data)

	Years Ended December 31,		
	2007	2006	2005
			(Pro Forma)
Net loss(1)	$ (171,568)	$ (258,923)	$ (3,260)
Share–based employee compensation expense included in reported net loss, net of tax effect(2)	N/A	N/A	587
Share–based employee compensation expense determined under fair value method for all awards, net of tax effect(2)	N/A	N/A	(4,101)
Net loss, including the effect of share–based employee compensation expense	$ (171,568)	$ (258,923)	$ (6,774)
Net loss per share—Basic:			
Net loss as reported(1)	$ (5.06)	$ (7.68)	$ (0.13)
Net loss, including the effect of share–based employee compensation expense	N/A	N/A	$ (0.27)
Net loss per share—Diluted:			
Net loss as reported(1)	$ (5.06)	$ (7.68)	$ (0.13)
Net loss, including the effect of share–based employee compensation expense	N/A	N/A	$ (0.27)

(1) Net loss and net loss per share prior to 2006 do not include share–based employee compensation expense under SFAS No. 123, as we had only adopted the disclosure provisions of SFAS No. 123.

(2) Share–based employee compensation expense prior to 2006 was calculated in accordance with SFAS No. 123.

Share-Based Compensation Plans

We maintain four share–based employee compensation plans, including our employee stock purchase plan ("ESPP"), and one director option plan under which we grant restricted stock awards and options to acquire shares of our Common Stock to certain employees, non–employees, non–employee directors and to existing stock option holders in connection with the consolidation of option plans following an acquisition.

On May 24, 2005, our shareholders approved our 2005 Equity Incentive Plan ("EIP"). The EIP provides for awards of Common Stock, non–statutory stock options, incentive stock options, stock unit and performance unit grants and stock appreciation rights to eligible participants to equate to a maximum of 7.5 million shares of our Common Stock, of which incentive stock option grants are limited to 5.0 million shares. Under the EIP, new stock option grants have an exercise price equal to the fair market value of our Common Stock at the date of grant with the exception of the options granted in 2005 to replace existing Cedara Software Corp. options ("Replacement Options"). The Replacement Options, which we granted pursuant to the merger agreement, had the same economic terms as the Cedara options that they replaced, as adjusted for the conversion ratio and currency. The majority of the options issued under the EIP vest over a three or four–year period. As of December 31, 2007, incentive stock options to purchase 373,500 shares of our Common Stock, non–statutory stock options to purchase 3,354,961 shares of our Common Stock and restricted stock awards of 1,699,995 were outstanding under this plan.

Our 1996 Employee Stock Option Plan provided for the grant of options to purchase a maximum of 3,265,826 shares of our Common Stock. Under this plan, options have an exercise price equal to the fair market value of our Common Stock at the date of grant. The majority of the options vest over a four–year period at 25% per year. The majority of the options granted under this plan expire six years from the date of grant. At December 31, 2007, there were 884,011 shares of our Common Stock available for option grants under this plan, however, we do not plan on issuing any more options under this plan. At December 31, 2007, options to purchase 197,438 shares of our Common Stock were outstanding under this plan.

(In thousands, except for share and per share data)

Our 1998 Director Stock Option Plan, for our non–employee directors, provided for the granting of options to purchase a maximum of 300,000 shares of our Common Stock. Under this plan, options have an exercise price equal to the fair market value of our Common Stock at the date of grant. The majority of options granted under this plan fully vested at the date of grant. Any expired or forfeited options granted under this plan are not eligible for re–issuance. The options granted under this plan expire ten years and one day from the date of grant. At December 31, 2007, there were 9,592 shares of Common Stock available for option grants; however, we do not plan on issuing any more options under this plan. At December 31, 2007, options to purchase 130,411 shares of our Common Stock were outstanding under this plan.

Our Board of Directors adopted an equity compensation plan in connection with our acquisition on July 17, 2003 of RIS Logic. At December 31, 2007, options to purchase 24,750 shares of our Common Stock were outstanding under this plan.

Stock Options

We use the Black–Scholes option pricing model to estimate the fair value of stock option awards on the date of grant utilizing the assumptions noted in the following table. Expected volatilities are based on the historical volatility of our stock and other factors. We use historical data to estimate option exercises and employee terminations within the valuation model. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk–free rate for periods during the contractual life of the option is based on the U.S. Treasury rates in effect at the grant date.

	Years Ended December 31,		
	2007	**2006**	**2005**
Dividend yield	0%	0%	0%
Expected volatility	55% - 65%	50% - 60%	30% - 50%
Risk–free interest rate	4.2% - 4.9%	4.3% - 4.8%	2.8% - 4.3%
Expected term (in years)	3.5 - 4.0	3.5 - 4.0	0.2 - 3.5
Weighted–average grant date fair value	$ 3.91	$ 3.98	$ 5.34

The assumptions above are based on multiple factors, including the historical exercise patterns of employees in relatively homogeneous groups with respect to exercise and post–vesting employment termination behaviors, expected future exercise patterns for these same homogeneous groups, and the volatility of our stock price. Prior to January 1, 2006, we used the actual forfeiture method allowed under SFAS No. 123, which assumed that all options would vest and pro forma expense was adjusted when options were forfeited prior to the vesting dates. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

At December 31, 2007, there was $7,673 of unrecognized compensation cost related to stock option share–based payments. We expect this compensation cost to be recognized over a weighted–average period of 1.8 years.

Stock option activity for the year ended December 31, 2007, was as follows:

	Number Of Options	Weighted Average Exercise Price	Weighted–Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Options outstanding, December 31, 2006	3,571,799	$ 10.48	5.0	$ 1,035
Options granted	1,471,483	$ 5.34		
Options exercised	(46,129)	$ 2.85		
Options forfeited and expired	(916,093)	$ 11.22		

(In thousands, except for share and per share data)

	Number Of Options	Weighted Average Exercise Price	Weighted–Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Options outstanding, December 31, 2007	4,081,060	$ 8.52	4.8	$ 1
Options exercisable, December 31, 2007	1,831,917	$ 10.08	4.6	$ 1
Options exercisable, December 31, 2006	1,382,857	$ 10.60	4.8	$ 697
Options exercisable, December 31, 2005	1,040,883	$ 11.84	4.6	$ 13,735

The weighted–average remaining contractual term and aggregate intrinsic value for options outstanding at December 31, 2005, was 4.7 years and $35,166, respectively.

Other information pertaining to option activity was as follows:

	Years Ended December 31,		
	2007	2006	2005
Total fair value of stock options vested	$ 3,155	$ 7,289	$ 5,894
Total intrinsic value of stock options exercised	$ 108	$ 1,446	$ 24,469

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of shares	Weighted–Average remaining Contractual life in years	Weighted–average exercise price	Number of shares	Weighted–Average exercise price
$1.00 – $4.54	230,708	2.3	$ 3.75	210,708	$ 3.73
$4.69 – $6.00	925,709	5.1	5.10	42,500	5.73
$6.01 – $7.87	1,263,661	5.9	6.30	496,584	6.34
$8.05 – $12.49	860,127	4.5	8.22	485,815	8.36
$12.96 – $24.88	800,855	3.7	17.66	596,310	17.15
	4,081,060	4.8	$ 8.52	1,831,917	$ 10.08

Restricted Stock Awards

In 2007, we also granted restricted stock awards to employees under the EIP. A restricted stock award is an award of shares of our Common Stock that is subject to time-based vesting during a specified period, which is generally three years. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the vesting of the awards. Participants have full voting and dividend rights with respect to shares of restricted stock.

We expense the cost of the restricted stock awards, which is determined to be the fair market value of the restricted stock awards at the date of grant, on a straight-line basis over the vesting period. For these purposes, the fair market value of the restricted stock award is determined based on the closing price of our Common Stock on the grant date.

(In thousands, except for share and per share data)

The following table presents a summary of the activity for our restricted stock awards:

	Number Of Shares	Weighted–Average Grant-date Fair Value	Weighted–Average Remaining Vesting Term (In Years)
Restricted stock outstanding, December 31, 2006	-	$ -	-
Restricted stock granted	1,699,995	1.50	2.9
Restricted stock forfeited	-	-	-
Restricted stock outstanding, December 31, 2007	1,699,995	$ 1.50	2.9

For the year ended December 31, 2007 the expense for restricted stock awards that is included in the consolidated statements of operation was $88. At December 31, 2007, there was $2,462 of unrecognized compensation cost related to restricted stock award share–based payments. We expect this compensation cost to be recognized over a weighted–average period of 2.9 years.

Employee Stock Purchase Plan

We maintain an ESPP that allows eligible employees to purchase shares of our Common Stock through payroll deductions of up to 10% of eligible compensation on an after–tax basis. The price eligible employees pay per share is at a 5% discount from the market price at the end of each calendar quarter. During the first quarter of 2005, employees purchased stock at the lesser of the stock price at the start of each calendar quarter or the end of each calendar quarter. There is no stock-based compensation expense associated with our ESPP.

Employees contributed $88, $33, and $65 during 2007, 2006, and 2005, respectively, to purchase shares of our Common Stock under the employee stock purchase plan.

As of March 17, 2006, use of our registration statement on Form S–8 relating to the issuance of Common Stock was suspended. Consequently, all 2006 contributions under this plan were returned and the plan was suspended. Contributions were resumed during the fourth quarter of 2006. As of August 10, 2007, use of our registration statement on Form S-8 was again suspended. Consequently. all remaining 2007 and first quarter 2008 contributions under this plan were returned and the plan was suspended.

(5) Shareholders' Equity

Common Stock Repurchase Plan

On September 6, 2006, we announced a stock repurchase plan providing for the purchase of up to $20,000 of our Common Stock over a two–year period. As of December 31, 2007, we have not made any repurchases under this plan.

Special Voting Preferred Stock

During 2004, the one share issued to our former transfer agent, which served as a trustee in voting matters on behalf of the Interpra Medical Network Systems Ltd. exchangeable shareholders, was retired.

Series 2 Special Voting Preferred Stock

During 2004, the one share issued to our former transfer agent, which served as a trustee in voting matters on behalf of the eFilm exchangeable shareholders, was retired.

(In thousands, except for share and per share data)

Series 3 Special Voting Preferred Stock

In June 2005, we issued one share of Series 3 Special Voting Preferred Stock to Computershare Trust Company of Canada, which serves as a trustee in voting matters on behalf of the holders of Merge Cedara ExchangeCo exchangeable shares. As of December 31, 2007, this share was issued and outstanding.

Series B Junior Participating Preferred Stock

On September 6, 2006, we announced the implementation of a Shareholder Rights Plan. The Shareholder Rights Plan includes the declaration of a dividend of one preferred share purchase right on each outstanding share of our Common Stock and the distribution of one such right with respect to each outstanding exchangeable share of our subsidiary, Merge Cedara ExchangeCo Limited. The issuance of the rights under the plan was made on October 2, 2006, to shareholders of record at the close of business on September 25, 2006. The adoption of the plan was intended to discourage discriminatory, coercive or unfair take–over bids and to provide the Board of Directors time to pursue alternatives to maximize shareholder value in the event of an unsolicited take–over bid. The rights will become exercisable if a third party, person or group (subject to certain exceptions) acquires 15% or more of our Common Stock outstanding or announces a tender offer, consummation of which would result in ownership by a person or group of 15% or more of our Common Stock. Upon such a triggering event, each right will initially entitle the holder to purchase one one–hundredth of one share of our Series B Preferred Stock. If any person becomes a 15% or more holder of our Common Stock, each right will entitle the other holders to purchase our Common Stock, or the stock of the acquirer, at half of their respective then–applicable market price. We may also redeem the rights for $0.001 per right.

The rights were not issued in response to any specific threat, and our Board is not aware of any such threat. The rights will expire on October 2, 2016, subject to extension. The Shareholder Rights Plan contains a so–called TIDE provision which requires independent directors to review the plan every three years to determine whether it continues to be in shareholders' best interest.

Exchangeable Shares

As part of our business combination with Cedara Software, we issued 5,581,517 shares of our Common Stock to the shareholders of Cedara Software and granted rights for the issuance of 13,210,168 shares of Common Stock to holders of Cedara Software exchangeable shares on a one–for–one basis. As of December 31, 2007, there were 1,688,483 Cedara Software exchangeable shares outstanding. We have the right to redeem all of the exchangeable shares at anytime after April 29, 2010 or if less than 10% of the number of exchangeable shares issued on the effective date of the business combination remain outstanding, provided that we give sixty days advance written notice.

As of March 17, 2006, our registration statement on Form S–3 relating to issuance of our Common Stock upon exchange of exchangeable shares was suspended. On February 13, 2007, we filed the Final Prospectus related to this registration of our Common Stock, following the SEC's Notice of Effectiveness on February 9, 2007. As a result, the exchangeable shares of Merge Cedara ExchageCo Limited were again allowed to be converted into the Common Stock of Merge on a one–to–one basis. As of August 10, 2007, our registration statement on Form S-3 relating to the issuance of our Common Stock upon exchange of exchangeable shares was once again suspended.

(6) Income Taxes

Components of income (loss) before income taxes for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
United States	$ (135,575)	$ (218,274)	$ (4,037)
Foreign	(36,233)	(31,199)	9,150
	$ (171,808)	$ (249,473)	$ 5,113

(In thousands, except for share and per share data)

The provision for income taxes consists of the following for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
Current:			
Federal	$ 88	$ 313	$ 2,816
State	14	(60)	963
Foreign	-	28	669
Total current	102	281	4,448
Deferred:			
Federal	(97)	8,332	1,588
State	(35)	1,619	(299)
Foreign	(210)	(782)	2,636
Total deferred	(342)	9,169	3,925
Total provision	$ (240)	$ 9,450	$ 8,373

Actual income taxes varied from the expected income taxes (computed by applying the statutory income tax rate of 34% for 2007 and 2006 and 35% for 2005 to income before income taxes) as a result of the following:

	Years Ended December 31,		
	2007	2006	2005
Expected tax expense (benefit)	$ (58,415)	$ (84,820)	$ 1,789
Total increase in income taxes resulting from:			
Nondeductible amortization and acquired in–process technology	-	-	4,566
Nondeductible impairment of goodwill	41,606	72,793	-
Change in valuation allowance allocated to income tax expense	16,120	21,339	-
Extraterritorial income tax benefit	-	(219)	(323)
Research and experimentation credit	-	(209)	-
Employee stock options	829	896	-
Nondeductible expenses	120	175	484
Foreign income taxes, net of federal income tax benefit	-	7	(407)
State and local income taxes, net of federal income tax benefit	(498)	(229)	441
Foreign income tax rate differential	560	(753)	149
Business combination tax restructuring	-	-	1,308
Other	(562)	470	366
Actual income tax expense (benefit)	$ (240)	$ 9,450	$ 8,373

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented as follows:

(In thousands, except for share and per share data)

	December 31, 2007	December 31, 2006
Deferred tax assets:		
Accrued wages	$ 668	$ 1,175
Deferred revenue	767	437
Depreciation	3,191	1,086
Research and experimentation credit carry forwards	4,173	4,140
Other credit carry forwards	1,853	1,515
Net operating loss carry forwards	17,056	11,872
Foreign net operating loss carry forwards	17,007	19,168
Nonqualified stock options	2,388	1,381
Other	2,496	2,876
Total gross deferred tax assets	49,599	43,650
Less: asset valuation allowance	(40,925)	(30,018)
Net deferred tax asset	8,674	13,632
Deferred tax liabilities:		
Software development costs and intangible assets	(1,615)	(5,198)
Intangibles—customer contracts & tradenames	(1,126)	(3,554)
Other	(1,345)	(860)
Total gross deferred liabilities	(4,086)	(9,612)
Net deferred tax asset	$ 4,588	$ 4,020
Included on balance sheet:		
Current assets: Deferred income taxes	$ 260	$ 196
Non–current asset: Deferred income taxes	4,585	4,326
Non–current liabilities: Deferred income taxes	(257)	(502)
Net deferred income taxes	$ 4,588	$ 4,020

The increase in the valuation allowance for the years ending December 31, 2007, 2006, and 2005 were, $10,907 $21,365, and $8,653, respectively. Management has an obligation under SFAS 109 to review, at least annually, the components of our deferred tax assets. This review is to ascertain that, based upon the information available at the time of the preparation of financial statements, it is more likely than not, that we expect to utilize these future deductions and credits. In the event that management determines that it is more likely than not these future deductions, or credits, will not be utilized, a valuation allowance is recorded, reducing the deferred tax asset to the amount expected to be realized.

Management's analysis for 2007 determined that a valuation allowance of $40,925 is necessary at December 31, 2007 for a majority of our Canadian and U.S. deferred tax assets. This decision is based upon many factors, both quantitative and qualitative, such as (1) substantial current year losses, (2) significant unutilized operating loss and credit carryforwards, (3) lack of any cash refund carryback opportunities, (4) uncertain future operating profitability, (5) substantial organization and operating restructuring, and (6) unsettled resolution of ongoing regulatory inquiries and litigation which may adversely affect operations in future years.

The income tax benefit of excess tax benefits related to nonqualified stock option exercises and disqualifying dispositions of employee incentive stock options during 2007, 2006, and 2005 were $0, $988, and $1,811, respectively. Under SFAS No. 123(R) the income tax benefit related to excess tax benefits occurring in 2007 will be credited to paid–in–capital when recognized by reducing taxes payable.

At December 31, 2007, we had federal net operating loss carryforwards and research credit carryforwards of $45,014 and $2,174, respectively, state net operating loss carryforwards and research credit carryforwards of $19,249 and $254, respectively, foreign federal and provincial net operating loss carryforwards of $45,543 and

(In thousands, except for share and per share data)

$49,983, respectively, and foreign federal and provincial research credits carryforwards of $1,728 and $272, respectively.

These losses and credits are available to offset taxable income and tax in the future. The federal net operating loss and research credit carryforwards expire at varying amounts beginning in 2008 and continuing through 2027 and 2026, respectively. The state net operating loss carryforwards expire in varying amounts beginning in 2008, and continuing through 2027. The foreign tax credits expire in varying amounts beginning in 2011, and continuing through 2015. The foreign federal and provincial net operating loss carryforwards expire in varying amounts beginning in 2008, and continuing through 2027.

Under the Tax Reform Act of 1986 ("Code"), the amounts of, and the benefits from, net operating loss carryforwards may be limited or impaired in certain circumstances, *i.e.*, Code section 382, tax benefit limitations after change in ownership. The timing and manner in which we will be able to utilize the acquired entities net operating loss and research and development credit carryforwards will be subject to these rules. In addition, we experienced an ownership change, as defined under Treasury regulations, on June 1, 2005. If certain additional changes in our ownership should occur, net operating loss and credit carryforwards may be further limited.

We adopted the provisions of FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 did not result in an adjustment to retained earnings due to the full valuation allowance maintained on our deferred tax assets. The total amount of unrecognized tax benefits as of the date of adoption and as of December 31, 2007 was $5,747 and $6,070, respectively. We recognize interest and penalties in the provision for income taxes. Total accrued interest and penalties as of December 31, 2007 was $150 and $45 respectively. Total interest included in tax expense for 2007 is $13.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year ended December 31, 2007:

Balance at January 1, 2007	$	5,747
Gross increases - tax positions in current year		323
Balance at December 31, 2007	$	6,070

The total amount of unrecognized tax benefits at January 1, 2007 and December 31, 2007, that, if recognized, would affect the effective tax rate from continuing operations is $2,647 and $2,970 respectively. The remainder of unrecognized tax benefits, if recognized, would result in a decrease to other non-current intangible assets. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

We file income tax returns in the U.S., various states and foreign jurisdictions. We are not currently under examination in the U.S. and Canada federal taxing jurisdictions for which years ending after 2003 remain subject to examination. Years prior to 2003 remain subject to examination to the extent net operating loss and tax credit carryforwards have been utilized after 2003 or remain subject to carryforward.

We have recorded income tax expense on all profits, except for undistributed profits of non–U.S. subsidiaries, which are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.

(7) Accounts Receivable

Substantially all receivables are derived from sales and related support and maintenance of our products to healthcare providers located throughout the U.S. and in certain foreign countries as indicated in Note 12.

Our accounts receivable balance is reported net of an allowance for doubtful accounts and an allowance for sales returns. We provide for an allowance for estimated uncollectible accounts and sales returns based upon historical experience and management's judgment. At the end of 2007 and 2006, the allowance for estimated uncollectible accounts and sales returns was $2,209 and $2,553, respectively.

(In thousands, except for share and per share data)

The following table shows the changes in our allowance for doubtful accounts and sales returns.

Description	Balance at beginning of period	Additions due to acquisitions	Additions charged to revenue and expenses	Deductions	Balance at end of period
For year ended December 31, 2007:					
Allowance for doubtful accounts and sales returns	$ 2,553	$ -	$ 1,100	$ (1,444)	$ 2,209
For year ended December 31, 2006:					
Allowance for doubtful accounts and sales returns	$ 2,222	$ -	$ 829	$ (498)	$ 2,553
For year ended December 31, 2005:					
Allowance for doubtful accounts and sales returns	$ 525	$ 719	$ 1,267	$ (289)	$ 2,222

(8) Commitments and Contingencies

Between March 22, 2006 and April 26, 2006, seven putative securities class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin, on behalf of a class of persons who acquired shares of our Common Stock between August 2, 2005 and March 16, 2006. On November 22, 2006, the Court consolidated the seven cases, appointed the Southwest Carpenters Pension Trust to be the lead plaintiff and approved the Trust's choice of its lead counsel. The lead plaintiff filed the consolidated amended complaint on March 21, 2007. Defendants in the suit currently include us, Richard A. Linden, our former President and Chief Executive Officer, Scott T. Veech, our former Chief Financial Officer, David M. Noshay, our former Senior Vice President of Strategic Business Development, and KPMG LLP, our independent public accountants. The consolidated amended complaint arises out of our restatement of our financial statements, as well as our investigation of allegations made in anonymous letters received by us. The lawsuits allege that we and the other defendants violated Section 10 (b) and that the individuals violated Section 20(a) of the Securities Exchange Act of 1934, as amended. The consolidated amended complaint seeks damages in unspecified amounts. The defendants filed motions to dismiss on July 16, 2007 and such motions have been fully briefed by both parties. We intend to continue vigorously defending the lawsuit.

On August 28, 2006, a derivative action was filed in the Circuit Court of Milwaukee County, Civil Division, against Messrs. Linden and Veech, William C. Mortimore (our founder, former Chairman and Chief Strategist, who served as our interim Chief Executive Officer from May 15, 2006 to July 2, 2006) and all of the then-current members of our Board of Directors. The plaintiff filed an amended complaint on June 26, 2007, among other things, adding Mr. Noshay as a defendant. The plaintiff alleges that (a) each of the individual defendants breached fiduciary duties owed to us by violating generally accepted accounting principles, willfully ignoring problems with accounting and internal control practices and procedures and participating in the dissemination of false financial statements; (b) we and the director defendants failed to hold an annual meeting of shareholders for 2006 in violation of Wisconsin law; (c) Directors Barish, Geras and Hajek violated insider trading prohibitions and that they misappropriated material non-public information; (d) a claim of corporate waste and gift against Directors Hajek, Barish, Reck, Dunham and Lennox who were members of the Compensation Committee at the time of the restatement; and (e) claims of unjust enrichment and insider selling against Messrs. Linden, Veech, Noshay and Mortimore. The plaintiffs ask for unspecified amounts in damages and costs, disgorgement of certain compensation and profits against certain defendants as well as equitable relief. In response to the filing of this action, our Board of Directors formed a Special Litigation Committee, which Committee was granted full authority to investigate the allegations of the derivative complaint and determine whether pursuit of the claims against any or all of the individual defendants would be in our best interest. The Special Litigation Committee's investigation is substantially complete. On March 3, 2008, the parties to this derivative action entered into a Memorandum of Understanding providing for the settlement of all claims asserted in the case. Under the terms of the settlement, the Board of Directors has agreed to pay fees and expenses of plaintiff's counsel of $250. These costs were accrued for as of December 31, 2007. The proposed settlement is subject to preliminary and final approval from the Circuit Court of Milwaukee County, Wisconsin. A preliminary approval hearing has been set for April 9, 2008. The defendants have steadfastly maintained that the claims raised in the litigation are without merit. As part of the settlement, there is no admission of wrongdoing or liability by the defendants.

(In thousands, except for share and per share data)

On April 27, 2006, we received an informal, nonpublic inquiry from the SEC requesting voluntary production of documents and other information. The inquiry principally relates to our announcement on March 17, 2006 that we would revise our results of operations for the fiscal quarters ended June 30, 2005 and September 30, 2005, as well as our investigation of allegations made in anonymous letters received by us. The SEC advised us that the inquiry should not be interpreted as an adverse reflection on any entity or individual involved, nor should it be interpreted as an indication by the SEC that any violation of the federal securities laws has occurred. On July 10, 2007, we were advised by SEC Staff that the SEC has issued a formal order of investigation in this matter. We have been cooperating and continue to cooperate fully with the SEC. At this time, however, it is not possible to predict the outcome of the investigation nor is it possible to assess its impact on our financial condition or results of operations.

In addition to the matters discussed above, we are from time to time parties to legal proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this report.

(9) Leases

We have non–cancelable operating leases at various locations. Our headquarters in Milwaukee, Wisconsin, has approximately 36,000 square feet and is leased through April 2011. We also have significant facilities in Mississauga, Ontario, Canada, which has approximately 75,000 square feet (of which approximately 15,000 is sub–leased) and is leased through December 2009, and in Burlington, Massachusetts, which has approximately 24,000 square feet and is leased through October 2008.

Total rent expense for the years ended December 31, 2007, 2006 and 2005 were $2,052, $1,389, and $1,473, respectively, net of sub–lease income of $168 and $180 in 2007 and 2006, respectively. Future minimum lease payments under all non–cancelable operating leases (with initial or remaining lease terms in excess of one year), net of sub–lease income that is contractually owed to us of $180 in each of 2008 and 2009, as of December 31, 2007, are:

2008	2,497
2009	1,991
2010	911
2011	636
2012	342
Thereafter	860
Total minimum lease payments	$ 7,237

(10) Restructuring

We incurred $960, $2,725, and $530 of restructuring charges in the twelve months ended December 31, 2007, 2006, and 2005, respectively in goodwill and trade name impairment, restructuring charges and other expenses in our statements of operations. In the fourth quarter of 2006, we reorganized our operations. As a result, approximately 150 individuals (including temporary persons and consultants) were terminated and we ceased use of our San Francisco and Tokyo facilities. The charges recorded in 2006 include contract termination costs of $59. The charges recorded in 2007 are also associated with the 2006 initiative.

Restructuring charges in 2005 are comprised of lease exit costs of approximately $175 (as we ceased use of a facility by combining two of our offices located in the same geographic region), severance to involuntarily terminated employees of $263 and a charge of $92 associated with option acceleration related to certain employees (based on the intrinsic value of options at the time of termination).

(In thousands, except for share and per share data)

The following table shows the restructuring activity during the years ended December 31 2007, 2006 and 2005:

	Accrued Restructuring
Balance at December 31, 2004	$ -
Charges to expense	530
Payments	(338)
Balance at December 31, 2005	$ 192
Charges to expense	2,725
Payments	(920)
Balance at December 31, 2006	$ 1,997
Charges to expense	960
Payments	(2,826)
Balance at December 31, 2007	$ 131

At December 31, 2007 and 2006, the remaining costs primarily consist of severance and as such are classified within accrued wages.

(11) Employee Benefit Plan

We maintain defined contribution retirement plans (a 401(k) profit sharing plan for the U.S. employees and RRSP for the Canadian employees), covering employees who meet the minimum service requirements and have elected to participate. We made matching contributions (under the 401(k) profit sharing plan for the U.S. employees and DPSP for the Canadian employees) equal to a maximum of 3.0% in 2007, 2006 and 2005. Our matching contributions totaled $730, $806, and $415 for the years ended December 31, 2007, 2006, and 2005, respectively.

(12) Segment Information

We operate under three distinct business units: Merge Healthcare North America, which primarily sells directly to the end-user healthcare market comprised of hospitals, imaging centers and specialty clinics located in the U.S. and Canada and also distributes certain products through the Internet via our website; Cedara Software, which primarily sells to OEMs and VARs that develop, manufacture or resell medical imaging software or devices; and Merge Healthcare EMEA, which sells to the end-user healthcare market in Europe, the Middle East and Africa.

The following tables provide revenue from our business units for the years ended December 31, 2007 and 2006, respectively (comparable information does not exist for the year ended December 31, 2005):

	Year Ended December 30, 2007			
	Merge Healthcare North America	Cedara Software	Merge Healthcare EMEA	Total
Net sales:				
Software and other	$ 14,473	$ 12,919	$ 2,198	$ 29,590
Service and maintenance	19,575	8,797	1,610	29,982
Total net sales	$ 34,048	$ 21,716	$ 3,808	$ 59,572

(In thousands, except for share and per share data)

	Year Ended December 30, 2006			
	Merge Healthcare North America	Cedara Software	Merge Healthcare EMEA	Total
Net sales:				
Software and other	$ 26,816	$ 11,922	$ 1,537	$ 40,275
Service and maintenance	25,142	8,154	751	34,047
Total net sales	$ 51,958	$ 20,076	$ 2,288	$ 74,322

Cash in Excess of Federally Insured Amount

Substantially all of our cash and cash equivalents are held at a few financial institutions located in the U.S., Canada and the Netherlands. Deposits held with these banks exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Net Sales and Accounts Receivable

The majority of our clients are OEM's, imaging centers, hospitals and integrated delivery networks. If significant adverse macro—economic factors were to impact these organizations, it could materially adversely affect us. Our access to certain software and hardware components is dependent upon single and sole source suppliers. The inability of any supplier to fulfill our supply requirements could affect future results.

Foreign sales, denominated in U.S. Dollars, accounted for approximately 22%, 18%, and 40% of our net sales for the years ended December 31, 2007, 2006, and 2005, respectively. For the years ended December 31, 2007, 2006, and 2005, sales in foreign currency represented 6%, 4%, and 4%, respectively, of our net sales.

For the years ended December 31, 2007, 2006 and 2005, we had zero, zero, and two individual customers that represented more than 10% of net sales. For the year ended December 31, 2005, Toshiba Medical Systems Corporation and Hitachi Medical Corporation accounted for 16% and 10%, respectively, of net sales. No individual customer accounted for more than 10% of our total accounts receivable as of December 31, 2007 and 2006.

The following tables present certain geographic information, based on location of customer:

	Net Sales		
	2007	2006	2005
United States of America	$ 46,330	$ 60,660	$ 49,181
Japan	3,232	3,394	24,377
Europe	7,244	7,024	6,626
Canada	1,236	2,139	1,877
Other	1,530	1,105	477
Total net sales	$ 59,572	$ 74,322	$ 82,538

	Long-Lived Assets	
	2007	2006
United States of America	$ 3,044	$ 2,576
Canada	816	1,096
Europe	221	231
India	510	-
Other	40	37

(In thousands, except for share and per share data)

Long–lived assets represent property, plant and equipment, net of related depreciation. Long–lived assets in service at the China office were not material as of December 31, 2007 and 2006.

(13) Quarterly Results (unaudited)

	2007 Quarterly Results			
	March 31	June 30	September 30	December 31
Net sales	$ 15,874	$ 14,036	$ 14,054	$ 15,608
Loss before income taxes	(9,707)	(10,729)	(141,840)	(9,532)
Net loss	(9,721)	(10,740)	(141,554)	(9,553)
Basic loss per share	$ (0.29)	$ (0.32)	$ (4.17)	$ (0.28)
Diluted loss per share	(0.29)	(0.32)	(4.17)	(0.28)

	2006 Quarterly Results			
	March 31	June 30	September 30	December 31
Net sales	$ 16,140	$ 31,437	$ 13,889	$ 12,856
Loss before income taxes	(6,820)	(209,404)	(10,080)	(23,169)
Net loss	(5,320)	(211,019)	(11,205)	(31,379)
Basic loss per share	$ (0.16)	$ (6.27)	$ (0.33)	$ (0.93)
Diluted loss per share	(0.16)	(6.27)	(0.33)	(0.93)

(14) Subsequent Events

On February 14, 2008, we announced the reduction in our worldwide headcount from approximately 600 individuals at September 30, 2007, including contracted personnel in Pune, India, to approximately 440 persons by March 31, 2008, approximately 28% of our current worldwide workforce, with the vast majority of those reductions having been completed concurrent with or before the announcement. We anticipate that we will recognize a charge in our financial statements for the first quarter ending March 31, 2008 of approximately $2,000, consisting of approximately $1,300 in severance costs and approximately $700 in other costs including primarily legal fees and future lease payments on the Burlington, Massachusetts office, which we have completely vacated.

On March 6, 2008, we received $1,050 from our primary directors and officers' liability insurance carrier for reimbursement of legal expenses in connection with the class action and derivative action against Merge Healthcare and some of its current and former directors and officers. The collection of cash will be recorded as a credit to general and administrative expense in our first quarter of 2008. Although the amount reimbursed is only a portion of the actual insurance coverage maintained by us, it is not possible at this time to estimate how much, if any, additional funds will be collected from the insurance carriers related to these defense costs or the magnitude of the additional costs to be incurred by us in connection with the outstanding litigation and SEC investigation

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures of a registrant designed to ensure that information required to be disclosed by the registrant in the reports that it files or submits under the Exchange Act is properly recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include processes to accumulate and evaluate relevant information and communicate such information to a registrant's management, including its principal executive and financial officers, as appropriate, to allow for timely decisions regarding required disclosures.

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007, as required by Rule 13a–15 of the Exchange Act. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. As described below, under "Management's Report on Internal Control Over Financial Reporting", a material weakness was identified in our internal control over financial reporting as of December 31, 2007 relating to our accounting for income taxes. Based on the evaluation described above, our principal executive officer and principal financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective to ensure (1) that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (2) information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP.

A material weakness in internal control over financial reporting is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.* In assessing the effectiveness of our internal control over financial reporting, management identified the following material weakness in internal control over financial reporting as of December 31, 2007:

> We did not have adequate internal review procedures or personnel with appropriate technical income tax expertise and institutional knowledge to review income tax accounting matters addressed by the external professional accounting resources contracted by us. These deficiencies resulted in material errors in our 2006 financial statements, which were restated in an Annual Report on Form 10-K/A that was filed in December 2007. These deficiencies also resulted in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of the material weakness described above, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria established by COSO.

KPMG LLP, our independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an audit report on our internal control over financial reporting. This report can be found below.

(c) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Merge Healthcare Incorporated:

We have audited Merge Healthcare Incorporated and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 9A(b)). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the Company's accounting for income taxes has been identified and included in management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2007. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 31, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Chicago, Illinois
March 31, 2008

(d) Changes in Internal Control Over Financial Reporting

There were no changes with respect to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the quarter ended December 31, 2007.

(e) Remediation Efforts to Address Material Weakness in Internal Control Over Financial Reporting

Based on our assessment of our internal control over financial reporting as of December 31, 2007, management is considering re-allocating certain responsibilities within the current financial accounting team so that appropriate time can be spent by individuals with the appropriate technical accounting expertise reviewing the income tax work of the external professional accounting firm and addressing the more technically complex accounting matters. In addition, we will ensure that such personnel are properly educated in the accounting for income taxes and other technical matters.

Item 9B. OTHER INFORMATION

None.

PART III

As permitted by SEC rules, we have omitted certain information required by Part III from this Report on Form 10-K, because we will file (pursuant to Section 240.14a–101) our definitive proxy statement for our 2008 annual shareholder meeting (the ''Proxy Statement'') not later than April 30, 2008, and are therefore incorporating by reference in this Annual Report on Form 10-K such information from the Proxy Statement.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

The following table sets forth the names of our Executive Officers, and their respective ages and positions with us, followed by a brief biography of each individual, including his business experience during the past five years.

Name	Age	Position
Kenneth D. Rardin	57	President and Chief Executive Officer, Director
Gary D. Bowers	55	President, Merge Healthcare North America
Jacques F. Cornet	52	President, Merge Healthcare EMEA
Steven R. Norton	46	Executive Vice President and Chief Financial Officer
Loris Sartor	50	President, Cedara Software

Kenneth D. Rardin, was appointed as a Director and our President and Chief Executive Officer on September 6, 2006. Mr. Rardin has over 25 years of senior executive management experience in the healthcare information technology, computer software and computer services industries. From October 2004 to January 2006, Mr. Rardin served as Chairman and Chief Executive Officer of Park City Solutions, a leading eHealth company that specialized in electronic health records, systems integration and consulting. Prior to joining Park City Solutions, Mr. Rardin was the Managing Partner of Rardin Capital Management, a technology and financial consulting company. From October 1992 to October 1998, Mr. Rardin served as Chairman and

Chief Executive Officer of IMNET Systems, Inc., an electronic healthcare information management system company.

Gary D. Bowers was appointed President, Merge Healthcare North America on February 12, 2007. He had earlier served as our Senior Vice President for Strategic Business Initiatives from November 2006, from which position he led the Company's onshore–offshore development, service and support initiative in Pune, India. He joined the Company as Vice President in September 2006. Previously, Mr. Bowers was Senior Vice President, Product Technology, for Park City Solutions from October 2004 to November 2005, and was a General Partner of Rardin Capital Management from December 1999 to September 2004. From October 1992 to April 1999, Mr. Bowers held various senior executive positions at IMNET Systems, Inc., including Executive Vice President of Product Technology and Chief Operating Officer. Mr. Bowers holds a B.A. in Statistics (magna cum laude) from the University of Rochester.

Jacques F. Cornet was appointed President, Merge Healthcare EMEA (Europe, Middle East, Africa) in November 2006. He was formerly Vice President Business Development and Strategic Marketing of Cedara. Before joining Cedara in mid–2000, Mr. Cornet held several strategic business management positions at ADAC Laboratories (now part of Philips Medical Systems) in the U.S., GE HealthCare in Europe and the U.S. and GE Calma in Europe. Mr. Cornet holds a M. Sc. Degree in ElectroMechanical and Computer Sciences and Executive Marketing from HEC France.

Steven R. Norton joined the Company as Executive Vice President and Chief Financial Officer effective January 8, 2007. Mr. Norton manages all financial areas of the Company, as well as legal, information technology, and investor relations. Previously, Mr. Norton was Senior Vice President and Chief Financial Officer at Manhattan Associates, a publicly traded supplier of supply chain management software and systems, from January 2005 to March 2006. From November 1999 to January 2005, he was an Executive Vice President and Chief Financial Officer for Concurrent Computer Corporation. Additionally, Mr. Norton has held senior management positions at LHS Group, Ernst & Young, and KPMG. Mr. Norton earned his Bachelor of Arts degree from Michigan State University in 1983.

Loris Sartor was appointed President, Cedara Software in November 2006. He formerly held various positions with Cedara, including Director of the Platforms Products Division, Product Vice President, Divisional Vice President of Engineering and Customer Solutions, and most recently Vice President of Sales. Prior to joining Cedara in December 1993, Mr. Sartor held several technical and management positions in the Sietec Open Systems Division at Siemens Electric Ltd., as well as various other technical positions within the software industry. Mr. Sartor holds a Bachelor of Applied Science and Engineering Degree (Computer Science Option) and an M.B.A. from the University of Toronto.

The remaining information required by this item is incorporated herein by reference to the information set forth under the caption "Directors and Executive Officers" in our Proxy Statement.

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the information set forth under the caption "Compensation of Executive Officers and Directors" in our Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the information set forth under the caption "Security Ownership and Certain Beneficial Owners and Management" in our Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the information set forth under the caption "Related Party Transactions" in our Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the information set forth under the caption ''Accounting Fees and Services'' in our Proxy Statement.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a) The following documents are filed as part of this annual report:

Financial Statements filed as part of this report pursuant to Part II, Item 8 of this Annual Report on Form 10-K:

- Consolidated Balance Sheets at December 31, 2007 and December 31, 2006;
- Consolidated Statements of Operations for each of the three years ended December 31, 2007, December 31, 2006 and December 31, 2005;
- Consolidated Statements of Shareholders' Equity for each of the three years ended December 31, 2007, December 31, 2006 and December 31, 2005;
- Consolidated Statements of Cash Flows for each of the three years ended December 31, 2007, December 31, 2006 and December 31, 2005;
- Consolidated Statements of Comprehensive Income (Loss) for each of the three years ended December 31, 2007, December 31, 2006 and December 31, 2005; and
- Notes to Consolidated Financial Statements.

(b) See Exhibit Index that follows.

Exhibit Index

3.1	Articles of Incorporation of Registrant(A), Articles of Amendment as filed on December 28, 1998 (B) Articles of Amendment as filed on September 2, 1999(C), Articles of Amendment as filed on February 23, 2001(C), Articles of Amendment as filed on August 9, 2002(D), Articles of Amendment as filed on May 27, 2005(E), Articles of Amendment as filed on September 6, 2006(F), and Articles of Amendment filed on February 21, 2008 (G)
3.2	Amended and Restated Bylaws of Registrant(F)
4.1	Rights Agreement, dated as of September 6, 2006, between the Registrant and American Stock Transfer & Trust Co.(F)
10.1	Employment Agreement entered into as of March 1, 2004, between Registrant and Richard A. Linden(D)*
10.2	Employment Agreement entered into as of March 1, 2004, between Registrant and William C. Mortimore(D)*
10.3	Employment Agreement entered into as of March 1, 2004, between Registrant and Scott T. Veech(D)*
10.4	Letter Agreement dated May 12, 2006, between Registrant and Scott T. Veech(H)*
10.5	Employment Agreement entered into as of April 1, 2006, between Registrant and David M. Noshay(I)*
10.6	Key Officer Agreement entered into as of October 12, 2005, by and between Registrant and Steven M. Oreskovich(J)*
10.7	Letter Agreement dated July 2, 2006 by and between Registrant and Steven M. Oreskovich(K)*
10.8	1996 Stock Option Plan for Employees of Registrant dated May 13, 1996(D), as amended and restated in its entirety as of September 1, 2003(L)*
10.9	Employment Agreement entered into as of September 6, 2006, between the Registrant and Kenneth D. Rardin (F), as amended December 27, 2007 (M)*
10.10	Employment Agreement entered into as of January 8, 2007 between the Registrant and Steven R. Norton(N)*
10.11	Employment Agreement entered into as of February 5, 2007 between the Registrant and Gary Bowers(O)*

10.12 1998 Stock Option Plan For Directors(P)*
10.13 2003 Stock Option Plan of Registrant dated June 24, 2003, and effective July 17, 2003(L)*
10.14 2005 Equity Incentive Plan adopted March 4, 2005, and effective May 24, 2005(Q)*
10.15 Form of Non–Qualified Stock Option Agreement under Registrant's 2005 Equity Incentive Plan(J)*
10.16 Form of Employee Incentive Stock Option Agreement under Registrant's 2005 Equity Incentive Plan(J)*
10.17 Form of Director Non–Qualified Stock Option Agreement under Registrant's 2005 Equity Incentive Plan(J)*
14.1 Code of Ethics(D)
14.2 Whistleblower Policy(D)
21 Subsidiaries of Registrant
23.1 Consent of Independent Registered Public Accounting Firm
31.1 Certification of Chief Executive Officer (principal executive officer) Pursuant to Rule 13a–14(a) under the Securities Exchange Act of 1934
31.2 Certification of Chief Financial Officer (principal accounting officer) Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32 Certification of Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal accounting officer) Pursuant to Section 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002
99 Amended and Restated Audit Committee Charter(M)

(A) Incorporated by reference from Registration Statement on Form SB–2 (No. 333–39111), effective January 29, 1998.

(B) Incorporated by reference from Quarterly Report on Form 10–QSB for the three months ended March 31, 1999.

(C) Incorporated by reference from Annual Report on Form 10–KSB for the year ended December 31, 2000.

(D) Incorporated by reference from Annual Report on Form 10–K for the year ended December 31, 2003.

(E) Incorporated by reference from Current Report on Form 8–K dated June 7, 2005.

(F) Incorporated by reference from Current Report on Form 8–K dated September 6, 2006.

(G) Incorporated by reference from Quarterly Report on Form 10–Q for the three months ended September 30, 2007.

(H) Incorporated by reference from Current Report on Form 8–K dated May 12, 2006.

(I) Incorporated by reference from Current Report on Form 8–K dated April 1, 2006.

(J) Incorporated by reference from Annual Report on Form 10–K for the year ended December 31, 2005.

(K) Incorporated by reference from Current Report on Form 8–K dated June 29, 2006.

(L) Incorporated by reference from Quarterly Report on Form 10–Q for the three months ended September 30, 2003.

(M) Incorporated by reference from Quarterly Report on Form 10–Q for the three months ended June 30, 2007.

(N) Incorporated by reference from the Registrant's Current Report on Form 8–K dated January 16, 2007.

(O) Previously filed and incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 2006.

(P) Incorporated by reference from Annual Report on Form 10–KSB for the fiscal year ended December 31, 1997.

(Q) Incorporated by reference from Registration Statement on Form S–8 (No. 333–125386) effective June 1, 2005.

* Management contract, or compensatory plan, or arrangement, required to be filed as an exhibit to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERGE HEALTHCARE INCORPORATED

Date: April 1, 2008

By: /s/ KENNETH D. RARDIN
Kenneth D. Rardin
President and Chief Executive Officer
(principal executive officer)

Date: April 1, 2008

By: /s/ STEVEN R. NORTON
Steven R. Norton
Executive Vice President & Chief Financial Officer
(principal financial officer and principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: April 1, 2008

By: /s/ MICHAEL D. DUNHAM
Michael D. Dunham
Chairman of the Board

Date: April 1, 2008

By: /s/ ROBERT A. BARISH
Robert A. Barish, M. D.
Director

Date: April 1, 2008

By: /s/ DENNIS BROWN
Dennis Brown
Director

Date: April 1, 2008

By: /s/ ROBERT T. GERAS
Robert T. Geras
Director

Date: April 1, 2008

By: /s/ ANNA MARIE HAJEK
Anna Marie Hajek
Director

Date: April 1, 2008

By: /s/ R. IAN LENNOX
R. Ian Lennox
Director

Date: April 1, 2008

By: /s/ KEVIN E. MOLEY
Kevin E. Moley
Director

Date: April 1, 2008	By: /s/ KEVIN G. QUINN Kevin G. Quinn *Director*
Date: April 1, 2008	By: /s/ RAMAMRITHAM RAMKUMAR Ramamritham Ramkumar *Director*
Date: April 1, 2008	By: /s/ KENNETH D. RARDIN Kenneth D. Rardin *Director*
Date: April 1, 2008	By: /s/ RICHARD A. RECK Richard A. Reck *Director*

Exhibit 21

Merge Healthcare Incorporated
Subsidiaries as of April 1, 2008

Subsidiary	Organized Under the Laws of
Cedara Software Corp.	Ontario, Canada
Cedara Software Limited	Ontario, Canada
Cedara Software Services (India) Private Limited	India
Cedara Software (Shanghai) Co. Ltd.	China
Cedara Software (USA) Ltd.	Delaware
eFilm Medical, Inc.	Ontario, Canada
Merge Cedara ExchangeCo. Limited	Ontario, Canada
Merge eMed, Inc.	Delaware
Merge Healthcare France SARL	France
Merge Healthcare Teleradiology Services Private Limited (India)	India
Merge Technologies Holdings Co.	Nova Scotia, Canada

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Merge Healthcare Incorporated:

We consent to the incorporation by reference in the registration statements (Nos. 333–34884, 333–100104, 333–107997, 333–40832, 333–40882, 333–107991, 333–125386) on Form S–8 and (No. 333–125603) on Form S–3 of Merge Healthcare Incorporated of our reports dated March 31, 2008, with respect to the consolidated balance sheets of Merge Healthcare Incorporated and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, comprehensive loss, and cash flows for each of the years in the three–year period ended December 31, 2007 and the Company's internal control over financial reporting as of December 31, 2007, which reports appear in this December 31, 2007 Annual Report on Form 10–K of Merge Healthcare Incorporated.

Our report dated March 31, 2008, on the Company's internal control over financial reporting as of December 31, 2007, expresses an adverse opinion on the Company's internal control over financial reporting as of December 31, 2007 because of the effects of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management identified and included in management's assessment a material weakness relating to accounting for income taxes.

Our report on the consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share–Based Payment*, on January 1, 2006 and the adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

Our report on the consolidated financial statements also refers to the assumption that the Company will continue as a going concern. The Company has suffered recurring losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Chicago, Illinois
March 31, 2008

Exhibit 31.1

CERTIFICATION

Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

I, Kenneth D. Rardin, certify that:

1. I have reviewed this annual report on Form 10-K of Merge Healthcare Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or such other persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2008

/s/ KENNETH D. RARDIN
Kenneth D. Rardin
President and Chief Executive Officer
(principal executive officer)

Exhibit 31.2

CERTIFICATION

Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

I, Steven R. Norton, certify that:

1. I have reviewed this annual report on Form 10-K of Merge Healthcare Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or such other persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2008

/s/ STEVEN R. NORTON

Steven R. Norton
Executive Vice President & Chief Financial Officer
(principal financial officer and principal accounting officer)

Exhibit 32

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

In connection with the Annual Report of MERGE HEALTHCARE INCORPORATED (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Kenneth D. Rardin, as principal executive officer of the Company, and Steven R. Norton, as principal financial officer of the Company, each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002, that, to the best of their knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 1, 2008

By: /s/ KENNETH D. RARDIN
Kenneth D. Rardin
President and Chief Executive Officer
(principal executive officer)

Date: April 1, 2008

By: /s/ STEVEN R. NORTON
Steven R. Norton
Executive Vice President & Chief Financial Officer
(principal financial officer and principal accounting officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0–29486

MERGE HEALTHCARE INCORPORATED

(Exact name of Registrant as specified in its charter)

Wisconsin	**39–1600938**
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214–5650
(Address of principal executive offices, including zip code)

(Registrant's telephone number, including area code) **(414) 977–4000**

Securities registered under Section 12(b) of the Exchange Act:
Common Stock, $0.01 par value per share
(Title of class)

Securities registered under Section 12(g) of the Exchange Act: **NONE**

Indicate by check mark if the Registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non–accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b–2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non–accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b–2 of the Act).

Yes ☐ No ☒

The aggregate market value for the Registrant's voting and non–voting common equity held by non–affiliates of the Registrant as of June 30, 2007, based upon the closing sale price of the Common Stock on June 30, 2007, as reported on the NASDAQ Global Market, was approximately $207,462,700. Shares of Common Stock held by each officer and director and by each person who owns ten percent or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the Registrant's common stock, par value $0.01 per share, as of April 25, 2008: 34,030,195.

TABLE OF CONTENTS

MERGE HEALTHCARE INCORPORATED

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the "Amendment") is being filed to provide the disclosure required by Part III of Form 10-K. This information was intended to be incorporated by reference from our Definitive Proxy Statement for our 2008 Annual Meeting of Shareholders and was omitted from the initial filing pursuant to General Instruction G.3 on Form 10-K. Because we now do not expect to file a Definitive Proxy Statement prior to the applicable incorporation by reference deadline, we are hereby filing this Amendment to provide the required disclosure for Part III (Items 10 through 14) and to refile certain information contained in Part IV (Item 15).

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors and Executive Officers

The following table sets forth the names of our current directors and executive officers and their respective ages and positions with us, followed by a brief biography of each individual, including their business experience during the past five years.

Robert A. Barish, M.D.	54	Director
Gary D. Bowers	55	President, Merge Healthcare North America
Dennis Brown	60	Director
Michael D. Dunham	62	Chairman of Board
Robert T. Geras	70	Director
Anna Marie Hajek	59	Director
R. Ian Lennox	55	Director
Kevin E. Moley	61	Director
Steven R. Norton	46	Executive Vice President and Chief Financial Officer
Kevin G. Quinn	53	Director
Ramamritham Ramkumar	56	Director
Kenneth D. Rardin	57	Director, President & Chief Executive Officer
Richard A. Reck	58	Director
Loris Sartor	50	President, Cedara Software

Robert A. Barish, M. D. is Vice Dean for Clinical Affairs and Professor of Emergency Medicine at the University of Maryland School of Medicine. From 1996 to 1998, he served as the chief executive officer of University Care, for University of Maryland Medical. He is a Trustee of the Endowment Fund of the University of Maryland. Dr. Barish holds a B.A. from the University of New Hampshire, an M.D. from the New York Medical College and an M.B.A. from Loyola College. Dr. Barish has served on our Board since our initial public offering in February 1998.

Gary D. Bowers was appointed Senior Vice President, Strategic Business Initiatives in November 2006. He joined us as Vice President in September 2006 and was promoted to President, Merge Healthcare North America in February 2007. Prior to joining us, Mr. Bowers was senior vice president, product technology for Park City Solutions from October 2004 to November 2005, and was a general partner of Rardin Capital Management, a technology and financial consulting firm, from December 1999 to September 2004. Mr. Bowers holds a B.A. in Statistics from the University of Rochester.

Dennis Brown served as vice president of finance, chief financial officer and treasurer of Apogent Technologies Inc. ("Apogent"), a New York Stock Exchange company from January 2003 to December 2004. Fisher Scientific International Inc. acquired Apogent in August 2004, and after completion of a transition period, Mr. Brown retired from Apogent in December 2004. From December 2000 through January 2003, Mr. Brown served as a financial consultant to Apogent. Mr. Brown also served as vice president of finance, chief financial officer and treasurer of Apogent's predecessor, Sybron International Corporation ("Sybron"), a publicly traded company formerly headquartered in Milwaukee, Wisconsin, from January 1993 through December 2000, at which time Sybron's life sciences group was relocated to Portsmouth, New Hampshire, and Sybron was renamed Apogent. Mr. Brown is a Fellow of the Chartered Institute of Management Accountants (England). Mr. Brown has served on our Board since May 2003 and previously served on our Board from the date of our initial public offering in February 1998 until May 2000.

Michael D. Dunham has served on our Board since our initial public offering in February 1998 and has been Chairman of the Board since May 2006 (including designation as our principal executive officer from July 2006 until early September 2006). Mr. Dunham is the owner and, since 2002, has served as president of Dunham Global Associates, Ltd., which owns private companies in the software technology industry. Mr. Dunham

previously served as senior vice president of industrial and financial systems, IFS NA, a publicly traded Sweden–based corporation that markets and supports manufacturing software systems, from 1999 to May 2006. Mr. Dunham co–founded and served as chief executive officer of publicly traded Effective Management Systems, Inc. between 1978 and 1999. Mr. Dunham is a director of Heartland Group, Inc., a mutual funds holding company. Mr. Dunham also served as a director of the Milwaukee Metropolitan Association of Commerce from 1991 to 2004. Mr. Dunham holds a B.S. in Electrical Engineering from the University of Denver and a M.M.S. from the Stevens Institute of Technology.

Robert T. Geras has been a Shareholder since May 1989 and our director since prior to our initial public offering in 1998. Since January 2004, Mr. Geras has been a director of Capital Growth Systems, Inc., a public reporting holding company and for Nexvu Technologies LLC, an application performance management software company. Mr. Geras has been a private venture investor for more than 25 years and has participated as a director of, investor in, and/or advisor to numerous small businesses in fields ranging from medical equipment, computer software, banking, telecommunications, industrial distribution and the internet. He has also assisted in corporate planning, capital formation and management for his various investments. Mr. Geras holds a B.S.B.A. from Northwestern University.

Anna Marie Hajek has been president and chief executive officer of Clarity Group, Inc., a healthcare risk and quality management company specializing in patient safety solutions and the management of professional liability insurance operations since she co–founded the firm in 2000. From 1995 to 2000, Ms. Hajek served as executive vice president and president of the Healthcare Risk Services Group operating division of MMI Companies, Inc., a New York Stock Exchange company specializing in risk management and liability insurance to the healthcare industry. Ms. Hajek has worked in hospital and academic medical center settings in her capacity as a medical technologist and educator. She received her B.A. with honors from the College of St. Teresa, Winona, Minnesota, and her Masters Degree in Health Professions Education from the University of Illinois at Chicago. She holds an active Medical Technologist Certification from the American Society of Clinical Pathologists. Ms. Hajek joined our Board in May 2001.

R. Ian Lennox is an investor in the life sciences industry. He is a director of several life sciences companies in North America. From 2000 to 2004, Mr. Lennox held leadership positions at MDS Inc. ("MDS"), first as president and chief executive officer, drug discovery and development, and later as president and chief executive officer, pharmaceutical and biotechnology markets. Prior to joining MDS, he was president and chief executive officer of Phoenix International Life Sciences, a NASDAQ Stock Exchange company, and chairman and chief executive officer of Drug Royalty Corporation, a Toronto Stock Exchange listed company. From 1978 to 1997, Mr. Lennox held progressively senior managerial positions at Monsanto Company in the U. S., Europe and Latin America, including six years as president and chief executive officer, Monsanto (Canada), based in Toronto. Mr. Lennox has also served as director of a number of life sciences companies and charitable foundations in North America. Mr. Lennox holds an Honours B.S. degree in physiology and pharmacology and an M.B.A. from the University of Western Ontario. He has also completed the executive management program in finance at the Columbia School of Business. Mr. Lennox joined our Board in August 2005.

Kevin E. Moley most recently served as U. S. Ambassador representing the United States of America to the United Nations and other international organizations in Geneva from September 2001 to April 2006. Prior to this position, Ambassador Moley was a private investor and served on the board of several public and private companies. Additionally, he served as president and chief executive officer of Integrated Medical Systems Inc., then one of the largest physician networking services, from 1996 to 1998, and was a senior vice president of PCS Health Systems, Inc. from 1993 to 1996. From 1992 to 1993 Ambassador Moley served as Deputy Secretary of the U. S. Department of Health and Human Services (HHS). He began his government career at HHS in 1984. Ambassador Moley previously served on our Company's Board from 1998 to 2001, and currently serves on the board of directors of Cephalon, a NASDAQ Stock Exchange international biopharmaceutical company. Ambassador Moley was appointed to our Board in September 2006.

Kevin G. Quinn has been, since 1999, president of Wye River Group, Inc., a private investment and advisory company specializing in corporate and public finance. From 1994 to 1999, Mr. Quinn was managing director and head of investment banking at H.C. Wainwright & Co., which served as one of the underwriters of our Company's initial public offering. Mr. Quinn's previous positions include Alex. Brown & Sons, where Mr. Quinn

served as a managing director and manager of public finance from 1982 to 1994. He currently serves on the boards of directors of several public and private companies, including CareFirst, Inc., one of the largest health care insurers in the mid–Atlantic region, as well as Securities Finance Trust Company and Old Mutual Asset Management Trust Company. Mr. Quinn was appointed to the Board in September 2006. Mr. Quinn earned J.D. and M.B.A. degrees from the University of Maryland and a B.A. from Loyola College.

Steven R. Norton joined us as Executive Vice President, Chief Financial Officer and Treasurer effective January 8, 2007. Previously, Mr. Norton was senior vice president and chief financial officer at Manhattan Associates, a provider of supply chain management software and systems, from January 2005 to March 2006. From November 1999 to January 2005, Mr. Norton was employed as executive vice president and chief financial officer for Concurrent Computer Corporation, a publicly traded technology company that offers video–on–demand and real–time computer processing solutions. Additionally, Mr. Norton held senior finance positions at LHS Group, and was an auditor with Ernst & Young, and KPMG LLP. Mr. Norton received his Bachelor of Arts degree from Michigan State University.

Ramamritham Ramkumar was formerly a director of Cedara prior to our business combination with Cedara and has served on our Board since August 2005. Mr. Ramkumar has been a principal shareholder and chairman of the board of Process Research ORTECH, Inc., a metallurgical research and development organization, since 1988, and has held various positions at Reff Incorporated, now a division of Knoll Incorporated, until 1986. From 1988 to 2004, Mr. Ramkumar was president and chief executive officer at Inscape Corporation, formerly Office Specialty, and has held various positions at Clarkson Gordon, now Ernst and Young. Mr. Ramkumar has a Bachelor of Technology from Metallurgical Engineering and an M.B.A. from the University of Toronto. Mr. Ramkumar is a Charter Member of the Toronto chapter of TiE and serves on the board of directors of Toronto Rehabilitation Hospital.

Kenneth D. Rardin was appointed as a director and President and Chief Executive Officer on September 6, 2006. Mr. Rardin has over 25 years of senior executive management experience in the healthcare information technology, computer software, and computer services industry. From October 2004 to January 2006, Mr. Rardin served as chairman and chief executive officer of Park City Solutions, a leading eHealth company that specialized in electronic health records, systems integration and consulting. Prior to joining Park City Solutions, Mr. Rardin was the managing partner of Rardin Capital Management, a technology and financial consulting company. From October 1992 to October 1998, Mr. Rardin served as chairman of the board and chief executive officer of IMNET Systems, Inc., an electronic healthcare information management system company.

Richard A. Reck, is the president of Business Strategy Advisors LLC, a business strategy consulting firm, and has served in such capacity since August 2002. Mr. Reck joined the certified public accounting firm of KPMG LLP in June 1973 and remained in their employ until his retirement as a partner in July 2002. He currently serves on the boards of Interactive Intelligence, Inc., a publicly held software company, and Advanced Life Sciences Holdings Inc., a publicly held biopharmaceutical company, as well as the boards of several private and not–for–profit entities. Mr. Reck is a certified public accountant and holds a B.A. in Mathematics from DePauw University and an M.B.A. in Accounting from the University of Michigan. Mr. Reck has been a director of our Company since April 2003.

Loris Sartor was appointed President of Cedara in November 2006. He formerly held various positions with Cedara, including Director of the Platforms Products Division, Product Vice President, Divisional Vice President of Engineering and Customer Solutions, and most recently Vice President of Sales. Prior to joining Cedara, Mr. Sartor held several technical and management positions in the Sietec Open Systems division at Siemens Electric Ltd., as well as various other technical positions within the software industry. Mr. Sartor holds a Bachelor of Applied Science and Engineering Degree (Computer Science Option) and an M.B.A. from the University of Toronto.

Audit Committee; Audit Committee Financial Expert

Our Audit Committee adopted an amended and restated charter in August 2007, to replace the charter which had previously been in effect. The charter is available on our web site at www.mergehealthcare.com. Our Audit Committee recommends engagement of our Company's independent accountants, approves services

performed by these accountants, and reviews and evaluates our Company's accounting system and its system of internal accounting controls. The Audit Committee met thirteen (13) times in 2007. The directors who currently serve on the Audit Committee are Mr. Brown, as chair, Messrs. Geras, Ramkumar and Reck. Mr. Brown is the designated financial expert. All of the members of the Audit Committee are "independent," as defined in Rule 4200 of the Nasdaq Global Market (which we refer to as "Rule 4200").

Code of Ethics and Whistleblower Policy

We have adopted a Code of Ethics that applies to all of our directors, employees and officers, including our principal executive officer, our principal financial officer, our controller and persons performing similar functions. Our Code of Ethics and the related Whistleblower Policy are available on our web site at www.mergehealthcare.com. Future material amendments or waivers relating to the Code of Ethics and/or the corresponding Whistleblower Policy will be disclosed on our web site referenced in this paragraph within four (4) business days following the date of such amendment or waiver.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act") requires our executive officers, members of our Board, and persons who own more than ten percent (10%) of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3), and statements of changes in beneficial ownership (Forms 4 or 5) of our equity securities with the Commission. The Commission requires executive officers, directors and greater than ten percent (10%) Shareholders to furnish us with copies of all these forms filed with the Commission.

To our knowledge, based solely upon our review of the copies of these forms received by us, or written representations from certain reporting persons that no additional forms were required for those persons, we believe that all of our executive officers and directors complied with their reporting obligations during 2007.

Item 11. EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation awarded, earned, or paid in 2007 by the executives listed below, whom we refer to as our "Named Executive Officers."

Named Executive Officers	Title
Kenneth D. Rardin	President and Chief Executive Officer since September 2006
Steven R. Norton	Executive Vice President, Chief Financial Officer and Treasurer since January 2007
Gary D. Bowers	Senior Vice President, Strategic Business Initiatives from November 2006 until February 2007; President, Merge Healthcare North America since February 2007
Jacques F. Cornet	President of Merge Healthcare EMEA since November 2006, resigned from his position with Merge Healthcare effective March 31, 2008
Loris Sartor	Senior Vice President, Cedara President since November 2006
Steven M. Oreskovich	Chief Accounting Officer and Interim Treasurer, Principal Financial Officer from July 2006 to January 2007; Vice President of Internal Audit since January 2007

Compensation Philosophy

The primary objectives of our executive compensation policies are as follows:

- to attract and retain talented executives by providing compensation that is competitive with the compensation provided to executives at companies of comparable size and growth trajectory in the health care information technology industry, while maintaining compensation within levels that are consistent with our annual budget, financial objectives and operating performance;
- to provide appropriate incentives for executives to work toward the achievement of our annual financial performance and business goals based on our annual budget;
- to more closely align the interests of the executive officers with those of our Shareholders and the long–term interests of our Company; and
- to achieve internal parity in compensation across our multi–national organization.

Our incentive compensation programs are designed to reward executive contributions to the success of our organization. Specifically, they are designed to reward achievement of our annual financial performance and business goals based on our annual budget and creation of Shareholder value.

Compensation Mix

Historically, we have used a mix of short–term compensation (base salaries and annual cash incentive bonuses) and long–term compensation (stock option grants and restricted stock awards) to meet the objectives of our compensation programs. We do not have a fixed policy for allocating between long–term and short-term compensation or between cash and non–cash compensation. We determined the exact mix of compensation structures on a case–by–case basis, basing our determination on competitive market data provided by a compensation consultant or gathered in informal internal market studies, the experience and judgment of our

Compensation Committee, and the recommendation of our Chief Executive Officer (except with respect to his own compensation). As a result, the mix may have differed for each individual. Because we believe that it is important to align the interests of our executives with those of our Shareholders, equity incentive compensation has made up a significant portion of each executive's overall compensation package, and our Named Executive Officers have received minimal perquisites.

In the future, we plan to continue to use a varied mix of short–term and long–term compensation, which we will continue to implement on a case–by–case basis. To enhance the alignment of our executives' interests with the interests of our Shareholders, however, we currently intend to provide an increasingly large portion of executive compensation in the form of long–term, equity–based awards.

Compensation Committee

Compensation Committee. Our Compensation Committee adopted a charter in May 2007, and the charter is available on our web site at www.mergehealthcare.com. Our Compensation Committee is responsible for reviewing, monitoring, administering and establishing the compensation of our executive officers. This committee also reviews and administers stock option and other equity grants under our stock option plans. The directors who currently serve on our Compensation Committee are Ms. Hajek, as chairperson, Dr. Barish, and Messrs. Lennox and Reck. All of the members of the Compensation Committee are currently "independent," as defined in Rule 4200. Our Compensation Committee met twelve (12) times in 2007.

We utilized the services of a compensation consultant during 2007 in determining the appropriate amount and type of equity incentive compensation for our executive officers and board members and also the amount of cash compensation for attendance and participation in board of directors and committee meetings during 2007. We provide more information about the compensation consultant's engagement below.

Role of the Compensation Committee

The Compensation Committee of our Board is responsible for administering our compensation practices and ensuring they are competitive and designed to drive corporate performance. Our Compensation Committee reviews compensation policies affecting our executive officers annually, taking into consideration our financial performance, our annual budget, our position within the health care information technology industry, the executive compensation policies of similar companies in similar industries and, when reviewing individual compensation levels, certain individual factors, including the executive's level of experience and responsibility and the personal contribution that the individual has made to our success.

During 2007, our Compensation Committee engaged Compensation Resources, Inc., an independent compensation consultant, to perform a benchmarking study of executive compensation among certain companies in the healthcare software and services industry. The companies included in the study were the following:

- Amicas, Inc.
- Emageon Inc.
- Nighthawk Radiology Holdings, Inc.
- Virtual Radiologic Corp.
- Vital Images, Inc.
- WebMD Corp.

Compensation Resources was asked to provide information to the Committee regarding:

- the types of equity vehicles used by other companies as part of their long term incentive plans, post FAS123;
- how other companies determine the number of shares granted and how such companies address the issue of parity among staff;
- the percentage of outstanding stock that is generally deemed appropriate for public companies to allocate for management, staff and directors; and
- issues to consider when granting restricted stock versus stock options and other equity awards as part of a long term incentive plan.

The Compensation Committee also used information on compensation paid by peer companies in the healthcare information technology industry provided by the international executive search firm hired to perform our chief financial officer search.

Chief Executive Officer

Mr. Rardin became our President and Chief Executive Officer on September 6, 2006. Mr. Rardin's compensation package was established pursuant to the arm's length negotiations that proceeded our engaging him as our new President and Chief Executive Officer. In connection with his agreement to become our President and Chief Executive Officer, we entered into an employment agreement with Mr. Rardin effective as of September 6, 2006. Mr. Rardin's employment agreement was subsequently modified on December 27, 2007 to make the benefits available to Mr. Rardin in connection with disability consistent with the other executive officers and to also change the location of his job responsibilities to the Company's Global Administrative Offices in Alpharetta, Georgia.

Elements of Compensation[1]

The compensation that we pay our Named Executive Officers consists of the following elements: base salary, cash incentive compensation, equity incentive compensation, post-employment benefits, and, in limited circumstances, perquisites and other benefits. The following discussion explains the reason we pay each element of compensation, how the amount of each element is determined, and how each element fits into our overall compensation philosophy and affects decisions regarding other elements.

Base Salary

We seek to pay executives a base salary competitive with salaries of executives at companies of comparable position in the healthcare information technology industry. We have not historically attempted to make base salary a certain percentage of total compensation.

Our Compensation Committee reviews the base salaries of all executive officers annually and may adjust these salaries to ensure external competitiveness and to reflect adequately on the executive's individual position and performance, as well as the performance of our Company. In addition to these factors, our Compensation Committee considers the recommendations of our Chief Executive Officer when adjusting base salaries of our Named Executive Officers other than himself. We may also make base salary adjustments during the year if the scope of an executive officer's responsibility changes relative to the other executives.

Historically, our Compensation Committee has approved, in connection with our Company's business planning and budgeting process, a target salary increase of between three percent (3%) and five percent (5%) across

[1] All Canadian dollar amounts included herein were converted to US dollars using the exchange rate in effect at December 31, 2007 of $1.012 US dollars per Canadian dollar.

our Company as a whole, with a portion of this pool to be allocated to executive officer base salaries and the remainder to be allocated to other employees. The Compensation Committee has not used any formula or specific criteria to determine how much of this pool to allocate to the executive officers, but has instead taken into consideration a variety of corporate and individual performance factors and its views on whether the base salaries for executive officers within the general industry were increasing.

The annual base salaries of our Named Executive Officers were not adjusted during 2007 since we adjusted the annual base salaries of certain of our Named Executive Officers during late 2006 as shown below. In addition, the salaries for Mr. Rardin and Mr. Bowers had just recently been established in connection with the commencement of their employment on September 5, 2006. As noted, the adjustments reflect promotions to a current position, significant personal achievements and our need to continue to provide a competitive and attractive compensation package in light of the distressed nature of our organization, as applicable. The amounts of salary paid to our Named Executive Officers in 2007 are shown in the "Salary" column of the Summary Compensation Table.

- On November 15, 2006, we increased Mr. Bowers' salary from $215,000 to $235,000 due to increased responsibilities with respect to the development and implementation of an offshore software development and customer support center in India. In February 2007, we entered into an employment agreement with Mr. Bowers to, among other things, reflect his promotion to President, Merge Healthcare North America. We did not change Mr. Bower's compensation at that time since it was already consistent with the salaries of our other division presidents.

- On November 15, 2006, we increased Mr. Cornet's salary from CDN$240,000 (In US Dollars - $210,729 at November 15, 2006) to CDN$267,650 (In US Dollars - $235,000 at November 15, 2006 and $270,862 at December 31, 2007) due to his promotion to President, Merge Healthcare EMEA. In determining the increase, we reviewed compensation information from our peer group, as discussed earlier, and determined what we deemed to be a fair increase. We also determined to pay each of our division presidents the same salary.

- On November 15, 2006, we increased Mr. Sartor's salary from CDN$150,000 (In US Dollars - $131,706 at November 15, 2006) to CDN$267,650 (In US Dollars - $235,000 at November 15, 2006 and $270,862 at December 31, 2007)) due to his promotion to President of Cedara and to reflect that he would no longer be a participant in a Company–sponsored sales commission plan. In determining the increase, we reviewed compensation information from peer companies in the industry and determined what we deemed to be a fair increase. We also determined to pay each of our division presidents the same salary.

In establishing the base salary of Mr. Norton in January 2007 ($300,000 per year) pursuant to the arm's length negotiations that preceded his becoming our Executive Vice President and Chief Financial Officer, our Board and Compensation Committee relied heavily on benchmarking data provided by an international executive search firm, the Compensation Committee's experience, compensation information related to the peer group discussed earlier and historical compensation data gathered during the interview processes. The committee set Mr. Norton's base salary at market consensus based upon the benchmarking data provided by the committee's consultant.

Cash Incentive Compensation

Year Ended December 31, 2007. For 2007, we implemented a performance–based cash bonus plan for our Named Executive Officers and senior management team. The goals of the plan included the following:

- provide an incentive to achieve the goals and objectives of the organization as set by our Chief Executive Officer and Board; and

- enable us to attract and retain key executive talent.

Under the plan, the members of our senior management team were eligible for a bonus based on Company–wide or a combination of Company–wide and business unit performance, as measured against predetermined

revenue and EBITDA targets. The Committee determined to use revenue and EBITDA targets because they are good indicators of overall Company financial performance. We define EBITDA as operating income excluding depreciation and amortization, interest, income taxes, FAS 123R expense, and other expenses that are not typically incurred in the normal operations of our Company. For 2007, the revenue and EBITDA targets were high relative to the conservative forecast and would have required the Company to meet an aggressive forecast for payout of the bonuses.

Each of our Named Executive Officers employment agreements include a target bonus amount, expressed as a percentage of his base salary. Half of the bonus amount is based on achievement of the revenue target under the plan, and the other half is based on achievement of the EBITDA target under the plan. If the targets were exceeded, the bonus amounts could increase, up to one hundred fifty percent (150%) of the target amount. The revenue and EBITDA targets were determined by the Committee after considering historical Company performance and forecasted revenue and EBITDA amounts and were set at a level to require an exceptional performance for the Company to meet maximum bonus payouts.

For our current Named Executive Officers, target and maximum bonus percentages of base salary for 2007 were as follows:

Name	Target (as % of Base Salary)	Maximum (as % of Base Salary)
Mr. Rardin	70%	105%
Mr. Norton	60%	90%
Mr. Bowers	40%	60%
Mr. Cornet	40%	60%
Mr. Sartor	40%	60%
Mr. Oreskovich	25%	37.5%

Half of the bonus amounts would be earned and paid based on quarterly performance, and half would be earned and paid based on annual performance.

Mr. Rardin's employment agreement provides that he is eligible for an annual performance bonus with a target of seventy percent (70%) of his base salary. The Board, at its discretion, may award additional bonus above the seventy percent (70%). As discussed above and in accordance with the Company's bonus program, Mr. Rardin, like the other executive officers, was eligible to receive up to 150% of his target bonus depending on the Company's revenue and EBITDA results during the year. In the first twelve months of the employment agreement (through September 6, 2007), fifty percent (50%) of the bonus target was guaranteed to Mr. Rardin, while the remaining fifty percent (50%) was dependent on achievement of Company performance targets of revenue and EBITDA discussed previously

During 2007, our Named Executive Officers earned and received the following amounts under the company's performance-based cash bonus plan.

	2007 Target Bonus Amount	2007 Bonus Earned	2007 Bonus Paid in 2007	2007 Bonus Paid in 2008
Mr. Rardin [(1)]	$297,500	$99,167	$99,167	$-0-
Mr. Norton	$180,000	$20,750	$20,750	$-0-
Mr. Bowers	$94,000	$11,750	$11,750	$-0-
Mr. Cornet	$108,345	$25,326	$13,137	$12,189
Mr. Sartor	$108,345	$6,569	$6,569	$-0-
Mr. Oreskovich	$43,750	$5,469	$5,469	$-0-

(1) The bonus that Mr. Rardin earned and received in 2007 of $99,167 was guaranteed under Mr. Rardin's employment agreement.

During 2007, we also paid to Mr. Oreskovich a $25,000 bonus in connection with the timely filing of our 2006 annual report on Form 10-K. The Compensation Committee determined such bonus amount using its discretion to reward Mr. Oreskovich for his extraordinary efforts in helping to complete the Form 10-K.

Due to the difficulties that we faced in 2006, including the restatement of the previously issued 2003 and 2004 financial statements and the first two quarters of 2005 financial statements, we were unable to establish a corporate business plan for 2006 or to determine corporate financial targets for 2006 that would serve as appropriate targets under a short–term cash incentive bonus program. Accordingly, we did not utilize a company performance-based cash bonus plan in 2006. The Compensation Committee instead created a one–time retention bonus for certain key employees, including some of our Named Executive Officers, to retain the services of employees with the skills and experience to make a significant contribution to our Company during the transition period. The amounts of the retention bonuses were set in the Compensation Committee's discretion. The following retention bonus amounts were paid to the Named Executive Officers in 2007 and reflected in the 2007 amounts of the Summary Compensation Table:

Name	Amount
Mr. Oreskovich	$105,000
Mr. Cornet	$121,440
Mr. Sartor	$75,900

Year Ending December 31, 2008. For 2008, we have implemented a performance–based cash bonus plan for our Named Executive Officers and senior management team that is substantially consistent with the 2007 bonus plan. The goals of the plan are identical to those identified for the 2007 bonus plan. Under the 2008 plan, the members of our senior management team are eligible for a bonus based on a number of factors, including:

- company-wide or company-wide and business unit revenues for the year;
- the level of new orders received or contracts signed during the year;
- customer retention rates;
- results of a customer satisfaction survey;
- cash flow from operations; and
- cash balance at the end of the year

If only certain predetermined targets are met, the bonus amount will be prorated. If the targets are exceeded, the bonus amounts may increase, up to one hundred fifty percent (150%) of the target amount.

Target and maximum bonus amounts for our Named Executive Officers for 2008 are the same as for 2007. Due to Mr. Cornet's resignation on March 31, 2008, he is not a participant in the 2008 performance-based bonus plan.

We also may, from time to time, at our discretion, award bonuses to executives based on such other terms and conditions as our Compensation Committee and Chief Executive Officer may determine appropriate in specific situations.

Equity Incentive Compensation

We provide long–term incentive compensation through equity awards under our 2005 Equity Incentive Plan, which authorizes the grant of stock, restricted stock, options to purchase stock, stock units, performance units and stock appreciation rights from time to time to our officers, employees, directors and consultants. We provide long–term incentive compensation to focus our executive officers' attention on the long–term performance of our Company and the future prospects of its business and to align the interests of our executives more closely with the interests of our Shareholders.

We believe that long–term stock–based incentive compensation should be structured so as to closely align the interests of our executive officers with the interests of the Shareholders and, in particular, to provide only limited value (if any) in the event that our stock price fails to increase over time. We have, as a result, relied on stock option grants as the principle vehicle for payment of long–term incentive compensation. Under our 2005 Equity Incentive Plan, the Compensation Committee is responsible for approving awards of stock option grants to executive officers, taking into account the relative contributions of each executive, competitive conditions in the industry, negotiations with the executive in connection with his or her initial employment or promotion, as well as the recommendations of the Chief Executive Officer with respect to the other executive officers. We grant stock options, in part, to reward executive officers for their long–term strategic management of our Company and to motivate the executive officers to improve Shareholder value by increasing this component of their compensation package, and accomplish our Compensation Committee's objective to provide a greater portion of compensation for executive officers in the form of long–term equity based awards.

In January 2007, in connection with his appointment as our Chief Financial Officer, we granted Mr. Norton 225,000 stock options that will vest on a monthly basis in equal increments over the 48 months following the announcement of his appointment. The options are subject to the terms of our 2005 Equity Incentive Plan and were granted with an exercise price equal to the closing price of our Common Stock on the date of the grant. The Compensation Committee determined the size of the stock option grant to Mr. Norton based partially on the executive compensation policies of similar companies in similar industries provided by the international executive search firm that conducted the officer search.

In addition, in April 2007, as part of our broader grant of stock options to the Merge Healthcare employees, we granted 35,000 stock options to Mr. Cornet, 60,000 stock options to Mr. Oreskovich, and 45,000 stock options to Mr. Sartor in consideration of the fact that many of their currently issued and outstanding options had exercise prices that were significantly higher than the current market price of the Company's common stock and did not continue to provide the incentive that the committee deemed appropriate given the then facts and circumstances surrounding the company. The number of new options received was equal to the number of options then issued and outstanding that had an exercise price in excess of $8.05 per share. Each of these options has a term of 6 years and an exercise price of $4.99, the fair market value of the common stock on the date of grant, and vests in increments of 25% on each of the first four anniversary dates of the date of grant.

Starting in November 2007, we began granting restricted stock to certain of our officers and consultants. The Committee engaged Compensation Resources, Inc. to advise the Committee on contemporary long term incentive programs, including the use of restricted stock grants. After consultation with our consultant, we determined that restricted stock is an appropriate equity vehicle given the shares' intrinsic value, built-in retention qualities and alignment with other stockholders' interests. We granted 953,333 shares of restricted stock to our Named Executive Officers (300,000 for Mr. Rardin; 200,000 for each of Mr. Norton, Mr. Bowers and Mr. Sartor and 53,333 for Mr. Oreskovich). The Committee determined the number of shares to grant to the Named Executive Officers based on peer information received from our compensation consultant, recommendations from Mr. Rardin and the Committee's desire to further incentivize management given the value of the Company's stock options. The restrictions on the sale of the shares of stock lapse on the 3 year anniversary of the grant date. If certain performance criteria, as established by the Compensation Committee, are achieved during 2008, the restrictions on one third of the restricted shares will lapse on the first anniversary of the grant date. Also, if certain performance criteria, as established by the Compensation Committee, are achieved during 2009, the restrictions on one third of the restricted shares will lapse on the second anniversary of the grant date. Any shares where the restrictions have not lapsed on the third anniversary of the grant date will lapse at that time.

We have no set policy as to when stock options or other awards should be granted, although historically we have awarded stock options to our executive officers on an annual basis and upon the initial hire. We plan to continue to grant stock option or restricted stock awards as part of our regular executive compensation practices to be reviewed periodically, but not necessarily annually. Stock option agreements under the 2005 Equity Incentive Plan provide that the exercise price of each stock option is the closing price on the date on which the options are granted. Each grant is subject to vesting conditions established at the date of the grant and the stock options generally vest in equal annual installments over a period of four years. Our Compensation Committee, pursuant to the terms of our 2005 Equity Incentive Plan, exercises discretion as to the actual vesting period.

Post–Employment Benefits

To help provide for our Named Executive Officers' financial security in retirement, we encourage them to participate in our long–term profit sharing plans, which consist of a 401(k) Profit Sharing Plan for U. S. employees and a Deferred Profit Sharing Plan ("DPSP") for Canadian employees, and we made matching contributions under both plans through the first quarter of 2008 and continue to make matching contributions to the 401(k) for the Merge Healthcare North America and corporate employees. Historically, we have not made fixed profit–sharing contributions under either of these plans. All salaried employees of our Company and our subsidiaries are eligible to participate in one of these plans, and our Named Executive Officers' participation is on the same terms as the participation of all other participants in these plans. The U. S. 401(k) Profit Sharing Plan provides for and Canadian the DPSP provided for matching contributions by us of fifty percent (50%) of an employee's contribution, up to the lesser of three percent (3%) of the employee's base pay or U.S.$7,750 in the United States of America and CDN$10,000 in Canada.

Our Compensation Committee has contractually agreed to provide severance benefits to all of our Named Executive Officers upon their involuntary termination of employment with us or for "good reason" as defined in each of their agreements. Each of our Named Executive Officers' employment agreements entitle them to certain severance benefits if their employment is terminated under certain circumstances, including certain terminations in connection with a change in control of our Company. We intend these severance benefits to provide economic protection to the executives following a change in control of our Company so that executives can remain focused on our business without undue concern for their personal circumstances. We believe that the amount of severance benefits we offer under the terms of the executive employment agreements is similar to the amounts offered to executive officers by similarly situated companies in our industry based on information we have received from executive search firms, data we gathered from reviewing filings of other similarly situated companies and our members' individual experiences. Detailed information regarding these employment agreements is included in the text following the Summary Compensation Table and the Potential Payments Upon Termination or Change-in-Control section.

Perquisites and Other Benefits

In the U. S., executive officers participate in our broad–based benefit plans on the same terms generally applicable to all U. S.–based employees. Our Canadian executives have an enhanced benefits program when compared with the general Canadian employee base. This regional difference reflects the very different nature of the healthcare systems in Canada and the U. S. and is consistent with the general industry practices of these two countries. Except as described above, we provide limited perquisites and other benefits to our Named Executive Officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Form 10-K/A.

Anna Marie Hajek, Chair   Robert A. Barish, M.D.   R. Ian Lennox   Richard A. Reck

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY COMPENSATION TABLE

The following table relates to the compensation earned by our Named Executive Officers in 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Kenneth D. Rardin	2007	425,000	99,167	15,376	406,840	-	11,254[4]	957,637
President & Chief Executive Officer	2006	137,035	94,950	-	571,500	-	37,232	840,717
Steven R. Norton Executive Vice President and Chief Financial Officer	2007	294,423	-	10,251	157,782	20,750	16,228[4]	499,434
Gary D. Bowers	2007	235,000	-	10,251	109,239	11,750	26,221[4]	392,461
President, Merge Healthcare North America	2006	71,901	32,148	-	129,484	-	12,000	245,533
Jacques F. Cornet	2007	270,862	121,440	-	73,630	25,326	21,145[5]	512,403
President, Merge Healthcare EMEA	2006	207,834	138,537	-	59,069	-	19,817	425,257
Loris Sartor	2007	270,862	75,900	10,251	87,878	6,569	23,235[6]	474,695
President, Cedara Software	2006	139,584	675	-	69,419	148,285	29,952	383,915
Steven M. Oreskovich Vice President of Internal Audit	2007	175,000	130,000	2,734	165,166	5,469	9,514[4]	487,883
	2006	159,375	746	-	223,363	35,000	3,906	422,390

(1) For 2007, reflects a guaranteed bonus of $99,167 for Mr. Rardin, retention bonuses of $121,440, $75,900, and $105,000 for Mr. Cornet, Mr. Sartor, and Mr. Oreskovich, respectively, and a discretionary bonus of $25,000 for Mr. Oreskovich.

(2) Reflects that portion of the dollar amount of awards that we recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (which we refer to as FAS 123R), for the fiscal year ended December 31, 2007 (disregarding the estimate of forfeitures related to service-based vesting). Based on this methodology, the option amounts may include amounts from option awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in note 6 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the Commission on April 1, 2008 or in note 7 to our audited financial statements for the fiscal year ended December 31, 2006 included in our Annual Report on Form 10-K/A filed with the Commission on December 27, 2007.

(3) Represents the cash incentive award earned under our 2007 performance-based cash bonus plan.

(4) Represents the Company matching contribution under our 401(k) employee retirement savings plan ($6,750 for Mr. Norton and $5,250 for Mr. Oreskovich) and medical, dental, optical and life insurance benefits ($11,254 for Mr. Rardin, $9,478 for Mr. Norton, $8,852 for Mr. Bowers, and $4,264 for Mr. Oreskovich) and $17,369 paid to Mr. Bowers for transportation, temporary lodging and other costs incurred related to commuting from his home in Alpharetta, Georgia to his primary place of employment in Milwaukee, Wisconsin.

(5) Represents a Company contribution of $8,126 under our DPSP for Canadian employees, payment of $11,501 in medical, dental, optical and life insurance and related costs for the benefit of Mr. Cornet, and $1,518 for the value of items stolen during a business trip.

(6) Represents a Company contribution of $8,126 under our DPSP for Canadian employees and the payment of $15,109 in medical, dental, optical and life insurance and related costs for the benefit of Mr. Sartor.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2007

The following table contains information on the plan-based equity and non-equity awards granted to our Named Executive Officers in 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[4]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[3] ($)
		Threshold ($)	Target ($)	Maximum ($)				
Kenneth D. Rardin	11/24/07[1]				300,000			450,000
		--	297,500	446,250				
Steven R. Norton	01/09/07[2]					225,000	6.02	680,870
	11/24/07[1]				200,000			300,000
		--	180,000	270,000				
Gary D. Bowers	11/24/07[1]				200,000			300,000
		--	94,000	141,000				
Jacques F. Cornet	04/03/07[2]					35,000	4.99	87,582
		--	108,345	162,517				
Steven M. Oreskovich	04/03/07[2]					60,000	4.99	150,141
	11/24/07[1]				53,333			80,000
		--	43,750	65,625				
Loris Sartor	04/03/07[2]					45,000	4.99	112,606
	11/24/07[1]				200,000			300,000
		--	108,345	162,517				

(1) Represents restricted stock granted pursuant to our Company's 2005 Equity Incentive Plan. If certain performance criteria are achieved during 2008 and 2009, the restrictions on one-third of the restricted shares will lapse on each of the first anniversary and second anniversary of the grant date. Any shares where the restrictions have not lapsed on the third anniversary of the grant date will lapse at that time.

(2) Grant of options pursuant to our Company's 2005 Equity Incentive Plan.

(3) Represent full grant date fair value as determined in accordance with FAS 123R.

(4) Represents threshold, target and maximum amounts payable under our 2007 performance-based cash bonus plan Actual amounts earned are reflected in the non-equity incentive plan compensation column of the summary compensation table.

Employment Agreements

Rardin Employment Agreement. On September 6, 2006, our Board approved, and our Company entered into, an employment agreement with Kenneth D. Rardin, pursuant to which we agreed to employ Mr. Rardin as our Company's President and Chief Executive Officer and also to appoint Mr. Rardin as a director of our Company. Mr. Rardin's employment agreement was subsequently amended on December 27, 2007 to make the benefits available to Mr. Rardin in connection with disability consistent with the other executive officers and to also change the location of his job responsibilities to the Company's Global Administrative Offices in Alpharetta, Georgia. The employment agreement obligates our Company to pay Mr. Rardin a salary at a rate of no less than $425,000 per year. Options to purchase 450,000 of our Common Shares were granted to Mr. Rardin under our Company's 2005 Equity Incentive Plan on September 6, 2006. In addition, the employment agreement provides that Mr. Rardin will be eligible for annual performance bonuses with a target of seventy percent (70%) of base salary. Our Board, in its discretion, may award an additional bonus above the seventy percent (70%) target. In the first twelve months of the employment agreement, 50% of the bonus target was guaranteed to Mr. Rardin, while the remaining fifty percent

(50%) was dependent on achievement of defined Company and individual performance targets. For the period from the end of the initial twelve months to year-end 2007, our Board and Mr. Rardin mutually agreed to determine his bonus consistent with the terms of the 2007 performance based cash bonus plan in place for the other Named Executive Officers. Mr. Rardin is also entitled to receive all non-wage benefits our Company provides generally for its executive employees. The agreement will remain in effect until terminated and will be reviewed by the Company no less frequently than every three years.

Norton, Bowers, Cornet and Sartor Employment Agreements. On January 8, 2007, we entered into an employment agreement with Steven R. Norton, our Executive Vice President and Chief Financial Officer. On February 5, 2007, we entered into an employment agreement with Gary D. Bowers, pursuant to which we agreed to employ Mr. Bowers as the President of Merge Healthcare North American. On March 31, 2007, we entered into an employment agreement with each of Jacques Cornet and Loris Sartor, pursuant to which we agreed to employ Mr. Cornet as the President of Merge Healthcare Europe, Middle-East, and Africa and Mr. Sartor as the President of Cedara Software Corp. The agreements will remain in effect until terminated and will be reviewed by the Company no less frequently than every three years.

The employment agreements obligate our Company to pay no less than the following annual base salaries: Mr. Norton – U.S. $300,000; Mr. Bowers – U.S. $235,000; and Messrs. Cornet and Sartor- Canadian $267,650. In addition, the employment agreements provide that each executive will be eligible for annual performance bonuses with a target of the following percentages of base salary: Mr. Norton – 60% and Messrs. Bowers, Cornet and Sartor – 40%. Finally, the agreements provide that each executive will be eligible for stock option grants and all non-wage benefits the Company provides generally for its executive employees.

Oreskovich Letter Agreement. On July 2, 2006, we entered into a letter agreement (the "Oreskovich Agreement") with Steven M. Oreskovich, our Chief Accounting Officer and Interim Treasurer and Interim Secretary. Under the Oreskovich Agreement, we agreed to increase Mr. Oreskovich's base salary to $175,000 per year, effective July 1, 2006, and pay Mr. Oreskovich a cash retention bonus in an amount equal to sixty percent (60%) of his base salary at the time of payout within thirty (30) days of June 30, 2007.

Option Awards

All of the stock options that we granted in 2007 were non-qualified stock options granted pursuant to the terms of our 2005 Equity Incentive Plan. All of the options have an exercise price equal to the closing price of our Common Stock on the date on which they were granted. The options vest in 25% increments on each of the first four anniversary dates of the grant date with the exception of Mr. Norton's options which vest equally over a period of 48 months, subject to the employee's continued employment with us. Following a termination of service for any reason other than gross negligence, commission of a felony or a material violation of any of our established policies, vested options remain exercisable for six months, unless the Committee determines to extend this period.. Each of the employment agreements of our Named Executive Officers provides that all unvested stock options immediately vest upon a change of control of our Company. In addition, our Board may accelerate the vesting of the options of any other employees on a change of control of our Company, at the Committee's discretion.

Stock Awards

The restrictions on the sale of the shares of restricted stock that were awarded during 2007 lapse on the 3 year anniversary of the grant date. If certain performance criteria, as established by the Compensation Committee, are achieved during 2008, the restrictions on one third of the restricted shares will lapse on the first anniversary of the grant date. Also, if certain performance criteria, as established by the Compensation Committee, are achieved during 2009, the restrictions on one third of the restricted shares will lapse on the second anniversary of the grant date. Any shares where the restrictions have not lapsed on the third anniversary of the grant date will lapse at that time. The restrictions will lapse upon certain events resulting in the separation of service of the executives or upon a change in control of the Company. Such provisions are discussed below under "Potential Payments Upon Termination or Change-In-Control."

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

The following table contains information concerning equity awards held by our Named Executive Officers that were outstanding as of December 31, 2007.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(11)
Kenneth D. Rardin	225,000	225,000(1)	8.05	09/05/2012	300,000(10)	357,000
Steven R. Norton	51,563	173,437(2)	6.02	01/08/2013	200,000(10)	238,000
Gary D. Bowers	50,000	50,000(1)	8.05	09/05/2012	200,000(10)	238,000
	6,250	18,750(3)	6.34	11/16/2012		
Jacques F. Cornet	18,750	6,250(4)	17.50	05/31/2011		
	26,656	0	2.75	05/11/2008		
	5,000	5,000(5)	17.82	10/19/2011		
	12,500	37,500(6)	6.34	11/16/2012		
	0	35,000(7)	4.99	04/02/2013		
Steven M. Oreskovich	15,000	5,000(8)	15.00	03/31/2010	53,333(10)	63,466
	3,750	1,250(9)	12.96	07/15/2010		
	17,500	17,500(4)	17.50	05/31/2011		
	50,000	50,000(1)	8.05	09/05/2012		
	0	60,000(7)	4.99	04/02/2013		
Loris Sartor	18,750	6,250(4)	17.50	05/31/2011	200,000(10)	238,000
	24,458	0	2.75	05/11/2008		
	10,000	10,000(5)	17.82	10/19/2011		
	12,500	37,500(6)	6.34	11/16/2012		
	0	45,000(7)	4.99	04/02/2013		

(1) Fifty percent (50%) of the options will vest on each of September 6, 2008 and September 6, 2009.

(2) 4,687.50 options will vest on a monthly basis through January 9, 2011.

(3) 6,250 options will vest on each of November 17, 2008, November 17, 2009 and November 17, 2010.

(4) One hundred percent (100%) of the options will vest on June 1, 2008.

(5) Fifty percent (50%) of the options will vest on each of October 20, 2008 and October 20, 2009.

(6) 12,500 options will vest on each of November 17, 2008, November 17, 2009 and November 17, 2010.

(7) Twenty five percent (25%) of the options will vest on each of April 3, 2008, April 3, 2009, April 3, 2010 and April 3, 2011.

(8) One hundred percent (100%) of the options will vest on April 1, 2008.

(9) One hundred percent (100%) of the options will vest on July 16, 2008.

[10] One hundred percent (100%) of the restricted stock will vest on November 24, 2010, or earlier upon each of November 24, 2008 and November 24, 2009 if certain performance targets are achieved.

[11] Reflects the value as calculated using the closing market price of our Common Stock as of the last trading day in fiscal year 2007, December 31, 2007 ($1.19).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE–IN–CONTROL

Description of Agreements Providing for Potential Payments

We have entered into certain agreements that will require us to provide compensation to certain of our Named Executive Officers in the event of a termination of employment. These agreements generally call for increased payments if the termination of employment occurs in connection with a change of control. A summary of these agreements follows this section.

Pursuant to the Named Executive Officers' restricted stock award agreements, the restrictions will lapse and the restricted stock will become fully vested upon the Named Executive Officer's: (a) termination of employment due to disability; (b) resignation for good reason (as defined in the agreement); or (c) termination of employment by the Company without cause. Additionally, the share restrictions will lapse and the restricted stock will become fully vested upon (i) the Named Executive Officer's involuntary termination of employment within 365 days after a change in control; (b) the Named Executive Officer's resignation for good reason within 365 days of a change in control; or (c) upon the sale by the Company of the business unit with respect to which the Named Executive Officer primarily performs services.

Rardin Employment Agreement

Mr. Rardin's employment agreement provides for payments and benefits on certain terminations and changes of control of our Company.

Termination for Cause; Resignation without Good Reason. If we terminate Mr. Rardin's employment for "cause" or he resigns without "good reason"(as such terms are defined in his agreement), then he will receive only the salary that is accrued through the date of termination. "Cause" is defined in the agreement as a termination for gross negligence related to the performance of Mr. Rardin's duties, Mr. Rardin's commission of a felony or his material violation of a significant corporate policy that has not been substantially mitigated after three (3) days notice. "Good reason" is defined in the agreement as: (i) a constructive termination, (ii) our failure to comply with our director and officer liability insurance coverage obligations under the agreement, (iii) a material reduction in Mr. Rardin's base salary, incentive compensation opportunity, or responsibility or (iv) if he is no longer a member of the Board of Directors.

Termination due to Disability or without Cause; Resignation for Good Reason. If we terminate Mr. Rardin's employment as a result of the onset of his disability or without cause, or if he terminates his employment for good reason, then Mr. Rardin will be entitled to receive:

- twenty four (24) months then–current salary, to be paid in equal installments over the twenty four (24) month period,
- an amount equal to two (2) times the maximum amount of his then–current annual bonus that could be earned assuming the achievement of the highest performance targets for each month of the current plan year during which he was employed, to be paid in equal installments over the twenty four (24) month period,
- continuation of healthcare, life and accidental death and dismemberment and disability insurance benefits for twenty four (24) months after the date of termination, and

- accelerated vesting of his outstanding stock options.

Change in Control. Mr. Rardin's employment agreement provides that, in the event of a change in control of our Company, as defined in the agreement, all options then held by Mr. Rardin will immediately vest and become exercisable.

In addition, Mr. Rardin will be entitled to additional payments in the event of a change in control, if:

- Mr. Rardin's employment is involuntarily terminated within 120 days prior to or 365 days following the change in control, or

- Mr. Rardin voluntarily terminates his employment with us within 365 days following the change in control, following:

    - a reduction in his responsibilities or authority with respect to the business,

    - any reduction in his compensation package, including then–current salary, in effect immediately prior to the change in control, or

    - the relocation of our principal place of business by more than thirty (30) miles.

Under this scenario, Mr. Rardin will be entitled to the following benefits:

- twenty four (24) months of then–current salary, to be paid in a single payment,

- an amount equal to two (2) times the maximum amount of then–current bonus (assuming achievement of the highest performance targets), to be paid in a single payment, and

- continuation of healthcare, life and accidental death and dismemberment and disability insurance benefits for twenty four (24) months following termination.

In addition, upon a change of control, we will deposit $300,000 into an interest-bearing escrow account as a "stay bonus" for Mr. Rardin to help assure a smooth transition, but only if the acquiror requests Mr. Rardin's continued employment. The amount in the escrow will be paid to Mr. Rardin twelve (12) months after the change in control if Mr. Rardin has substantially performed the services requested by the acquiror. If the acquiror does not request Mr. Rardin's service after the change in control, he will not receive the escrowed amount. If the acquiror requests less than a full year of service, Mr. Rardin will receive a pro rata amount of the escrowed amount based on the number of months worked. At the end of the "stay bonus" performance period, Mr. Rardin will have a 30-day period following termination of such services or 365 days following the change of control, whichever is later, to terminate his services with the Company and be entitled to receive the change of control payments described above in addition to the "stay bonus."

A "change in control" is defined in the agreement as a change in the ownership of fifty percent (50%) or more of our outstanding Common Stock in a transaction or series of transactions effected by a third party or group, a change of at least fifty percent (50%) of our Board in a transaction or series of transactions effected by a third party or group (other than pursuant to a nomination of a new slate of directors where there has been no material change in beneficial ownership of our Common Stock within the year preceding such nomination) or a sale of substantially all of our assets.

Excise Tax Gross Ups. Mr. Rardin's employment agreement requires us to make him whole with respect to any payments or benefits from us if any excise taxes are imposed on such payments or benefits under Section 4999 of the Internal Revenue Code of 1986, as amended.

Restrictive Covenants. Mr. Rardin's employment agreement includes customary provisions with regard to non–competition and non–solicitation (including during the 24 month period following termination of employment), as well as confidentiality.

Oreskovich Key Officer and Letter Agreements

Our Key Officer and Letter Agreements with Mr. Oreskovich provide for payments and benefits on certain terminations and changes of control of our Company.

Termination for Cause; Resignation without Good Reason. If we terminate Mr. Oreskovich's employment for "cause" or he resigns without "good reason" (as such terms are defined in the Key Officer Agreement), he will receive only the salary that is accrued through the date of termination. "Cause" is defined in the Key Officer Agreement as a termination for gross negligence, commission of a felony or material violation of a corporate policy. "Good reason" is defined in the Key Officer Agreement as constructive termination or a material reduction in Mr. Oreskovich's base salary or responsibility.

Termination without Cause or Due to Disability; Resignation for Good Reason. If we terminate Mr. Oreskovich's employment without cause or due to his disability, or he terminates his employment for good reason, then under the Key Officer Agreement, if Mr. Oreskovich executes a release, we will pay to him an amount equal to:

- twelve (12) months of then–current salary, to be paid in equal installments over the twelve (12) month period,
- one-twelfth of his then current calculated bonus, determined by taking the maximum amount of bonus in effect for the then-current year during which he was employed, plus an additional 12 months, to be paid in equal installments over the twelve (12) month period, and
- continuation of healthcare, life and accidental death and dismemberment and disability insurance benefits for twelve (12) months after the date of termination.

Change in Control. Mr. Oreskovich's Key Officer Agreement provides that, in the event of a change in control of our Company, as defined in the Key Officer Agreement, all options then held by Mr. Oreskovich will immediately vest and become exercisable.

In addition, under the Key Officer Agreement, Mr. Oreskovich will be entitled to additional payments in the event of a change in control, if:

- Mr. Oreskovich's employment is involuntarily terminated within 365 days following the change in control, or
- Mr. Oreskovich voluntarily terminates his employment with us within 365 days following the change in control, following:
    - a reduction in his responsibilities or authority with respect to the business,
    - any reduction in his compensation package, including then–current salary, in effect immediately prior to the change in control, or
    - the relocation of our principal place of business by more than thirty (30) miles.

Under this scenario, Mr. Oreskovich will be entitled to the following additional benefits:

- twelve (12) months of his then–current salary, to be paid in a single payment within thirty (30) days of termination of his employment, and

- an amount equal to one–twelfth (1/12th) of the maximum amount of his then–current annual bonus determined without regard to achievement of performance targets for each month of the current plan year during which he was employed, plus an additional twelve (12) months, to be paid in a single payment within thirty (30) days of the termination of his employment, and

- continuation of health care, life and accidental death and dismemberment, and disability insurance benefits for twelve (12) months after the termination.

Further, upon a change in control, we will deposit $50,000 into an interest–bearing escrow account as a "stay bonus" to help assure a smooth transition if the acquiror requests that Mr. Oreskovich continue his employment with us. The amount held in escrow will be paid to Mr. Oreskovich twelve (12) months after the change in control if he has substantially performed the services requested by the acquiror. If the acquiror does not request Mr. Oreskovich's service after the change in control, he will not receive the escrowed amount. If the acquiror requests less than a full year of service, Mr. Oreskovich will receive a pro rata amount of the escrowed amount based on the number of months worked. At the end of the "stay bonus" performance period, Mr. Oreskovich will have a 30-day period following termination of such services or 365 days following the change of control, whichever is later, to terminate his services with the Company and be entitled to receive the change of control payments in addition to the "stay bonus."

A "change in control" is defined in the Key Officer Agreement as a change in the ownership of fifty percent (50%) or more of our outstanding Common Stock in a transaction or series of transactions effected by a third party or group, a change of at least fifty percent (50%) of our Board in a transaction or series of transactions effected by a third party or group (other than pursuant to a nomination of a new slate of directors where there has been no material change in beneficial ownership of our Common Stock within the year preceding such nomination) or a sale of substantially all of our assets.

Restrictive Covenants. The Key Officer Agreement contains customary provisions with regard to non–competition and non–solicitation (including during the twelve (12) month period following termination of employment), as well as confidentiality.

Norton and Bowers Employment Agreement

The employment agreements with each of Mr. Norton and Mr. Bowers provide for payments and benefits on certain terminations and changes of control of our Company.

Termination for Cause; Resignation without Good Reason. If we terminate the executive's employment for "cause" or he resigns without "good reason" (as such terms are defined in his employment agreement), he will receive only the salary that is accrued through the date of termination. "Cause" is defined in the agreements as a termination for gross negligence, commission of a felony or material violation of a corporate policy. "Good reason" is defined in the agreements as constructive termination, a material reduction in the executive's base salary, target bonus percentage or responsibility, or a requirement that he change his principal place of employment to more than twenty (20) miles from his current residence.

Termination without Cause or Due to Disability; Resignation for Good Reason. If we terminate the executive's employment without cause or due to his disability, or he terminates his employment for good reason, then we will pay to him an amount equal to the greater of:

- any minimum severance payments required under applicable federal, state and local common law, or

- all of the following:

- twelve (12) months of then–current salary, to be paid in equal installments over the twelve (12) month period,

- an amount equal to the product of (i) one–twelfth (1/12th) of the maximum bonus amount for the then-current year multiplied by (ii) the sum of the number of months of the current plan year during which he was employed, plus an additional twelve (12) months, to be paid in equal installments over the twelve (12) month period, and

- continuation of healthcare, life and accidental death and dismemberment and disability insurance benefits for twelve (12) months after the date of termination.

Change in Control. The employment agreements provide that, in the event of a "change in control" of our Company, as defined in the employment agreements, all options then held by the executive will immediately vest and become exercisable.

In addition, the executive will be entitled to additional payments in the event of a change in control if:

- the executive's employment is involuntarily terminated within 365 days following the change in control, or

- the executive voluntarily terminates his employment with us within 365 days following the change in control, following any of:

  - a substantial reduction in his responsibilities or authority with respect to the business,

  - any reduction in his compensation package, including then–current salary, in effect immediately prior to the change in control, or

  - the relocation of his principal place of employment by more than twenty (20) miles from his current residence.

Under this scenario, the executive will be entitled to the greater of:

- any minimum severance required by law, and

- all of the following:

  - twelve (12) months of his then–current salary, to be paid according to normal payroll practices, plus

  - an amount equal to the product of (i) one–twelfth (1/12th) of the maximum amount of his then–current annual bonus determined without regard to achievement of performance targets, multiplied by (ii) the sum of 12 plus the number of months of the current plan year during which he was employed, to be paid in a single payment at the same time as the last salary equivalent payment, and

  - healthcare, life and accidental death and dismemberment and disability insurance benefits continuation for twelve (12) months after the termination.

A "change in control" is defined in the employment agreements as a change in the ownership of fifty percent (50%) or more of our outstanding Common Stock in a transaction or series of transactions effected by a third party or group, a change of at least fifty percent (50%) of our Board in a transaction or series of transactions effected by a third party or group (other than pursuant to a nomination of a new slate of directors where there has been no material

change in beneficial ownership of our Common Stock within the year preceding such nomination) or a sale of substantially all of our assets.

Restrictive Covenants. The employment agreements require the executives to preserve confidential information and not to compete with our Company or solicit customers or employees of our Company for the twelve (12) months following any termination of employment.

Cornet and Sartor Employment Agreements

In March 2007, we entered into employment agreements with each of Mr. Cornet and Mr. Sartor. The agreements provide for payments and benefits on certain terminations and changes of control of our Company, as described below.

Termination for Cause; Resignation without Good Reason. Under the agreements of Messrs. Cornet and Sartor, if we terminate the executive's employment for "cause" or he resigns without "good reason" (as such terms are defined in his employment agreement), he will be entitled only to payments or benefits required by law, if any. "Cause" is defined in the agreements as a termination for gross negligence, commission of a felony or material violation of a corporate policy. "Good reason" is defined in the agreements as constructive termination, a material reduction in the executive's base salary, target bonus percentage or responsibility, or a requirement that he change his principal place of employment to more than twenty (20) miles from the Toronto, Canada area.

Termination without Cause or Due to Disability; Resignation for Good Reason. If we terminate the executive's employment without cause or due to his disability, or he terminates his employment for good reason, then we will pay to him an amount equal to the greater of:

- any minimum severance required by law, and
- all of the following:
  - twelve (12) months of then–current salary, to be paid in equal installments over the twelve (12) month period,
  - an amount, to be paid in equal installments over the twelve (12) month period, equal to the product of (i) one–twelfth (1/12th) of the target bonus for the then-current year, multiplied by (ii) the sum of the number of months of the current plan year during which he was employed, plus an additional twelve (12) months, multiplied by (iii) a factor representing the previous year's performance, and
  - continuation of healthcare, life and accidental death and dismemberment and disability insurance benefits for twelve (12) months after the date of termination.

Change in Control. The agreements of Messrs. Cornet and Sartor provide that, in the event of a change in control of our Company, as defined in the employment agreement, all options then held by the executives will immediately vest and become exercisable.

In addition, each of the executives will be entitled to additional payments in the event of a change in control if:

- his employment is involuntarily terminated within 365 days following the change in control, or
- he voluntarily terminates his employment with us within 365 days following the change in control, following any of:
  - a substantial reduction in his responsibilities or authority with respect to the business,

- any reduction in his compensation package, including then–current salary, in effect immediately prior to the change in control, or

- the relocation of the executive's principal place of employment to other than the Toronto, Canada area.

Under this scenario, the terminated executive will be entitled to the greater of:

- any minimum severance required by law, and

- all of the following:

  - twelve (12) months of his then–current salary, to be paid according to normal payroll practices, plus

  - an amount equal to the product of (i) one–twelfth (1/12th) of the maximum amount of his then–current annual bonus determined without regard to achievement of performance targets, multiplied by (ii) the sum of 12 plus the number of months of the current plan year during which he was employed, to be paid in a single payment at the same time as the last salary equivalent payment, and

  - healthcare, life and accidental death and dismemberment and disability insurance benefits continuation for twelve (12) months after the termination.

A "change in control" is defined in the agreements as a change in the ownership of fifty percent (50%) or more of our outstanding Common Stock in a transaction or series of transactions effected by a third party or group, a change of at least fifty percent (50%) of our Board in a transaction or series of transactions effected by a third party or group (other than pursuant to a nomination of a new slate of directors where there has been no material change in beneficial ownership of our Common Stock within the year preceding such nomination) or a sale of substantially all of our assets.

Restrictive Covenants. The agreements of Messrs. Cornet and Sartor require each of them to preserve confidential information and not to compete with us or solicit our customers or employees for the twelve (12) months following any termination of employment.

Mr. Cornet's Resignation. Effective March 31, 2008, Mr. Cornet resigned from the Company. The Company entered into a separation agreement with Mr. Cornet, pursuant to which Mr. Cornet will be entitled to receive severance benefits in accordance with his employment contract. The summary of benefits he received in connection with his resignation is described below.

Summary of Termination Payments and Benefits

The following tables summarize the value of the termination and change in control payments and benefits to which each of our Named Executive Officers would have been entitled if he had terminated employment on December 31, 2007 under the circumstances indicated. The amounts shown in the tables do not include accrued but unpaid salary, earned annual bonus for 2007, or payments and benefits to the extent they are provided on a non–discriminatory basis to salaried employees generally upon termination of employment or change in control.

KENNETH D. RARDIN

Type of Payment	Termination for Cause or Resignation without Good Reason	Termination without Cause or as a Result of Disability, or Resignation For Good Reason	Change in Control with no Qualifying Termination	Change in Control with a Qualifying Termination
Cash	$0	$1,742,500	$300,000[1]	$2,721,900[2]
Benefits Continuation	$0	$22,508	$0	$22,508
Accelerated Equity Vesting[3]	$0	$357,000	$357,000	$357,000
TOTAL	$0	$2,122,008	$657,000	$3,101,408

(1) Reflects "stay" bonus payable twelve (12) months after the change in control contingent on Mr. Rardin's substantial performance of services requested by the acquiror.

(2) Includes $679,400 as an excise tax gross up payment. For purposes of determining whether any excise tax was triggered, we assumed we would be able to overcome any presumption that stock option grants in 2006 were made in contemplation of a change in control pursuant to regulations promulgated under Internal Revenue Code.

(3) Reflects the value of unexercised and unvested equity awards that would be realized in each case due to the accelerated vesting of such awards. Awards are valued based on the closing market price of our Common Stock as of the last trading day in fiscal year 2007, December 31, 2007 ($1.19). For purposes of this calculation, outstanding options having an exercise price more than the closing price of our common stock on such date have a value of $0.

STEVEN R. NORTON

Type of Payment	Termination for Cause or Resignation without Good Reason	Termination without Cause or as a Result of Disability, or Resignation For Good Reason	Change in Control with no Qualifying Termination	Change in Control with a Qualifying Termination
Cash	$0	$819,250	$0	$819,250
Benefits Continuation	$0	$9,478	$0	$9,478
Accelerated Equity Vesting[1]	$0	$238,000	$238,000	$238,000
TOTAL	$0	$1,066,728	$238,000	$1,066,728

(1) Reflects the value of unexercised and unvested equity awards that would be realized in each case due to the accelerated vesting of such awards. Awards are valued based on the closing market price of our Common Stock as of the last trading day in fiscal year 2007, December 31, 2007 ($1.19). For purposes of this calculation, outstanding options having an exercise price more than the closing price of our common stock on such date have a value of $0.

GARY D. BOWERS

Type of Payment	Termination for Cause or Resignation without Good Reason	Termination without Cause or as a Result of Disability, or Resignation For Good Reason	Change in Control with no Qualifying Termination	Change in Control with a Qualifying Termination
Cash	$0	$505,250	$0	$505,250
Benefits Continuation	$0	$8,852	$0	$8,852
Accelerated Equity Vesting(1)	$0	$238,000	$238,000	$238,000
TOTAL	$0	$752,102	$238,000	$752,102

(1) Reflects the value of unexercised and unvested equity awards that would be realized in each case due to the accelerated vesting of such awards. Awards are valued based on the closing market price of our Common Stock as of the last trading day in fiscal year 2007, December 31, 2007 ($1.19). For purposes of this calculation, outstanding options having an exercise price more than the closing price of our common stock on such date have a value of $0.

JACQUES CORNET

As noted above, effective March 31, 2008, Mr. Cornet resigned from the Company. He will receive the following severance in accordance with his Separation Agreement, which we entered on April 16, 2008:

- continuation of his annual salary at the time of his termination of CDN $267,650;
- CDN $33,456.25 for his 2008 pro rata bonus;
- continuation of certain health, dental and life insurance benefits through March 31, 2009 or until Mr. Cornet commences employment with another employer;
- CDN $37,059.23 for Mr. Cornet's accrued vacation days at the time of his termination; and
- CDN $25,000 for Mr. Cornet's contribution to the successful spin-off of Cedara Software SARL.

The sum of the cash payments to Mr. Cornet is equal to CDN $363,165.48, in each case less applicable income and employment tax withholding. The cash payments under will be paid over a 12 month period. In addition, Mr. Cornet will be entitled to exercise his stock options that have vested on or before March 31, 2008 on or before September 27, 2008, with the exception of one option grant which expires earlier by its terms. Mr. Cornet's employment agreement will be terminated as of March 31, 2008, however, Mr. Cornet will continue to be bound by the confidentiality, non-competition and other obligations under sections 15-18 of the employment contract.

LORIS SARTOR

Type of Payment	Termination for Cause or Resignation without Good Reason	Termination without Cause or as a Result of Disability, or Resignation For Good Reason(	Change in Control with no Qualifying Termination	Change in Control with a Qualifying Termination
Cash	$0	$480,983	$0	$480,983
Benefits Continuation	$0	$3,933	$0	$3,933
Accelerated Equity Vesting[1]	$0	$238,000	$238,000	$238,000
TOTAL	$0	$722,916	$238,000	$722,916

(1) Reflects the value of unexercised and unvested equity awards that would be realized in each case due to the accelerated vesting of such awards. Awards are valued based on the closing market price of our Common Stock as of the last trading day in fiscal year 2007, December 31, 2007 ($1.19). For purposes of this calculation, outstanding options having an exercise price more than the closing price of our common stock on such date have a value of $0.

STEVEN M. ORESKOVICH

Type of Payment	Termination for Cause or Resignation without Good Reason	Termination without Cause or as a Result of Disability, or Resignation For Good Reason/Constructive Termination	Change in Control with no Qualifying Termination	Change in Control with a Qualifying Termination
Cash	$0	$213,281	$50,000[2]	$263,281
Benefits Continuation	$0	$4,264	$0	$4,264
Accelerated Equity Vesting[1]	$0	$63,466	$63,466	$63,466
TOTAL	$0	$281,011	$113,466	$331,011

(1) Reflects the value of unexercised and unvested equity awards that would be realized in each case due to the accelerated vesting of such awards. Awards are valued based on the closing market price of our Common Stock as of the last trading day in fiscal year 2007, December 31, 2007 ($1.19). For purposes of this calculation, outstanding options having an exercise price more than the closing price of our common stock on such date have a value of $0.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2007

The following tables provide information about the compensation earned by our directors during 2007 regardless of when paid and their equity holdings as of December 31, 2007. The tables do not include Mr. Rardin, who received no additional compensation for his services as a director.

Name	Fees Earned or Paid in Cash ($)	Option Awards[(1)] ($)	Total ($)
Robert A. Barish, M.D.	59,625	33,932	93,557
Dennis Brown	69,375	61,775	131,150
Michael D. Dunham	58,500	33,932	92,432
Robert T. Geras	62,250	33,932	96,182
Anna Marie Hajek	66,375	33,932	100,307
R. Ian Lennox	57,750	33,932	91,682
Kevin E. Moley	60,000	33,932	93,932
Kevin G. Quinn	62,250	33,932	96,182
Ramamritham Ramkumar	62,250	33,932	96,182
Richard A. Reck	76,875	33,932	110,807

(1) Amounts reflect that portion of the dollar amount of options that we recognized for financial statement reporting purposes in accordance with FAS 123R for the fiscal year ended December 31, 2007 (disregarding the estimate of forfeitures related to service-based vesting). Assumptions used in the calculation of these amounts are included in note 6 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the Commission on April 1, 2008. During 2007, options for 15,000 shares were granted to each board member in accordance with the Board compensation plan in effect on the date of our 2007 annual meeting of Shareholders with a grant date fair value of $3.02 per share or $45,300 in total for each director. Please refer to the following table entitled *Outstanding Equity Awards of Directors at Fiscal Year End* for the aggregate number of option awards outstanding as of December 31, 2007. Our directors do not hold any stock awards.

Annual Board / Committee Retainer Fees. Non-employee Directors each receive an annual participation award of $40,000 per year, such amount to be earned and payable in increments of $10,000 per quarter. The non-employee Directors who serve as the Chair of the Board of Directors and Chair of the Audit Committee receive an additional $15,000 annual participation award, such amount to be earned and payable in increments of $3,750 per quarter. The non-employee Director who serves as the Chair of the Compensation Committee receives an additional $7,500 annual participation award, such amount to be earned and payable in increments of $1,875 per quarter. The non-employee Director who serves as the Chair of the Nominating and Governance Committee receives an additional $3,500 annual participation award, such amount to be earned and payable in increments of $875 per quarter.

Meeting Fees. Non-employee Directors also received a fee of $1,500 for each Board of Directors meeting or Board Committee meeting attended in person, and a fee of $750 for each Board of Directors or Board Committee meeting attended via teleconference. Directors are also reimbursed for certain expenses incurred in connection with attendance at Board of Directors and Board Committee meetings.

Stock Option Grants. On the date of our Annual Meeting of Shareholders, Directors who are not employees of Merge Healthcare receive nonqualified stock options to purchase 15,000 shares of Common Stock of Merge Healthcare under Merge Healthcare's 2005 Equity Incentive Plan ("Equity Incentive Plan"), with an exercise price equal to the closing price of Merge Healthcare's shares of Common Stock on such date. The nonqualified stock options vest in four (4) equal quarterly increments following the grant date. Stock options granted to the non-employee Directors under the Equity Incentive Plan expire at the earliest to occur of: (i) the expiration of the option term (no more than ten (10) years), or (ii) the expiration

of six (6) months from the date the Director ceases to serve on our Board. Options granted to non-employee Directors under the Equity Incentive Plan may be exercised, once vested, in whole or in part until termination of the exercise period. If a Director is elected or appointed after the date of the Annual Meeting, the amount of options issued will be prorated to coincide with the time Directors are elected or appointed for the following annual term, and that Director's stock option exercise price will be equal to the closing price of Merge Healthcare's shares of Common Stock as of the date of such new Director's election or appointment to the Board of Directors. Each option granted to Directors under the Equity Incentive Plan is evidenced by a written agreement between Merge Healthcare and the Director.

The Compensation Committee of the Board of Directors has not yet determined whether any changes to this compensation structure will be recommended with respect to the term beginning after the Merge Healthcare Annual Meeting.

OUTSTANDING EQUITY AWARDS OF DIRECTORS AT FISCAL YEAR END

The following table contains information concerning equity awards held by our directors that were outstanding as of December 31, 2007.

	Option Awards[1]			
Name	Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Expiration Date	Aggregate Number of Securities Underlying Options (#)
Robert A. Barish, M.D.	15,000	6.59	12/27/2016	30,000
	15,000	6.01	05/10/2017	
Dennis Brown	5,000	9.78	05/21/2013	70,000
	10,000	16.19	05/20/2014	
	15,000	17.50	06/01/2015	
	15,000	6.59	12/27/2016	
	10,000	5.52	01/30/2017	
	15,000	6.01	05/10/2017	
Michael D. Dunham	10,000	6.00	01/29/2008	137,500
	2,500	1.03	08/23/2009	
	2,500	2.13	02/08/2010	
	2,500	2.75	04/10/2010	
	5,000	1.40	05/23/2011	
	5,000	8.19	05/23/2012	
	50,000[2]	8.05	09/05/2012	
	5,000	9.78	05/21/2013	
	10,000	16.19	05/20/2014	
	15,000	17.50	06/01/2015	
	15,000	6.59	12/27/2016	
	15,000	6.01	05/10/2017	
Robert T. Geras	10,000	6.00	01/29/2008	82,500
	2,500	1.03	08/23/2009	
	5,000	1.40	05/23/2011	
	5,000	8.19	05/23/2012	
	5,000	9.78	05/21/2013	
	10,000	16.19	05/20/2014	
	15,000	17.50	06/01/2015	
	15,000	6.59	12/27/2016	
	15,000	6.01	05/10/2017	
Anna Marie Hajek	5,000	8.19	05/23/2012	65,000
	5,000	9.78	05/21/2013	
	10,000	16.19	05/20/2014	
	15,000	17.50	06/01/2015	

Name	Option Awards[1] Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Expiration Date	Aggregate Number of Securities Underlying Options (#)
	15,000	6.59	12/27/2016	
	15,000	6.01	05/10/2017	
R. Ian Lennox[3]	11,740	12.49	05/31/2008	56,740
	15,000	17.50	06/01/2015	
	15,000	6.59	12/27/2016	
	15,000	6.01	05/10/2017	
Kevin E. Moley	15,000	6.59	12/27/2016	30,000
	15,000	6.01	05/10/2017	
Kevin G. Quinn	15,000	6.59	12/27/2016	30,000
	15,000	6.01	05/10/2017	
Ramamritham Ramkumar	11,178	19.38	08/24/2015	41,178
	15,000	6.59	12/27/2016	
	15,000	6.01	05/10/2017	
Richard A. Reck	411	7.46	04/23/2013	60,411
	5,000	9.78	05/21/2013	
	10,000	16.19	05/20/2014	
	15,000	17.50	06/01/2015	
	15,000	6.59	12/27/2016	
	15,000	6.01	05/10/2017	

(1) All options are fully vested and exercisable, with the exception of the options granted on May 11, 2007 with a May 10, 2017 expiration date, which options were 75% vested and exercisable at December 31, 2007.

(2) Reflects a one time option award to Mr. Dunham in consideration of his agreement to serve as principal executive officer from July 2, 2006 until September 6, 2006, as an executive officer and not in consideration of his services as a director.

(3) Includes a replacement option to purchase 11,740 shares issued on June 1, 2005 to Mr. Lennox as a former director of Cedara in accordance with the Merger Agreement, dated as of January 17, 2005, by and among Merge Technologies Incorporated, Cedara Software Corp. and Corrida, Ltd.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as of December 31, 2007, with respect to shares of our Common Stock that may be issued under our existing equity compensation plans. The table does not include employee benefit plans intended to meet the qualification requirements of Section 401(a) of the Internal Revenue Code. All equity compensation plans are described more fully in Note 4 to our consolidated financial statements.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a)	Weighted–Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders	4,056,310	$ 8.48	743,129
Equity compensation plans not approved by security holders	24,750	$ 15.03	—
	4,081,060	$ 8.52	743,129

Security Ownership of Certain Beneficial Owners and Management

The following table shows, as of April 15, 2008, the beneficial ownership of shares of the Common Stock, by: (i) each person that is known to us to beneficially own or exercise the voting or dispositive control of five percent (5%) or more of the outstanding Common Stock; (ii) each of our Directors and Named Executive Officers, including Mr. Oreskovich, a former Named Executive Officer; and (iii) all of our Directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, the persons named below have sole voting and investment power with respect to the shares beneficially owned by such persons. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire the beneficial ownership within sixty (60) days.

Name and Address of Beneficial Owner [1]	Shares Beneficially Owned [2] [3]	Percentage of Total Outstanding
Prescott Group Capital Management, LLC [4]	4,932,822	13.81%
Glenhill Advisors, LLC [5]	2,800,000	7.84%
BlackRock, Inc. [6]	1,908,513	5.34%
Robert A. Barish, M. D.	92,781	(*)
Gary D. Bowers [7]	257,810	(*)
Dennis Brown	70,284	(*)
Jacques F. Cornet [7]	79,549	(*)
Michael D. Dunham	156,912	(*)
Robert T. Geras	325,591	(*)

Name and Address of Beneficial Owner [1]	Shares Beneficially Owned [2][3]	Percentage of Total Outstanding
Anna Marie Hajek	72,983	(*)
R. Ian Lennox [8]	59,675	(*)
Kevin E. Moley	36,249	(*)
Steven R. Norton [7]	284,797	(*)
Steven M. Oreskovich [7]	180,631	(*)
Kevin G. Quinn	30,000	(*)
Ramamritham Ramkumar	51,178	(*)
Kenneth D. Rardin [7]	543,000	1.52%
Richard A. Reck	88,439	(*)
Loris Sartor [7][9]	308,308	(*)
All Directors and Executive Officers as a Group (16 persons)	2,638,187	7.39%

(*) Less than 1% of outstanding Common Stock.

(1) The business address of each beneficial owner who is also a Director or Named Executive Officer of Merge Healthcare Incorporated is c/o Merge Healthcare Incorporated, 6737 West Washington Street, Suite 2250, Milwaukee, Wisconsin 53214–5650. The business address for Prescott Group Capital Management, L.L.C. is 1924 South Utica, Suite 1120, Tulsa, Oklahoma 74104–6529. The business address of Glenhill Advisors, LLC is 598 Madison Avenue, 12th Floor, New York, New York 10022. The business address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(2) Except pursuant to applicable marital property laws or as indicated in the footnotes to this table, to our knowledge, each shareholder identified in the table possesses sole voting and investment power with respect to all Common Stock shown as beneficially owned by such beneficial owner.

(3) Includes the following number of shares of Common Stock which may be acquired upon the exercise of stock options which are currently exercisable or exercisable within 60 days of April 15, 2008: 30,000 for Dr. Barish; 56,250 for Mr. Bowers; 70,000 for Mr. Brown; 77,906 for Mr. Comet; 127,500 for Mr. Dunham; 72,500 for Mr. Geras; 65,000 for Ms. Hajek, 56,740 for Mr. Lennox; 30,000 for Mr. Moley; 79,688 for Mr. Norton; 123,750 for Mr. Oreskovich; 30,000 for Mr. Quinn; 41,178 for Mr. Ramkumar; 225,000 for Mr. Rardin; 60,411 for Mr. Reck; and 83,208 for Mr. Sartor.

(4) As reported on a Form 4 filed with the Commission on February 5, 2008 jointly by Prescott Group Capital Management LLC., an Oklahoma limited liability company ("Prescott Capital"), and Mr. Phil Frohlich, manager of Prescott Capital, with respect to the number of shares owned by Prescott Group Aggressive Small Cap Master Fund, G. P. (the Master Fund) for the accounts of Prescott Group Aggressive Small Cap, L. P. or Prescott Group Aggressive Small Cap II, L. P. (the Small Cap Funds), the beneficial ownership of which both Prescott Capital and Mr. Frohlich disclaim.

(5) As reported on a Schedule 13G/A filed with the Commission on February 14, 2008 jointly by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC and Glenhill Capital L P. Mr. Krevlin is the managing member and control person of Glenhill Advisors, LLC. According to the Schedule 13G/A, each of Glenhill Advisors, LLC and Mr. Krevlin have sole voting and dispositive power with respect to 2,800,000 shares of our Common Stock.

(6) As reported on a Schedule 13G filed with the Commission on February 8, 2008 by BlackRock, Inc., on behalf of its investment advisory subsidiaries, BlackRock Advisors LLC, BlackRock Investment Management LLC and BlackRock (Channel Islands) Ltd., as having shared voting and dispositive power with respect to 1,908,513 shares of our Common Stock, the beneficial ownership of which BlackRock, Inc. disclaims.

(7) Includes the following number of shares of Restricted Common Stock granted on November 24, 2007, which shares shall become vested and non–forfeitable in increments of 33%, 33% and 34% on the first, second and third anniversaries of the grant date, respectfully, subject to certain restrictions and conditions as set by the Compensation Committee of our Board of Directors: 200,000 for Mr. Bowers; 200,000 for Mr. Norton; 53,333 for Mr. Oreskovich; 300,000 for Mr. Rardin; and 200,000 for Mr. Sartor.

(8) Reflects 2,935 non-voting exchangeable shares of Merge Cedara ExchangeCo Limited, which exchangeable shares may be exchanged on a one-to-one basis for shares of Merge Healthcare's Common Stock.

(9) Reflects 100 non-voting exchangeable shares of Merge Cedara ExchangeCo Limited, which exchangeable shares may be exchanged on a one-to-one basis for shares of Merge Healthcare's Common Stock.

Item 13. POLICIES AND PROCEDURES GOVERNING RELATED PERSON TRANSACTIONS

In March 2007, our Board adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- a "related person" means any of our directors, executive officers, nominees for director, holder of five percent (5%) or more of our Common Stock or any of their immediate family members; and

- a "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $50,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to our Audit Committee certain information relating to related person transactions for review, approval or ratification by our Audit Committee. Disclosure to our Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. Our Audit Committee's decision whether or not to approve or ratify a related person transaction is to be made in light of our Audit Committee's determination that consummation of the transaction is not or was not contrary to our best interests. Any related person transaction must be disclosed to our full Board.

Related Person Transactions

None

Item 14. INDEPENDENT AUDITORS

KPMG LLP is our independent registered public accounting firm and has audited our consolidated balance sheets as of December 31, 2007, and December 31, 2006, and the consolidated statements of operations, Shareholders' equity, comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2007, and our internal control as of December 31, 2007 as stated in their reports appearing in our Annual Report on Form 10–K.

The following table presents fees billed for professional services rendered for the audit of our annual financial statements for 2007 and 2006 and fees billed for other services rendered during 2007 and 2006 by KPMG LLP:

	2007	2006
Audit fees [1]	$1,450,000	$1,085,000
Audit-related fees[2]	63,500	0
Tax fees [3]	0	6,000
All other fees [4]	1,500	1,500
Total fees	$1,515,000	$1,092,500

(1) Audit fees include fees for the annual financial statement audit, quarterly reviews, audit of internal control over financial reporting, consents, review of registration statements and review of, and assistance with, Current Reports on Form 8–K. In 2007, audit fees also included $439,662 for the audit of restated financial statements in our 2006 Annual Report on Form 10-K/A.

(2) Audit-related fees consist of professional services related to accounting consultation.

(3) Tax fees consist of fees for tax compliance and tax consulting in Canada.

(4) All other fees consist of access to an accounting research application.

The Audit Committee of our Board has considered whether the provision of these services not related to the audit of the financial statements acknowledged above is compatible with maintaining the independence of KPMG LLP and is of the opinion that the provision of these services does not compromise KPMG LLP's independence.

The Audit Committee, in accordance with its charter, must pre–approve all non–audit services provided by our independent registered public accountants. The Audit Committee generally pre–approves specified services in the defined categories of audit services, audit related services and tax services up to specified amounts. Pre–approval may also be given as part of our Audit Committee's approval of the scope of the engagement of the independent registered public accountants or on an individual, explicit case–by–case basis before the independent auditor is engaged to provide each service.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a) The following documents are filed as part of this annual report:

(b) See Exhibit Index that follows.

Exhibit Index

31.1	Certification of Chief Executive Officer (principal executive officer) Pursuant to Rule 13a–14(a) under the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer (principal accounting officer) Pursuant to Rule 13a–14(a) under the Securities Exchange Act of 1934.
32	Certification of Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal accounting officer) Pursuant to Section 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERGE HEALTHCARE INCORPORATED

Date: April 28, 2008

By: /s/ KENNETH D. RARDIN
Kenneth D. Rardin
President and Chief Executive Officer
(principal executive officer)

Date: April 28, 2008

By: /s/ STEVEN R. NORTON
Steven R. Norton
Executive Vice President & Chief Financial Officer
(principal financial officer and principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: April 28, 2008

By: *
Michael D. Dunham
Chairman of the Board

Date: April 28, 2008

By: *
Robert A. Barish, M. D.
Director

Date: April 28, 2008

By: *
Dennis Brown
Director

Date: April 28, 2008

By: *
Robert T. Geras
Director

Date: April 28, 2008

By: *
Anna Marie Hajek
Director

Date: April 28, 2008

By: *
R. Ian Lennox
Director

Date: April 28, 2008

By: *
Kevin E. Moley
Director

Date: April 28, 2008

By: *
Kevin G. Quinn
Director

Date: April 28, 2008

By: ______*______
Ramamritham Ramkumar
Director

Date: April 28, 2008

By: ______*______
Kenneth D. Rardin
Director

Date: April 28, 2008

By: ______*______
Richard A. Reck
Director

* Date: April 28, 2008

By: /s/ Kenneth D. Rardin
(Attorney-in-Fact)

Exhibit 31.1

CERTIFICATION

Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

I, Kenneth D. Rardin, certify that:

1. I have reviewed this report on Form 10-K/A of Merge Healthcare Incorporated (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the Registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's Board of Directors (or such other persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: April 28, 2008

/s/ KENNETH D. RARDIN

Kenneth D. Rardin
President and Chief Executive Officer
(principal executive officer)

Exhibit 31.2

CERTIFICATION

Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

I, Steven R. Norton, certify that:

1. I have reviewed this report on Form 10-K/A of Merge Healthcare Incorporated (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the Registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's Board of Directors (or such other persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: April 28, 2008

/s/ STEVEN R. NORTON

Steven R. Norton
Executive Vice President & Chief Financial Officer
(principal financial officer and principal accounting officer)

Exhibit 32

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

In connection with the Annual Report on Form 10-K/A of MERGE HEALTHCARE INCORPORATED (the "Company") for the three months and year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Kenneth D. Rardin, as principal executive officer of the Company, and Steven R. Norton, as principal financial officer of the Company, each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002, that, to the best of their knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 28, 2008

By: /s/ KENNETH D. RARDIN
Kenneth D. Rardin
President and Chief Executive Officer
(principal executive officer)

Date: April 28, 2008

By: /s/ STEVEN R. NORTON
Steven R. Norton
Executive Vice President & Chief Financial Officer
(principal financial officer and principal accounting officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes–Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Merge Healthcare, The Russell 2000 Index
And The NASDAQ Computer Index


$400
$350
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Merge Healthcare
Russell 2000
NASDAQ Computer

$100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

MERGE™
Healthcare

www.merge.com

END